Form 20-F
period 2023-03-31
TOP Financial Group Ltd
filed 2023-06-30
CIK 1848275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Ka Fai Yuen

+852-3107-0731

paul.yuen@zyzq.com.hk

118 Connaught Road West

Room 1101

Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	TOP	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,004,635 ordinary shares issued and outstanding as of March 31, 2023.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Asian investors” refers to the Asian population around the globe.

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan;

●	“Controlling Shareholder” refers to Zhong Yang Holdings (BVI) Limited;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

●	“HKSFO” refers to the Securities and Futures Ordinance (Cap. 571) of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.001 per share;

●	“Operating Subsidiaries” refers to WIN100 TECH, WIN100 WEALTH, ZYCL and ZYSL;

●	“Predecessor Parent Company” or “ZYHL” refers to Zhong Yang Holdings Limited, a company with limited liability under the laws of Hong Kong.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

●	“TFGL”, “TOP”, the “Company”, “we,” “us,” “or “our” refers to TOP Financial Group Limited, a Cayman Islands exempted company, and, in the context of describing its operation and business, its subsidiaries;

●	“TOP 500” refers to TOP 500 SEC PTY LTD, a company formed under the laws of Australia;

●	“TOP ASSET MANAGEMENT” refers to TOP ASSET MANAGEMENT PTE.LTD., a company formed under the laws of Singapore;

●	“TOP FINANCIAL” refers to TOP FINANCIAL PTE.LTD., a company formed under the laws of Singapore;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“WIN100 TECH” refers to WIN100 TECH Limited, a company incorporated under the laws of British Virgin Islands.

●	“WIN100 WEALTH” refers to WIN100 WEALTH LIMITED, a company incorporated under the laws of the British Virgin Islands;

●	“Winrich” refers to Winrich Finance Limited, a company incorporated under the laws of the Hong Kong;

●	“ZYAL BVI” refers to ZYAL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYCL” refers to Zhong Yang Capital Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYCL BVI” refers to ZYCL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYFL (BVI)” refers to ZYFL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYIL (BVI)” refers to ZYIL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYNL (BVI)” refers to ZYNL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYPL (BVI)” refers to ZYPL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYSL” refers to Zhong Yang Securities Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYSL (BVI)” refers to ZYSL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYTL (BVI)” refers to ZYTL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYXL (BVI)” refers to ZYXL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

TFGL is a holding company with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$7.8499 to US$1.00 or an average rate of HK$7.8389 to US$1.00 for the fiscal year ended March 31, 2023, at a year-end spot rate of HK$7.8325 to US$1.00 or an average rate of HK$7.7844 to US$1.00 for the fiscal year ended March 31, 2022, and at a year-end spot rate of HK$7.7746 to US$1.00 and an average rate for HK$7.7526 to US$1.00 for the fiscal year ended March 31, 2021.

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

Our Subsidiaries and Business Functions

ZYSL (BVI) was formed as the investment holding company of ZYSL under the laws of the British Virgin Islands on August 29, 2019 as part of the reorganization. It does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYCL (BVI) was formed as the investment holding company of ZYCL under the laws of the British Virgin Islands on August 29, 2019 as part of the reorganization. It does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYAL (BVI) was formed under the laws of the British Virgin Islands on January 7, 2021. It is a holding company and does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYTL (BVI) was formed under the laws of the British Virgin Islands on January 12, 2021. It is a holding company and does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYNL (BVI) was formed under the laws of the British Virgin Islands on January 20, 2021. It is a holding company and does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYPL (BVI) and ZYXL (BVI) were formed under the laws of the British Virgin Islands on July 14, 2022. Each of ZYXL (BVI) and ZYPL (BVI) is a holding company and does not engage in any material operation and each is a direct subsidiary of TFGL.

ZYFL (BVI) and ZYIL (BVI) were formed under the laws of the British Virgin Islands on November 11, 2022. Each of ZYFL (BVI) and ZYIL (BVI) is a holding company and does not engage in any material operation and each is a direct subsidiary of TFGL.

ZYSL was formed in accordance with laws and regulations of Hong Kong on April 22, 2015 with a registered capital of HKD 18,000,000 (approximately US$2.3 million). ZYSL is a limited liability corporation licensed with HKSFC to carry out regulated activities including Type 1 Dealing in Securities and Type 2 Dealing in Futures Contracts. It is a direct subsidiary of ZYSL (BVI) and an indirect subsidiary of TFGL.

ZYCL was established in accordance with laws and regulations of Hong Kong on September 29, 2016 with a registered capital of HKD 5,000,000 (approximately US$0.6 million). ZYCL is a limited liability corporation licensed with the HKSFC to carry out regulated activities Type 4 Advising on Securities, Type 5 Advising on Futures Contracts and Type 9 Asset Management. It is a direct subsidiary of ZYCL (BVI) and an indirect subsidiary of TFGL.

WIN100 TECH was formed under the laws of the British Virgin Islands on May 14, 2021. WIN100 TECH is a Fintech development and IT support company. It provides trading solutions for clients trading on the world’s major derivatives and stock exchanges. It is a direct subsidiary of ZYTL (BVI) and an indirect subsidiary of TFGL.

WIN100 WEALTH was formed under the laws of the British Virgin Islands on July 21, 2021. WIN100 WEALTH borrowed $6 million from TGFL in the form of intra-company loans and invest such amount in financial products. It is a direct subsidiary of ZYIL (BVI) and an indirect subsidiary of TFGL.

Winrich was formed under the laws of Hong Kong on February 24, 2023. It does not engage in any material operation. We plan to apply the Money Lenders License in Hong Kong through Winrich. It is a direct subsidiary of ZYFL (BVI) and an indirect subsidiary of TFGL.

TOP 500 was formed under the laws of Australia on October 22, 2008. TOP 500 owns an Australian Financial Services License (AFSL: 328866). It does not have any material operation as of the date of this annual report. We plan to provide financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc. through TOP 500. It is a direct subsidiary of ZYAL (BVI) and an indirect subsidiary of TFGL.

TOP ASSET MANAGEMENT was formed under the laws of Singapore on November 28, 2022. It does not engage in any material operation. We plan to register with the Monetary Authority of Singapore as a Registered Fund Management Company to carry out Fund Management services. It is a direct subsidiary of ZYXL (BVI) and an indirect subsidiary of TFGL.

TOP FINANCIAL was formed under the laws of Singapore on November 28, 2022. It does not engage in any material operation. We plan to acquire the CMS license from the Monetary Authority of Singapore to carry out regulated activities in Dealing in Capital Market. It is a direct subsidiary of ZYPL (BVI) and an indirect subsidiary of TFGL.

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

During the fiscal years ended March 31, 2023, 2022 and 2021, cash transfers and/or transfers of other assets between our Company and our subsidiaries were as follows:

No.	Transfer From	Transfer To	Amount (US$)	Date	Purpose
1	TGFL	WIN100 WEALTH	$1,000,000	February 14, 2023	Intra-company loan
2	TGFL	ZYSL	$3,000,000	March 10, 2023	Capital injection
3	TGFL	WIN100 WEALTH	$5,000,000	April 18, 2023	Intra-company loan

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

Enforceability of Civil Liabilities

TFGL was formed under the laws of the Cayman Islands as an exempted company with limited liability. Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

TFGL has appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has been inspected by the PCAOB.  Our former auditor, Friedman LLP (“Friedman”), the independent registered public accounting firm that issued the audit report for the fiscal year ended March 31, 2021 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman’s compliance with applicable professional standards. Friedman was headquartered in Manhattan, New York with no branches or offices outside the United States and had been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Friedman LLP was merged with Marcum LLP on September 1, 2022 and filed its application to withdraw the PCAOB registration on December 30, 2022. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Ordinary Shares— Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC, given that (1) our Operating Subsidiaries are incorporated in Hong Kong or the British Virgin Islands and are located in Hong Kong, (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). In addition, we have not been asked to obtain such permissions or to complete any filing by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, may hinder our ability to offer Ordinary Shares to investors in the future and may cause the value of our Ordinary Shares to significantly decline or be worthless.

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

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business (page 4).

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

●	Substantially all of the Operating Subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations. at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain (page 11).

●	We may become subject to a variety of PRC laws and other obligations regarding data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations (page 12).

●	If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless (page 13).

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to ZYSL and ZYCL (page 14).

●	The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions (page 14).

●	The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions (page 17).

Risks Relating to our Ordinary Shares

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment (page 14).

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (page 15).

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences (page 20).

Risks Relating to Our Business and Industry

●	Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects (page 21).

●	Unfavorable financial market and economic conditions in Hong Kong, China, and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations (page 22).

●	Geopolitical risks and political uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to us and impact our strategic plans, which could have adverse effects on our business and its profitability (page 23).

●	The online brokerage service industry and the financial services industry are intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected (page 23).

●	During the years ended March 31, 2023, 2022 and 2021, our top five customers accounted for a significant portion of our total revenues. The loss of any such customers or a material decline in their trading activities through us would have an adverse effect on our operating results (page 23).

●	We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business (page 25).

●	Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them (page 25).

●	We are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions (page 26).

●	We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties and expose ourselves to new geographical markets (page 27).

●	We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters (page 35).

●	Aggressive competition could reduce our market share, revenues and profits (page 35).

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

TFGL is a holding company, and our Operating Subsidiaries, ZYSL and ZYCL, both formed in Hong Kong, and WIN100 TECH, incorporated in the British Virgin Islands, conduct operations in Hong Kong. Our operations are primarily located in Hong Kong and some of our clients are PRC individuals or companies that have shareholders or directors that are PRC individuals. As of the date of this annual report, we do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC, given that (1) our Operating Subsidiaries are incorporated in Hong Kong or the British Virgin Islands and are located in Hong Kong, (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). In addition, we have not been asked to obtain such permissions or to complete any filing by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, may hinder our ability to offer Ordinary Shares to investors in the future and may cause the value of our Ordinary Shares to significantly decline or be worthless.

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

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue future offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or CAC or filing with the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

Risks Relating to our Ordinary Shares

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to YCM CPA Inc., it will be inspected by the PCAOB on a regular basis.. Our former auditor, Friedman LLP (“Friedman”), the independent registered public accounting firm that issued the audit report for the fiscal year ended March 31, 2021 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman’s compliance with applicable professional standards. Friedman was headquartered in Manhattan, New York with no branches or offices outside the United States and had been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Friedman LLP was merged with Marcum LLP on September 1, 2022 and filed its application to withdraw the PCAOB registration on December 30, 2022. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Furthermore, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

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

We are a company formed under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are a company formed under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands laws are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands laws are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a biannual basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our future strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of September 30 (the last business day of the second fiscal quarter)  (ii) the end of the fiscal year in which we have total annual gross revenues of US$1.235 billion or more during such fiscal year, (iii) the date on which we issue more than US$1 billion in non-convertible debt in a three-year period, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering.

We may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

Risks Relating to our Business and Industry

Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

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

Our Operating Subsidiaries have a relatively short history in serving our current client base. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. Any significant change to our business model that does not achieve expected results could have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

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

During the years ended March 31, 2023, 2022 and 2021, our top five customers accounted for a significant portion of our total revenues. The loss of any such customers or a material decline in their trading activities through us would have an adverse effect on our operating results.

Our top five customers accounted for 43%, 77% and 92% of our total revenues for the years ended March 31, 2023, 2022 and 2021, respectively. Although our Operating Subsidiaries strive to provide excellent service and experience to our customers, we cannot guarantee that these top customers will continue to trade on our platform at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. The volume of trading and the type of futures products which these clients may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook of the market as well as factors beyond our control. Any decline in our top customers’ transaction volume would lower our revenues, which would adversely affect our profitability.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

Our Operating Subsidiaries derive a significant portion of our revenues from commissions and fees paid by our clients for trading futures through our online platforms. During the years ended March 31, 2023, 2022 and 2021, our futures brokerage commission income amounted to US$4.3 million, US$4.3 million and US$16.09 million, respectively, representing 44.6%, 54.9% and 95.15% of our total revenues, respectively. We did not generate any revenue from options trading services or margin financing services during the years ended March 31, 2023, 2022 and 2021. During the years ended March 31, 2023, 2022 and 2021, our stock brokerage commission income amounted to US$58,266, US$14,827 and US$32,843, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States offer zero commission fees or similar policies to attract securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

The level of commission and fee rate we need to pay our execution brokers may increase in the future. Any material increment in our commission or free rates could reduce our profitability.

Commission expenses were our largest type of expenses, which amounted to 29%, 35% and 61% of our revenues for the years ended March 31, 2023, 2022 and 2021, respectively. Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We rely on these partners to execute trades except for orders to the Hong Kong Stock Exchange and Hong Kong Futures Exchange. Although there is a wide selection of broker partners we could choose from, if the commission and fee rate we need to pay to our execution brokers increase significantly and we could not find cost-effective alternatives or pass on the extra cost to our customers, our operating and financial results may be materially and adversely affected.

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

Zhong Yang Holdings (BVI) Limited, our Controlling Shareholder, beneficially owns 85.70% of our total issued and outstanding Ordinary Shares as of the date of this annual report. Accordingly, Zhong Yang Holdings (BVI) Limited will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. Ms. Junli Yang, our Chairwoman of the Board of Directors, owns 82.3% of the equity interest in Zhong Yang Holdings (BVI) Limited and is the sole director of Zhong Yang Holdings (BVI) Limited. Ms. Junli Yang may be deemed the beneficial owner of all Ordinary Shares held by Zhong Yang Holdings (BVI) Limited. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

Our Operating Subsidiaries are committed to providing new products and services in order to strengthen our market position in the financial services industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. These activities expose us to new and increasingly challenging risks, including, but not limited to:

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

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, or (vi) us and our Controlling Shareholder and other beneficial owners. As our Operating Subsidiaries expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place extensive internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

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

Our Operating Subsidiaries collect, store, and process certain personal and sensitive data from our clients. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules, and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any misuse or mishandling of such personal and sensitive data and confidential information could result in legal liabilities, regulatory actions, reputational damage to us, which could in turn materially and adversely affect our business prospects and results of operation.

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

We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting. In the course of preparing our consolidated financial statements as of and for each of the three years ended March 31, 2023, 2022 and 2021, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of US GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements. To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future. See also “Item 15. Controls and Procedures” of this annual report.

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

Our Operating Subsidiaries own and maintain a number of registered domain names (including our website www.ZYFGL.com) and, although we do not currently own any registered trademarks other than our company logo, registered in Hong Kong, we may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

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

Our customer base is mainly comprised of individual customers. Although our Operating Subsidiaries offer services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

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

Our Operating Subsidiaries conduct brokerage business through two trading platforms licensed from third parties. Our proposed CFD trading business will also be conducted through a trading platform licensed from a third party. Any interruption in the third parties’ services, or deterioration in the third parties’ performance or quality could adversely affect our business operation. Moreover, we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all, which could materially impact our business and results of operations.

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

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. As a public company, we are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

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

Our Operating Subsidiaries currently conduct our futures and stock brokerage business through trading platforms licensed from third parties. Our reputation, business, financial position, results of operations and cash flows may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative are unavailable or if cost of such alternatives are unfavorable.

Our Operating Subsidiaries currently conduct our futures and stock brokerage business through two trading platforms, Esunny for futures trading and 2GoTrade for stock trading, both of which were licensed from third parties. The cost, quality and accessibility of the two trading platforms are essential to our services. We are subject to the risk of our licensors discontinue or modify the licensing agreements or increase the price thereof. If any such licensors were to go out of business, alternative trading platforms or service providers may not be available on acceptable terms or at all. Further, any increase in fees for such licenses and services may harm our ability to provide our services on a cost-effective basis. Reliable and cost-effective replacement sources may not be available on short notice or at all, and this may force us to increase prices and face a corresponding decrease in demand for our services. This would harm our ability to market our services in order to meet market demand and could materially and adversely affect our reputation, business, financial position, results of operations and cash flows.

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

Corporate Structure

The following diagram illustrates the corporate structure of TOP Financial Group Limited and its subsidiaries as of the date of this annual report:

Our Subsidiaries and Business Functions

ZYSL (BVI) was formed as the investment holding company of ZYSL under the laws of the British Virgin Islands on August 29, 2019 as part of the reorganization. It does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYCL (BVI) was formed as the investment holding company of ZYCL under the laws of the British Virgin Islands on August 29, 2019 as part of the reorganization. It does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYAL (BVI) was formed under the laws of the British Virgin Islands on January 7, 2021. It is a holding company and does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYTL (BVI) was formed under the laws of the British Virgin Islands on January 12, 2021. It is a holding company and does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYNL (BVI) was formed under the laws of the British Virgin Islands on January 20, 2021. It is a holding company and does not engage in any material operation. It is a direct subsidiary of TFGL.

ZYPL (BVI) and ZYXL (BVI) were formed under the laws of the British Virgin Islands on July 14, 2022. Each of ZYXL (BVI) and ZYPL (BVI) is a holding company and does not engage in any material operation and each is a direct subsidiary of TFGL.

ZYFL (BVI) and ZYIL (BVI) were formed under the laws of the British Virgin Islands on November 11, 2022. Each of ZYFL (BVI) and ZYIL (BVI) is a holding company and does not engage in any material operation and each is a direct subsidiary of TFGL.

ZYSL was formed in accordance with laws and regulations of Hong Kong on April 22, 2015 with a registered capital of HKD 18,000,000 (approximately US$2.3 million). ZYSL is a limited liability corporation licensed with HKSFC to carry out regulated activities including Type 1 Dealing in Securities and Type 2 Dealing in Futures Contracts. It is a direct subsidiary of ZYSL (BVI) and an indirect subsidiary of TFGL.

ZYCL was established in accordance with laws and regulations of Hong Kong on September 29, 2016 with a registered capital of HKD 5,000,000 (approximately US$0.6 million). ZYCL is a limited liability corporation licensed with the HKSFC to carry out regulated activities Type 4 Advising on Securities, Type 5 Advising on Futures Contracts and Type 9 Asset Management. It is a direct subsidiary of ZYCL (BVI) and an indirect subsidiary of TFGL.

WIN100 TECH was formed under the laws of the British Virgin Islands on May 14, 2021. WIN100 TECH is a Fintech development and IT support company. It provides trading solutions for clients trading on the world’s major derivatives and stock exchanges. It is a direct subsidiary of ZYTL (BVI) and an indirect subsidiary of TFGL.

WIN100 WEALTH was formed under the laws of the British Virgin Islands on July 21, 2021. WIN100 WEALTH borrowed $6 million from TGFL in the form of intra-company loans and invest such amount in financial products. It is a direct subsidiary of ZYIL (BVI) and an indirect subsidiary of TFGL.

Winrich was formed under the laws of Hong Kong on February 24, 2023. It does not engage in any material operation. We plan to apply the Money Lenders License in Hong Kong through Winrich. It is a direct subsidiary of ZYFL (BVI) and an indirect subsidiary of TFGL.

TOP 500 was formed under the laws of Australia on October 22, 2008. TOP 500 owns an Australian Financial Services License (AFSL: 328866). It does not have any material operation as of the date of this annual report. We plan to provide financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc. through TOP 500. It is a direct subsidiary of ZYAL (BVI) and an indirect subsidiary of TFGL.

TOP ASSET MANAGEMENT was formed under the laws of Singapore on November 28, 2022. It does not engage in any material operation. We plan to register with the Monetary Authority of Singapore as a Registered Fund Management Company to carry out Fund Management services. It is a direct subsidiary of ZYXL (BVI) and an indirect subsidiary of TFGL.

TOP FINANCIAL was formed under the laws of Singapore on November 28, 2022. It does not engage in any material operation. We plan to acquire the CMS license from the Monetary Authority of Singapore to carry out regulated activities in Dealing in Capital Market. It is a direct subsidiary of ZYPL (BVI) and an indirect subsidiary of TFGL.

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

On March 26, 2020, we carried out a series of transactions to reorganize the legal structure of the Company. As part of the reorganization, Zhong Yang Financial Group Limited (“TFGL”) was formed under the laws of the Cayman Islands and two wholly-owned British Virgin Islands subsidiaries of TFGL, ZYSL (BVI) Limited (“ZYSL (BVI)”) and ZYCL (BVI) Limited (“ZYCL (BVI)”), were then incorporated on August 29, 2019. With the approval obtained from HKSFC, the ownership interests in ZYSL and ZYCL were transferred from Zhong Yang Holdings Limited to ZYSL (BVI) and ZYCL (BVI), respectively on March 26, 2020.

In support of our plan to expand our securities and futures brokerage services to additional foreign exchanges, two new investment holding companies, namely ZYAL (BVI) Limited (“ZYAL (BVI)”) and ZYNL (BVI) Limited (“ZYNL (BVI)”), were established, under the laws of the British Virgin Islands on January 7, 2021 and January 20, 2021, respectively. ZYNL (BVI) aims at providing financial service in New Zealand and accordingly, intends to register as a Financial Service Provider (“FSP”) on the Financial Service Providers Register (“FSPR”) governed by the New Zealand Companies Office through acquisition of or merger with local licensed entities. ZYNL (BVI) is actively seeking suitable acquisition targets in order to obtain the relevant licenses. As of the date of this prospectus, ZYNL (BVI) has not entered into any agreement with any targets.

Furthermore, on January 12, 2021, we incorporated an IT company, namely ZYTL (BVI) Limited (“ZYTL (BVI)”), under the laws of the British Virgin Islands for the purpose of strengthening our online trading platform by either the potential acquisition of a software development company or by independent development. ZYTL (BVI) does not engage in any material operation as of the date of this prospectus.

On May 14, 2021, we incorporated WIN100 TECH under the laws of the British Virgin Islands. WIN100 TECH is a Fintech development and IT support company. It provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

On September 9, 2021, the sole shareholder of the Company surrendered 20,000,000 ordinary shares of US$0.001 par value each for no consideration. In addition, on September 9, 2021, the sole shareholder of the Company approved and effected an increase of the Company’s authorized share capital from US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 per share, to US$150,000, divided into 150,000,000 ordinary shares of a par value of US$0.001 per share. All references to Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the surrender of Ordinary Shares by the sole shareholder and the increase of our authorized Ordinary Shares as if these events had occurred at the beginning of the earliest period presented.

On June 3, 2022, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 Ordinary Shares were issued at a price of US$5.00 per share. The gross proceeds received from the initial public offering totaled US$25 million. The Offering closed on June 3, 2022 and the Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

In June 2022, the Company completed its initial public offering of 5,000,000 Ordinary Shares at a price of $5.00 per share. The gross proceeds received from the initial public offering totaled USD 25 million. The Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

Effective July 13, 2022, the Company changed its name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited”.

On July 14, 2022, we incorporated ZYXL (BVI) Limited (“ZYXL (BVI)”) and ZYPL (BVI) Limited (“ZYPL (BVI)”) under the laws of the British Virgin Islands. Each of ZYXL (BVI) and ZYPL (BVI) is a holding company and does not engage in any material operation.

On November 11, 2022, we incorporated ZYFL (BVI) Limited (“ZYFL (BVI)”) and ZYIL (BVI) Limited (“ZYIL (BVI)”) under the laws of the British Virgin Islands. Each of ZYFL (BVI) and ZYIL (BVI) is a holding company and does not engage in any material operation.

On November 28, 2022, ZYPL (BVI) incorporated TOP Financial Pte. Ltd. under the laws of Singapore.

On November 28, 2022, ZYXL (BVI) incorporated TOP Asset Management Pte. Ltd. under the laws of Singapore.

On February 9, 2023, ZYIL(BVI) completed an acquisition of WIN100 WEALTH a company formed under the laws of the British Virgin Islands, at a purchase price of $10,000 in exchange for 100% of the equity interest in WIN100 WEALTH, pursuant to a Share Purchase Agreement dated February 9, 2023 by and among the Company, ZYIL(BVI), WIN100 WEALTH and the sole shareholder of WIN100 WEALTH. The sole shareholder of WIN100 WEALTH is Junli Yang, the Chairwoman of the Board of Directors of the Company. The Agreement was negotiated at arm’s length and was approved by the Board of Directors of the Company.

On April 12, 2023, ZYAL (BVI) completed an acquisition of TOP 500 SEC PTY LTD (“TOP 500”), a company formed under the laws of Australia that owns an Australian Financial Services License (AFSL: 328866), at a purchase price of $700,000 in exchange for 100% of the equity interest in TOP 500, pursuant to a Share Purchase Agreement dated August 31, 2022 by and among the Company, ZYAL (BVI), TOP 500 and the sole shareholder of TOP 500. The sole shareholder of TOP 500 is a company controlled by Junli Yang, the Chairwoman of the Board of Directors of the Company. The Agreement was negotiated at arm’s length and was approved by the Board of Directors of the Company.

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

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www. ZYFGL.com. The information contained on our website is not a part of this annual report.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to YCM CPA Inc., it will be inspected by the PCAOB on a regular basis. Our former auditor, Friedman LLP (“Friedman”), the independent registered public accounting firm that issued the audit report for the fiscal year ended March 31, 2021 included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Friedman’s compliance with applicable professional standards. Friedman was headquartered in Manhattan, New York with no branches or offices outside the United States and had been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Friedman LLP was merged with Marcum LLP on September 1, 2022 and filed its application to withdraw the PCAOB registration on December 30, 2022. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Ordinary Shares— Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC, given that (1) our Operating Subsidiaries are incorporated in Hong Kong or the British Virgin Islands and are located in Hong Kong, (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). In addition, we have not been asked to obtain such permissions or to complete any filing by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, may hinder our ability to offer Ordinary Shares to investors in the future and may cause the value of our Ordinary Shares to significantly decline or be worthless.

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

4.B. Business Overview

Overview

Our Operating Subsidiaries operate an online brokerage firm in Hong Kong specializing in the trading of local and overseas equities, futures, and options products. Our clients primarily reside in Asia and we are currently focusing on expanding our customer base to Southeast Asian investors. Our trading platforms, which our Operating Subsidiaries license from third parties, enable investors to trade approximately more than 100 futures products on multiple exchanges around the world including the member exchanges of Chicago Mercantile Exchange (CME), Hong Kong Futures Exchange (HKFE), The New York Mercantile Exchange (NYMEX), The Chicago Board of Trade (CBOT), The Commodity Exchange (COMEX), Eurex Exchange (EUREX), ICE Clear Europe Limited (ICEU), Singapore Exchange (SGX), Australia Securities Exchange (ASX), Bursa Malaysia Derivatives Berhad (BMD), and Osaka Exchange (OSE). Our continuous efforts focusing on offering value-added services and access to exchanges around the globe, compounded with user friendly experience, have enabled us to become one of the fast-growing online trading platforms for our clients. Our trading volume of futures contracts was 9.61 million trades in fiscal year 2021, 2.64 million trades in fiscal year 2022 and 2.97 million trades in fiscal year 2023. Our total registered customer number increased from 247 as of March 31, 2021 to 292 as of March 31, 2022 and further increased to 296 as of March 31, 2023. In fiscal year 2021, we had 49 revenue-generating accounts in total, including 33 accounts for futures trading and 16 accounts for securities trading. In fiscal year 2022, we had 74 revenue-generating accounts in total, including 16 accounts for futures trading, 15 accounts for securities trading, 34 accounts for structured notes subscriber services and 9 accounts for trading solution service. In fiscal year 2023, we had 34 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, no account for structured notes subscriber services and 10 accounts for trading solution service.

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

During the years ended March 31, 2023, 2022 and 2021, our Operating Subsidiaries provided futures brokerage services and other services (including stock brokerage, options brokerage, consulting services, currency exchange services, structured note subscriber services, margin financing services). We generate revenues primarily from brokerage fees we charge clients for executing and/or arranging the trades and transactions for them. Our revenues for the years ended March 31, 2023, 2022 and 2021 were US$9.7 million, US$7.8 million and US$16.9 million, respectively. The commissions on futures brokerage accounted for 44.6%, 54.9% and 95.1% of the total revenues for the years ended March 31, 2023, 2022 and 2021, respectively. During the fiscal year ended March 31, 2022, our Operating Subsidiaries commenced trading solution services. Revenues from the trading solution services accounted for 45.3% and 42.3% of the total revenues for the fiscal year ended March 31, 2023 and 2022. Revenues from the structure note subscription fees accounted for 0%, 9.4% and 0.5% of the total revenues for the fiscal year ended March 31, 2023, 2022 and 2021, respectively. Our Operating Subsidiaries also provide other financial services including stock brokerage, options brokerage, consulting services, currency exchange services, and margin financing services to our clients. Revenues generated from stock brokerage, consulting services, and currency exchange services accounted for 3.0%, 3.6% and 1.6% of total revenues, during the fiscal years ended March 31, 2023, 2022 and 2021, respectively. We did not generate revenue from options trading services or margin financing services for the fiscal years 2023, 2022 and 2021. Our top five customers accounted for 43%, 77% and 92% of our total revenues for the years ended March 31, 2023, 2022 and 2021.

Our Operating Subsidiaries have achieved substantial growth since the launch of our operation of online brokerage services, as illustrated by the chart below which sets forth the number of future contracts we have executed from April 1, 2020 to March 31, 2023, organized by calendar quarter.

The number of futures contracts executed in each period depends on factors including, but not limited to, economic and political conditions, market conditions, pricing of futures contracts, and the clients’ risk appetite. By the end of 2019 to the first half of 2020, the Southeast Asian financial market faced a number of uncertainties such as the COVID-19 pandemic. Trading activities dropped which impacted our fiscal quarters ended December 31, 2019 and March 31, 2020. The trading activities recover and remain moderately stable from the fiscal quarter ended on June 30, 2020 to the fiscal quarter ended March 31, 2021. However, the travel restrictions in Hong Kong from time to time and the economic and financial impact brought about by the COVID-19 pandemic had caused a decrease in our customers’ disposable income and in their willingness to trade and make investments, and therefore had negatively affected our results of operation since the fiscal quarter ended June 30, 2021. Given the uncertainties surrounding the duration and the impact of the COVID-19 pandemic, we continue to closely monitor the impact and navigate the significant challenges created by the COVID-19 pandemic.

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

Our Revenues Model and Core Services

Overview

During the years ended March 31, 2023, 2022 and 2021, our Operating Subsidiaries provided futures brokerage services and other services (including stock brokerage, options brokerage, consulting services, currency exchange services, structured note subscriber services, margin financing services). Our revenues were US$9.7 million, US$7.8 million and US$16.9 million for the years ended March 31, 2023, 2022 and 2021, respectively. The commissions on futures brokerage accounted for 44.6%, 54.9% and 95.1% of total revenues for the years ended March 31, 2023, 2022 and 2021, respectively. Trading solution services fees accounted for 45.3% and 42.3% of total revenues during fiscal year ended March 31, 2023 and 2022. Revenues from the structure note subscriber services accounted for 0%, 9.4% and 0.5% of the total revenues for the fiscal year ended March 31, 2023, 2022 and 2021, respectively. Our Operating Subsidiaries also provide other financial services including stock brokerage, options brokerage, consulting services, currency exchange services and margin financing services to our clients. Revenues generated from stock brokerage, consulting services, and currency exchange services accounted for 3.0%, 3.6% and 1.6% of total revenues, during the fiscal years ended March 31, 2023, 2022 and 2021, respectively. We did not generate revenue from options trading services or margin financing services for the fiscal years 2023, 2022 and 2021. Our top five customers accounted for 43%, 77% and 92% of our total revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Futures Brokerage Services

Our Operating Subsidiaries deliver a comprehensive and user-friendly online trading experience for investors through our platform that can be accessed through our APP, software, or website. We commenced online trading operations and made our services accessible in May 2016. Our trading platforms enable our customers to execute trades in a secure, reliable, and cost-efficient environment.

Our platform licensed by Esunny allows investors to trade options and futures contracts on our trading platform in 11 member exchanges of CME, HKEX, CBOT, COMEX, NYMEX, EUREX, ICEU, ASX, BMD, OSE, and SGX. Our futures/options brokering services are our main service and our Operating Subsidiaries provide the services to our clients in respect of futures and options products traded on the aforementioned exchanges globally. Investors can also trade stocks listed on the major stock exchanges around the world, including Nasdaq Stock Market, New York Stock Exchange, and Hong Kong Stock Exchange through our platform licensed by 2GoTrade.

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

As of March 31, 2021, we had 247 registered customer accounts. As of March 31, 2022, we had 292 registered customer accounts. As of March 31, 2023, we had 296 registered customer accounts. Below is the table of the registered customer accounts and active clients segmented by account types as of the dates or for the periods from April 1, 2020 to March 31, 2023, organized by calendar quarter. Active clients are clients for whom we are required to prepare and deliver monthly statement of accounts in respect of the relevant reporting month in accordance with Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules.

Revenues from futures brokerage accounted for 44.6%, 54.9% and 95.1% of the total revenues for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for fiscal years 2023, 2022 and 2021.

Types of Accounts

Our Operating Subsidiaries offer three types of customer accounts, individual account, corporate account, and omnibus account, depending on the nature of the account owner.

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

The following table sets forth the range of margin requirement as of March 31, 2023 for major futures products that are traded by our clients (currencies other than US$ are converted into US$ for reference purpose):

	Initial margin (US$)	Maintenance margin (US$)
Index futures
Hang Seng Index	13,240.80	10,592.62
Dow Jones Small Cap Index	8,800	8,000
Nasdaq US Small Cap Index	18,480	16,800
Forex futures
Japanese Yen	4,510	4,100
British Pound	3,080	2,800
Energy futures
Crude Oil	6,600	6,000
Brent Crude Oil (CME)	6,380	5,800
Brent Crude Oil (ICE)	5,980	5,980
Natural gas	4,400	4,000
Precious metal futures
Gold	8,800	8,000

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

Trading Solution Services

During the fiscal year ended March 31, 2022, we commenced trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 45.3% and 42.3% of total revenues during the fiscal year ended March 31, 2023 and 2022.

Structured Note Subscriber Services

Our Operating Subsidiaries provide subscriber services to structured note products issued by investment holdings companies. Our Operating Subsidiaries enter into distributions agreements with fund houses or asset management companies and are responsible for providing subscriber services for structured note products to our clients who are professional investors. The subscriber services we provide include but are not limited to subscription and switching redemption services. We generally receive subscription fee calculated with reference to the amount of the structured note products subscribed by our clients and the management fee rebate as subscription fee. Structured note subscriber services accounted for 0%, 9.4% and 0.5% of total revenues during the fiscal year ended March 31, 2023, 2022 and 2021, respectively.

Other Services

Consulting Services

Our Operating Subsidiaries provide consultancy services and act as an escrow agent in transactions relating to securities sales and transfers.

Currency Exchange Services

Our Operating Subsidiaries provide currency exchange services to clients every time when they need to convert one currency to another when they trade futures contacts in different currencies.

Revenues from stock brokerage, consulting services, and currency exchanges services accounted for 3.0%, 3.6% and 1.6% of total revenues for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Margin Financing Services

Our Operating Subsidiaries launched the margin financing services in 2019. The margin financing services did not generate any revenue as during the years ended March 31, 2023, 2022 and 2021. Clients can trade on margin through our trading platform licensed by 2GoTrade. The minimum deposit that customers must have to open and maintain a margin account so as to conduct margin trading is currently set at US$2,000. The margin loan or funding is offered by our platform for consolidated account clients. We generate interest income arising from margin financing offered by us to consolidated account clients and earn financing service fees related to the margin financing provided to our customers.

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

Our Operating Subsidiaries currently derive substantially all our revenues from our futures and securities brokerage services through commission fees we charge our clients and other financial services including consulting services. currency exchange services and structured note subscriber services.

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

Pursuant to the agreement with third parties clearing agents, we receive a portion of commission fees paid by our clients every time third-party clearing agents execute and clear a trade order. For consolidated accounts, we receive commission and pay a pre-determined portion to third parties clearing agents as execution and clearing fees

License Agreement between Junli Yang and WIN100 TECH

On August 11, 2022, WIN100 Tech entered into a license agreement with Ms. Junli Yang, the Chairwoman of the Board of the Company, to document a non-exclusive, non-sublicensable, and non-transferable license granted by Ms. Yang on May 14, 2021 and for an initial term of 10 years to use a software that supports algorithm trading, order analytics, risk control and technical monitoring which can be integrated with different vendors’ API. WIN100 Tech uses such software to provides trading solutions for clients trading on the world’s major derivatives and stock exchanges. The license agreement will automatically renew for up to 10 additional successive 5-year terms unless earlier termination. Either party may give the other party written notice of non-renewal at least 30 days prior to the expiration of the then-current term. In addition, either party may terminate the license agreement effective on written notice to the other party, if the other party materially breaches the license agreement, and such breach is incapable of cure or being capable of cure, remains uncured 30 days after the non-breaching party provides the breaching party with written notice of such breach. Furthermore, either party may terminate the license agreement effective immediately upon written notice to the other party, if the other party: (A) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (B) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law; (C) makes or seeks to make a general assignment for the benefit of its creditors; or (D) applies for or has appointed a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business. In consideration for such license, WIN100 Tech agreed to pay Ms. Yang $100 in license fee.

Proposed Products and Services

Contract for difference (“CFD”)

Our Operating Subsidiaries are preparing the launch of CFD products and services and expect to generate CFD trading revenues from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, our Operating Subsidiaries plan to:

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

Asset Management Services

To respond to the various needs of our clients, our Operating Subsidiaries plan to provide personalized investment strategies to optimize their asset allocations. Our clients can purchase a wide variety of investment portfolios, which include assets such as stocks, bonds, ETFs, investment funds and derivatives. We charge management fees based on their assets under management as well as commissions for certain transactions.

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

The Company had a concentration of revenues of 43%, 77% and 92% from the top five customers for the years ended March 31, 2023, 2022 and 2021, respectively. The following table outlines the concentration of each of the top five customers comparing to the Company’s total revenues:

	For the Fiscal Year Ended March 31, 2023 Concentration (%)	For the Fiscal Year Ended March 31, 2022 Concentration (%)	For the Fiscal Year Ended March 31, 2021 Concentration (%)
Largest customer	13%	35%	59%
2nd largest customer	10%	18%	22%
3rd largest customer	8%	11%	5%
4th largest customer	6%	8%	3%
5th largest customer	6%	5%	2%
Total	43%	77%	91%

Our Operating Subsidiaries charge fees and commissions from futures brokerage services based on a fixed rate for each transaction. Such rate is the same among all customers. We also offer trading incentives such as volume rebates from time to time as a promotion.

We have experienced significant growth in both the number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services, and superior user experience. Our total registered customer number increased from 247 as of March 31, 2021 to 292 as of March 31, 2022, and further increased to 296 as of March 31, 2023. In fiscal year 2021, we had 49 revenue-generating accounts in total, including 33 accounts for futures trading and 16 accounts for securities trading. In fiscal year 2022, we had 74 revenue-generating accounts in total, including 16 accounts for futures trading, 15 accounts for securities trading, 34 accounts for structured notes subscriber services and 9 accounts for trading solution service. In fiscal year 2023, we had 34 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, 0 accounts for structured notes subscriber services and 10 accounts for trading solution service. Our trading volume of futures contracts was 9.61 million trades in fiscal year 2021, 2.64 million trades in fiscal year 2022 and 2.97 million trades in fiscal year 2023.

Marketing, Branding, Customer Development, and Customer Support

Our Operating Subsidiaries attract and retain customers to use our trading platform through marketing and branding, customer development, and customer support.

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

Our Existing Technology and Infrastructure

Our technology and infrastructure are critical to our goal of providing the most user-friendly trading experience to our customers. Since the Company’s inception, we have leveraged two third-party trading platforms – Esunny Morning Star Futures and Options as well as 2Go Trade – to create an efficient conduit for the global flow of capital across exchanges around the world, while at the same time maintaining competitive fees. We strongly believe in enhancing the technology to adapt to the constantly evolving environment and to increase customer satisfaction by improving customers’ experience and providing smooth transactions. Esunny Morning Star Futures and Options System and 2Go Trade have agreed to provide application services, support, and hosting services to us at a fixed charge over a period of time. The fees charged are independent from the trading volume or our revenues. The contract terms are reviewed and renegotiated annually. See “Item 3. Key Information — 3.D. Risk Factors – Risks Relating to Our Business and Industry – Our Operating Subsidiaries currently conduct our futures and stock brokerage business through trading platforms licensed from third parties. Our reputation, business, financial position, results of operations and cash flows may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative are unavailable or if cost of such alternatives are unfavorable.”

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

Pursuant to the agreement, we agreed to pay the annual operation service charge in the amount of HK$450,000 per year (approximately US$57,600). We agreed to (i) prepare the hardware equipment, system, and network environment in accordance with Esunny’s requirements for operation of the Software and (ii) to operate and run the Software abide by relevant laws, regulations, and Esunny’s system operation requirements. Esunny agrees to (i) provide remote system operation services and technical support and (ii) provide safe and applicable storage space for our hardware equipment.

Epolestar Intelligent Platform V9.0 Licensing Service Contract

On May 23, 2017, ZYSL entered into a Licensing Service Contract with Esunny in connection with the use of Epolestar Intelligent Platform V9.0 (“Epolestar”). The term of this contract is two years starting and has been automatically renewed.

Pursuant to the agreement, we agreed to pay the annual licensing fee in the amount of HK$180,000 per year (approximately US$23,000). All copyright of Epolestar is owned by Esunny.

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

Pursuant to the agreement, we have paid a one-time set up fee in the amount of HK$50,000 (approximately US$6,400) and agreed to pay a monthly fee of HK$20,300 (approximately US$2,600).

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

The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

●	take all reasonable measures to ensure that proper safeguards exist to mitigate the risks of money laundering and terrorism financing, or ML/TF, and to prevent a contravention of any requirement;

●	establish and implement adequate and appropriate anti-money laundering and counter-financing of terrorism systems; consider the characteristics of the products and services that it offers and the extent to which these are vulnerable to ML/TF abuse;

●	consider its delivery/distribution channels and the extent to which these are vulnerable to ML/TF abuse;

●	when assessing the customer risk, consider who their customers are, what they do and any other information that may suggest the customer is of higher risk;

●	be vigilant where the customer is of such a legal form that enables individuals to divest themselves of ownership of property whilst retaining an element of control over it or the business/industrial sector to which a customer has business connections is more vulnerable to corruption;

●	consider risks inherent in the nature of the activity of the customer and the possibility that the transaction may itself be a criminal transaction; and

●	pay particular attention to countries or geographical locations of operation with which its customers and intermediaries are connected where they are subject to high levels of organized crime, increased vulnerabilities to corruption and inadequate systems to prevent and detect ML/TF.

As of the date of this annual report, our operations are run in compliance with the Anti-Money Laundering Guideline.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ZYAL (BVI) Limited	British Virgin Islands

ZYCL (BVI) Limited	British Virgin Islands

ZYFL (BVI) Limited	British Virgin Islands

ZYIL (BVI) Limited	British Virgin Islands

ZYNL (BVI) Limited	British Virgin Islands

ZYPL (BVI) Limited	British Virgin Islands

ZYSL (BVI) Limited	British Virgin Islands

ZYTL (BVI) Limited	British Virgin Islands

ZYXL (BVI) Limited	British Virgin Islands

Zhong Yang Securities Limited	Hong Kong

Zhong Yang Capital Limited	Hong Kong

WIN100 TECH Limited	British Virgin Islands

WIN100 WEALTH LIMITED	British Virgin Islands

Winrich Finance Limited	Hong Kong

TOP ASSET MANAGEMENT PTE.LTD.	Singapore

TOP FINANCIAL PTE.LTD.	Singapore

TOP 500 SEC PTY LTD	Australia

The following diagram illustrates the corporate structure of TOP Financial Group Limited and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities

Our principal executive office is located at Flat 1101, 118 Connaught Road West in Hong Kong, where ZYSL, our subsidiary, leased approximately 189 square meters of office space. We pay an annual rent in the amount of HK$831,600 (approximately US$106,800). Our leased premises are leased from Zhong Yang Securities Limited which has proper authorization from the titleholder to sublease the property. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

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

Our revenues were US$9.7 million, US$7.8 million and US$16.9 million for the years ended March 31, 2023, 2022 and 2021, respectively. We, through our Operating Subsidiaries, generated net income of US$3.4 million, US$3.5 million and US$5.0 million for the years ended March 31, 2023, 2022 and 2021, respectively. We plan to keep our business growing by expanding our customer base to include retail investors of a wider range of wealth within the Asian communities across the globe, by increasing the products we offer to include securities and futures from a larger number of stock exchanges, and offering services such as asset management, and CFD products. In addition, we also planned to initiate over-the-counter (OTC) derivatives business in the year ended March 31, 2024.

Recent Developments

On June 3, 2022, we completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 Ordinary Shares were issued at a price of US$5.00 per share. The gross proceeds received from the initial public offering totaled US$25 million. The Offering closed on June 3, 2022 and the Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

On June 24, 2022, we entered into a partnership agreement to invest $256,420 (HKD 2,000,000) for 20% partnership interest in a limited partnership. The funds raised by the limited partnership are to be invested in biological entities. As of March 31, 2023, the limited partnership has not commenced operation.

Effective July 13, 2022, we changed our name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited”.

On February 17, 2023, we entered into a warrant termination agreement with Univest Securities, LLC, the lead underwriter of the Company’s initial public offering. On June 3, 2022, we issued a warrant to purchase up to 300,000 ordinary shares to Univest Securities, LLC as part of the underwriting compensation. Pursuant to the warrant termination agreement, the warrant was cancelled. In exchange, the Company agreed to pay a total of $300,000 to Univest Securities, LLC, $150,000 was paid on February 22, 2023 and the remaining $150,000 shall be paid on or prior to the six-month anniversary of the date of the warrant termination agreement.

On April 12, 2023, we, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 Sec Pty Ltd (“Top 500”) from the sole shareholder of Top 500 (the “Seller”). The Seller is a company controlled by Junli Yang, our Chairwoman of the Board of Directors. Top 500 is a brokerage firm in Australia that owns an Australian Financial Services License (AFSL: 328866). Top 500 provides financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc.

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

Our ability to retain existing customers and attract new customers in a cost-effective manner

We consider customer churn rate to be an important indicator of our attractiveness to customers. Our total registered customer number increased from 247 as of March 31, 2021 to 292 as of March 31, 2022, and further increased to 296 as of March 31, 2023. In the year ended March 31, 2021, we had 49 revenue-generating accounts in total, including 33 accounts for futures trading and 16 accounts for securities trading. In the year ended March 31, 2022, we had 74 revenue-generating accounts in total, including 16 accounts for futures trading, 15 accounts for securities trading, 34 accounts for structured notes subscriber services and 9 accounts for trading solution services. In the year ended March 31, 2023, we had 24 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, and 10 accounts for trading solution services. Our top five customers accounted for 42%, 22%, and 92% of our total revenues for the years ended March 31, 2023, 2022 and 2021, respectively. Our customers are mainly sourced by referral through our shareholders’ expansive and expanding social and professional networks of high-net-worth individuals. Currently, we have not incurred significant spending on marketing activities. To expand our business, we aim to diversify our customer base by attracting smaller retail customers, whom we can charge higher commission rates. We expect to incur expenses in our promotional efforts through different online and offline media/ channels to increase the number of customer accounts, which can potentially lead to trading volume and revenues.

We currently pursue a niche market strategy in Hong Kong. We have established two subsidiaries in Singapore during the year of 2023 and planned to expand to Southeast Asia as the first step in achieving the final goal of becoming the preferred online trading platforms for Asian investors worldwide, including the United States. As a relatively young firm new to the market, although we face competition from bigger, better capitalized, and well established companies including other trading firms and banking institutions, our ability to understand and meet our target customers’ needs, coupled with our strong client relationships, allow us to rise to the challenge. Our ability to continuously provide our customers with low-latency trading platforms and high quality services at competitive prices, and the outcome of our advertising and marketing activities, will affect whether we can retain our existing customers and attract new customers.

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

Contract for Difference (“CFD”)

We are preparing the launch of CFD products and services in the year of 2024. We expect to generate CFD trading revenues from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, we plan to:

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

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Years Ended March 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
Revenues:
Futures brokerage commissions	4,312,075	44.6	4,287,038	54.9	16,085,815	95.1
Trading solution services fees	4,396,207	45.3	3,309,288	42.3	-	0.0
Structure note subscription fees	-	0.0	734,317	9.4	78,311	0.5
Other service revenues	294,083	3.0	280,677	3.6	277,937	1.6
Trading gains (losses)	193,926	2.0	(794,460)	(10.2)	387,057	2.3
Interest income and others	499,111	5.1	3,535	0.0	77,252	0.5
Total revenues	9,695,402	100.0	7,820,395	100.0	16,906,372	100.0

Futures brokerage commissions

Futures brokerage commissions represent commission income on futures broking that are charged at a fixed rate for each transaction our customers executed through our online trading platforms, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. We receive commissions from customers and pay the execution and clearing fees to our clearing brokers. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, the trading method, and the trade volume from the particular customer. Commissions from futures broking make up for most of our revenues, at 44.6%, 54.9% and 95.1% of the total revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Trading solution services fees

Commencing in the year of 2021, we provided trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 45.3% and 42.3%, respectively, of total revenues during the year ended March 31, 2023 and 2022.

Structure note subscription fees

Since December 2020, we have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. We assist customers to identify and subscribe for structured note products. The subscription fees are charged at a fixed percentage of investment amount. Subscription fee income is recognized when the customers successfully subscribe for the structured note products and underlying contract between the customer and financial institution becomes non-cancellable. We have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. Structured note subscription fees accounted for 0.0%, 9.4% and 0.5% of total revenues during the year ended March 31, 2023, 2022 and 2021, respectively.

Other service revenues

Other service revenues represent the revenues generated from rendering other financial services including securities brokerage, consulting services, and currency exchange services. We generally receive subscription fees calculated with reference to the amount subscribed by our clients of the structured products. For the years ended March 31, 2023, 2022 and 2021, other service revenues accounted for 3.0%, 3.6%, and 1.6% of total revenues, respectively.

The margin financing services did not generate any revenue for the years ended March 31, 2023, 2022, and 2021. For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for the relevant periods.

Trading gains (losses)

We began proprietary trading in US stocks since March 2020, and trading in HK stocks since January 2021. The trading gains (losses) mainly consist of realized and unrealized gains and losses from investment in US stocks, which are included in Securities owned, at fair value. Trading gains make up for 2.0%, negative 10.2%, and 2.3% of total revenues for the year ended March 31, 2023, 2022 and 2021.

Interest income and others

During the year ended March 31, 2023, the interest income was comprised of interest income of $0.2 million charged on loans made to a third party, interest income of $0.3 million charged on our clients who traded US stocks, and interests earned on bank deposits

For the years ended December 31, 2022 and 2021, interest income and others primarily consist of interests earned on bank deposits.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Years Ended March 31,
	2023		2022		2021
	US$	%	US$	%	US$	%
Expenses:
Commission expenses	2,818,124	29.1	2,728,389	34.9	10,263,351	60.7
Compensation and benefits	1,010,460	10.4	562,297	7.2	690,867	4.1
Communications and technology	775,464	8.0	428,445	5.5	200,715	1.2
Occupancy	124,792	1.3	129,064	1.7	132,220	0.8
Travel and business development	188,963	1.9	53,337	0.7	16,880	0.1
Professional fees	1,207,552	12.5	271,477	3.5	382,827	2.3
Interest income and others	140,784	1.5	67,434	0.9	104,077	0.6
Total expenses	6,266,139	64.7	4,240,443	54.4	11,790,937	69.8

Commission expenses

Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We expect that our commission expenses will increase in absolute amount as we expand our brokerage business and offer more products from securities and futures exchanges around the world. We place orders through broker partners except for orders to the Hong Kong Stock Exchange. Commission expenses accounted for 29.1%, 34.9% and 60.7% of our revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Compensation and benefits

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to retirement fund, and share-based compensation expenses to non-executive directors. Compensation and benefits expenses accounted for 10.4%, 7.2% and 4.1% of our revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Communications and technology

Communications and technology expenses represent fees we paid for the use of third party electronic trading systems, including an online stock trading system, an online futures trading system, and another futures trading system that was a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services. Communications and technology expenses accounted for 8.0%, 5.5% and 1.2% of our revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Occupancy

Occupancy expenses are the rental expenses we paid for our office premises, which accounted for around 1.3%, 1.7% and 0.8% of our revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Travel and business development, Professional fees and Other administrative expenses

Travel and business development expenses include overseas and local travelling, and the entertainment expenses. Professional fees are mainly the service fees for auditing, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Other administrative expenses primarily consist of fees paid to the Stock Exchange of Hong Kong and Chicago Mercantile Exchange, business entertainment expenses, exchange difference, depreciation expense, finance costs and other miscellaneous expenses such as utilities. All of these expenses accounted for 15.9%, 5.1% and 3.0% of our revenues for the years ended March 31, 2023, 2022 and 2021, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends to our shareholders.

Hong Kong

ZYSL and ZYCL are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2023, 2022 and 2021, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL and ZYCL are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Top Fin and Top AM are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. Top Fin and Top AM are subject to a flat rate of 17%.

Results of Operations

Year ended March 31, 2023 compared with year ended March 31, 2022

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2023 and 2022 as indicated, and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended March 31,
	2023	2022
	US$	US$
Consolidated Statements of Operations Data:
Revenues:
Futures brokerage commissions	4,312,075	4,287,038
Trading solution service revenues	4,396,207	3,309,288
Structure note subscription fees	-	734,317
Other service revenues	294,083	280,677
Trading (losses) gains	193,926	(794,460)
Interest income and others	499,111	3,535
	9,695,402	7,820,395
Expenses:
Commission expenses	(2,818,124)	(2,728,389)
Compensation and benefits	(1,010,460)	(562,297)
Communications and technology	(775,464)	(428,445)
Occupancy	(124,792)	(129,064)
Travel and business development	(188,963)	(53,337)
Professional fees	(1,207,552)	(271,477)
Other administrative expenses	(140,784)	(67,434)
	(6,266,139)	(4,240,443)
Income before income taxes	3,429,263	3,579,952
Income tax expense	(31,520)	(88,647)
Net income	3,397,743	3,491,305

Revenues

Total revenues increased by 24.0% from US$7.8 million in the year ended March 31, 2022 to US$9.7 million in year ended March 31, 2023. The increase was mainly driven by an increase of US$1.0 million in trading solution service revenues, an increase of US$1.0 million in trading gains, and an increase of US$0.5 million in interest income and others, net off against a decrease of US$0.7 million in structure note subscription fees.

Futures brokerage commissions – Futures brokerage commissions kept stable for the year ended March 31, 2023 and 2022. As compared with the futures brokerage commissions for the year of 2022, the futures brokerage commissions increased by 0.6% for the year ended March 31, 2023. The stable future brokerage commission was caused by an increase in futures contract volume on our platform from 2.64 million for the year ended March 31, 2022 to 2.97 million for the year ended March 31, 2023, partially net off against the decrease in average commission rate over trading volumes from US$1.62 in the year ended March 31, 2022 to US$1.46 for the same period of 2023.

Trading solution services fees – The Company commenced trading solution services to customers since May 2021. Trading solution service fees increased by 32.8% from US$3.3 million for the year ended March 31, 2022 to US$4.4 million for the year ended March 31, 2023. The increase was mainly because of our promotion in the new service in the year of 2023, leading to an increase in customer base. For the year ended March 31, 2023 and 2022, the Company generated revenues of US$4.4 million and US$3.3 million, respectively, from provision of trading solution services to 10 and 9 customers.

Structured note subscription fees – Since December 2020, we have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. For the year ended March 31, 2023, we did not earn revenues from structured products as such products were not popular among our customers. For the years ended March 31, 2023 and 2022, the Company generated revenues of US$0.0 million and US$0.7 million from structure note subscription fees, respectively.

Other service revenues – Other service revenues were stable at US$0.3 million and US$0.3 million in the years ended March 31, 2023 and 2022, respectively.

Trading gains (losses) – Trading gains/losses were firstly recognized as proprietary trading business started in March 2020. The Company had trading gains of US$0.2 million in the year ended March 31, 2023 as compared to trading losses of US$0.8 million in the year ended March 31, 2022, which was mainly driven by the market condition of the US stock market.

Interest income and others – Interest income and others increased from US$3,535 in the year ended March 31, 2022 to US$0.5 million in the year ended March 31, 2023. The increase was attributable to interest income of $0.2 million from loans of US$5.0 million to a third party, interest income of $0.3 million charged on receivables due from our clients who traded US Stock markets, and an increase in bank interest income with increase in cash balance.

Expenses

Commission expenses – Commission expenses kept stable at US$2.8 million and US$2.7 million, respectively, in the years ended March 31, 2023 and 2022. The stable commission expenses was in line with the stable commission income for the years ended March 31, 2023 and 2022.

Compensation and benefits – Compensation and benefits increased by 79.7% from US$0.6 million in the year ended March 31, 2022 to US$1.0 million in the year ended March 31, 2023, which was mainly caused by employment of a responsible officer in May 2022.

Communications and technology – Communications and technology expenses increased by 81.0% from US$0.4 million in the year ended March 31, 2022 to US$0.8 million in the year ended March 31, 2023. The increase in communications and technology expenses was caused by increased technology expenses to support trading solution services provided to our customers.

Travel and business development – Travel and business development expenses increased by 254.3% from US$53,337 in the year ended March 31, 2022 to US$0.2 million in the year ended March 31, 2023. The increase was primarily due to increase of travel expenses incurred to the United States for celebration of the Company’s listing on NASDAQ.

Professional fees – Professional fees increased by 344.8% from US$0.3 in the year ended March 31, 2022 to US$1.2 million in the year ended March 31, 2023. The increase in professional fees was primarily incurred for initial public offering (“IPO”) audit fees and expense of legal and consulting expenses incurred after IPO.

Income before income taxes

We had an income before income taxes of US$3.4 million and US$3.6 million in the years ended March 31, 2023 and 2022, respectively. Our operating margin was 35.4% and 45.8% in the year ended March 31, 2023 and 2022, respectively.

Income tax expense

Our income tax expense decreased from US$88,647 in the year ended March 31, 2022 to US$31,520 in the year ended March 31, 2023, which was primarily due to the decrease of the onshore profit generated by ZYSL in the year ended March 31, 2023.

Net income

As a result of the foregoing, our net income decreased by 2.7% from US$3.5 million in the year ended March 31, 2022 to US$3.4 million in the year ended March 31, 2023.

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

Revenues

Total revenues decreased by 53.7% from US$16.9 million in the year ended March 31, 2021 to US$7.8 million in year ended March 31, 2022. The decrease was mainly driven by a decrease of US$11.8 million in futures brokerage commission, net off against new revenues streams from trading solution services and structure note subscriber services that contributed a total revenue of US$3.3 million.

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

Trading solution services fees – The Company commenced trading solution services to customers since May 2021. For the year ended March 31, 2022, the Company generated revenues of US$3.3 million from provision of trading solution services to 9 customers.

Structured note subscription fees – Since December 2020, we have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. For the years ended March 31, 2022 and 2021, the Company generated revenues of US$0.7 million and US$0.1 million from structure note subscription fees, respectively.

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

Communications and technology – Communications and technology expenses increased by 113.5% from US$0.2 million in the year ended March 31, 2021 to US$0.4 million in the year ended March 31, 2022. The increase in communications and technology expenses was caused by technology expenses of US$0.2 million to support trading solution services provided to our customers, which commenced since May 2021.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2023 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31,
	2023	2022
	US$	US$
Assets
Cash and cash equivalents	15,966,421	6,199,213
Restricted cash	1,879,472	1,757,546
Loans receivable	8,855,220	-
Receivables from broker-dealers and clearing organizations	3,212,777	2,360,157
Receivables from customers	3,773,982	1,230,542
Receivables from customers – a related party	1,523,259	-
Securities owned, at fair value	2,741,178	1,288,747
Fixed assets, net	482,130	421,285
Intangible asset, net	63,695	63,837
Right of use assets	156,656	242,665
Long-term investment in a limited partnership	256,420	-
Deposit for long-term investment	200,000	-
Available-for-sale investments	1,000,000	-
Income tax recoverable	14,386	20,292
Other assets	158,300	296,532
Total Assets	40,283,896	13,880,816

Liabilities
Payable to customers	3,500,690	3,210,113
Payable to customers – related parties	43,127	99,423
Accrued expenses and other liabilities	638,617	131,317
Lease liabilities	150,139	244,861
Total liabilities	4,332,573	3,685,714

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents increased from US$6.2 million as of March 31, 2022 to US$16.0 million as of March 31, 2023, primarily as a result of proceeds raised in IPO.

Restricted cash

Restricted cash mainly represents the amount of cash deposited by our customers that have been segregated as obligated by the rules mandated by the primary regulators of our certain subsidiaries. A corresponding payable due to customers is recorded upon receipt of the cash from the customer. Our restricted cash kept stable at US$1.9 million and US$1.8 million as of March 31, 2023 and 2022.

Loans receivable

As of March 31, 2023, loans receivable consisted for the following:

(i)	Loan of $5,000,000 due from a third party. In October 2022, the Company and a third party entity entered into a loan agreement, pursuant to which the Company made a loan of $5,000,000 to the borrower at the interest rate of 0.67% per month. The borrower repaid the outstanding principal and interest in June 2023.

(ii)	Loans of $3,885,220 due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully paid the balance to the Company before they sold these stocks. As of the date of this report, US$3.9 million, or 99.8% of the receivable were repaid by the customers.

Receivables from customers

Receivables from customers include the trading solution services fees due from customers once the transactions have been executed and completed. As of March 31, 2023 and 2022, the receivables from customers consisted of the following:

As compared with the balance as of March 31, 2022, the receivables due from trading solution services increased by 206.7% to US$3.8 million as of March 31, 2023. The increase in the balance as of March 31, 2023 was mainly because the Company generate increasing revenues during the last quarter of 2023. As of the date of this report, US$2.8 million, or 75.2% of the receivable due from trading solution services has been collected.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers, which are repayable on demand subsequent to settlement date. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Generally, our receivables from broker-dealers and clearing organizations change daily depending on various factors, including the trading volume in net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. Our receivables from broker-dealers and clearing organizations increased by 36.1% from US$2.4 million as of March 31, 2022 to US$3.2 million as of March 31, 2023, mainly due to such daily fluctuations.

Securities owned, at fair value

Securities owned, at fair value, mainly represented investments in both US stocks, all of which are on S&P500 index, and in HK stocks.

Payables to customers

Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers. Our payables to customers change daily depending on various factors, including the trading volume, net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. The balances as of March 31, 2023 and 2022 kept stable at US$3.5 million and US$3.2 million, respectively.

5.B. Liquidity and Capital Resources.

Prior to our initial public offering in June 2022, our principal sources of liquidity to finance our operating activities have been net cash generated from operating activities.

On June 3, 2022, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share. The gross proceeds received from the initial public offering totaled US$ 25.0 million.

As of March 31, 2023, we had US$17.8 million in cash, cash equivalents and restricted cash, out of which US$7.6 million was held in U.S. dollars and the rest was held in Hong Kong dollars and other currencies. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

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

Company	Type of regulated activities governed by the HKSFC	Minimum amount of paid-up capital	Required liquid capital
ZYSL	Type 1 and 2	$1,273,900	$382,170 or (i)
ZYCL	Type 4, 5 and 9	$636,950	$382,170 or (i)

(i)	for company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

As of March 31, 2023 and 2022, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

	For the Years Ended March 31,
	2023	2022	2021

Net cash (used in) provided by operating activities	$(6,031,451)	$1,584,921	$4,333,768
Net cash used in investing activities	(6,542,863)	(413,890)	(16,278)
Net cash provided by (used in) financing activities	22,500,871	-	(2,326,250)
Net increase in cash, cash equivalents and restricted cash	9,914,966	1,171,031	1,991,240
Effect of exchange rates on cash, cash equivalents and restricted cash	(37,423)	(49,748)	(20,261)
Cash, cash equivalents and restricted cash, beginning of year	7,956,759	6,835,476	4,864,497
Cash, cash equivalents and restricted cash, end of year	$17,834,302	$7,956,759	$6,835,476

Operating activities

Net cash used in operating activities in the year ended March 31, 2023 was US$2.2 million, as compared to the net profit of US$3.4 million. The difference was primarily attributable to (i) an increase of US$2.6 million in accounts receivable due from customers as a result of increase in revenues from trading solution services and receivables due from customers who held US stocks under the Company’s custodian, (ii) an increase of US$1.5 million in accounts receivable due from a related party who held US stocks under the Company’s custodian, (iii) an increase of US$1.5 million in securities owned, at fair value as we increased investments, and (iv) an increase of US$0.9 million in other assets.

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

Investing activities

Net cash used in investing activities in year ended March 31, 2023 was US$10.4 million, which was comprised of purchase of property and equipment of US$86,443, investment in a limited partnership of $0.3 million, deposits made for a long-term investment of US$0.2 million, investment in treasury bond of US$1.0 million and loans of US$8.9 million made to third parties.

Net cash used in investing activities in year ended March 31, 2022 was US$0.4 million, which was fully spent on the purchase of investment properties in Cambodia.

Net cash used in investing activities in year ended March 31, 2021 was US$16,278, which was fully spent on the purchase of property and equipment.

Financing activities

Net cash provided by financing activities in the year ended March 31, 2023 was US$22.5 million, which was provided by net proceeds of US$22.7 million raised in IPO, partially offset by payments of US$0.2 million to cancel warrants with the underwriter.

No cash flows resulted from financing activities in the year ended March 31, 2022.

Net cash used in financing activities in the year ended March 31, 2021 was US$2.3 million, which was used in payment of dividends of US$5.2 million to shareholders of ZYHL, partially net off against collection of borrowings of US$2.9 million from a related party.

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

On November 25, 2020, the Board of Directors of ZYSL declared an interim cash dividend of HK$24.8 million (equivalent to US$3.2 million) to its shareholder ZYSL (BVI), following which ZYSL (BVI) declared an interim cash dividend to its shareholder ZYFGL and ZYFGL declared an interim cash dividends to its shareholders for the same amount on the same day. Without any withholding tax levied on dividends in Hong Kong, British Virgin Islands, and Cayman Islands, the interim cash dividends have already been settled with the shareholders in cash on November 25, 2020.

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

We did not declare or pay any dividends for the years ended March 31, 2023 and 2022.

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

Futures brokerage commissions

We earn fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. When a customer executes a futures transaction through our platform, future brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each future trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of our revenues from contracts with customers are recognized at a point in time. The future brokerage service could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. We recognize revenues on a gross basis as we are determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebates as trading incentives to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebate on the commission charge to specific customer with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. The volume rebates offered during the years ended March 31, 2023, 2022 and 2021 were US$nil, US$nil and US$64,648, respectively.

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

Structured note subscription fees

We earn subscription service fees from customers by assisting customers to identify and subscribe for structured note products, which is calculated at a fixed percentage of investment amount. We identify a single performance obligation for each subscription service, and recognize subscription fee income when the customers successfully subscribe for the structured note products and underlying contract between the customer and financial institution becomes non-cancellable, which is the point in time when the control of service is completed. The Company recognizes revenue net of discount (if any) on a gross basis as the Company is determined to be the primary obligor in fulfilling the subscription services.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the adoption of the new accounting guidance did not have material impact on our consolidated financial statements.

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

Inflation

Inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was an increase of 1.7% and 0.6% for fiscal years ended March 31, 2022 and 2021, respectively. Although we have not been affected by inflation in the past, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ka Fai Yuen	49	Chief Executive Officer and Director
Yung Yung Lo	41	Chief Financial Officer
Jennifer Hoi Ling Tam	46	Chief Operating Officer
Junli Yang	45	Director (Chairwoman)
Anthony S. Chan	59	Independent Director
Mau Chung Ng	65	Independent Director
Mei Cai	43	Independent Director

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

Junli Yang has served as a director and as our chairwoman since August 1, 2019. She is the founder of the Company and has extensive experience in various management capacities. She also serves as the director of all the Company’s subsidiaries, and is responsible for all decision making, business development, and all management tasks. In her role as the Head of the Company’s Executive Committee, she sets the operations and compliance policies for the Company. Ms. Yang incorporated ZYSL in April 2015, and by May 2017, the company already achieved monthly futures trading volume of over US$10 billion at nominal value. Ms. Yang has also brought in various well-known and reputable brokers partner to cooperate with business development, like ADM Investor Services, Inc., G. H. Financials (Hong Kong) Limited, and Central China International Futures Company Limited. Through these relationships, we are able to offer a higher variety of products to our customers cost-efficiently. Ms. Yang received a Bachelor of Science Degree in Applied Psychology from Beijing Normal University in January 2012.

Anthony S. Chan has served as a director and as the chairman of our audit committee since May 31, 2022. Mr. Chan is a Certified Public Accountant registered with the State of New York and a seasoned executive with over 30 years of professional experience in auditing, financial reporting and business advisory. Currently, Mr. Chan is the Chief Operating Officer of Alset Inc. (Nasdaq: AEI), Chief Financial Officer (CFO) of Sharing Services Global Corporation (OTC: SHRG) and President of CA Global Consulting Inc. Since February 2020, he has been serving as the Director of Assurance and Advisory Services at Wei, Wei & Co., LLP., a full-service CPA firm registered with the PCAOB. From July 2019 to January 2020, Mr. Chan served as the CFO of SPI Energy Co. Ltd. (Nasdaq: SPI). From October 2017 to March 2019, Mr. Chan served as the CFO of Helo Corp. (OTC: HLOC). From September 2013 to November 2015, Mr. Chan served as Executive Vice President, Director and Acting CFO of Sino-Global Shipping America, Ltd. Mr. Chan was partner at three full-service CPA firms in New York, including UHY LLP (from September 2012 to August 2013), Friedman LLP (from September 2011 to July 2012) and Berdon LLP (from February 2005 to August 2011). Prior to that, he held executive and professional positions at various U.S. based companies including Primedia Inc, National Broadcasting Company, Arthur Anderson, KPMG, and PwC. Mr. Chan holds an MBA in Finance and Investments from Baruch College of the City University of New York, and a Bachelor of Arts in Accounting and Economics from Queens College of the City University of New York.

Mau Chung Ng has served as a director and as the chairman of our compensation committee since May 31, 2022. Mr. Ng has approximately 15 years of experience in the areas of retails financial investment and stock and futures brokerage as a shareholder and director of various companies. He is also experienced in Asian Currency Unit, off-balance-sheet and USD telegraphic transfer. Mr. Ng was awarded an Executive Master of Business Administration by Sun Yat-Sen University in 2011. He graduated from East China Normal University with a postgraduate qualification in International Finance and Chinese Securities Investment in 2004. Mr. Ng is currently a director and executive manager of Lucky Leader Gold Trader Limited. He was the chairperson of Hong Kong Precious Metals Traders Association from 2017 to 2018.

Mei Cai has served as a director and as the chairwoman of our Nominating and Corporate Governance Committee since May 31, 2022. Ms. Cai is a seasoned executive with approximately 15 years of professional experience in auditing and financial reporting. Since January 2023, Ms. Cai has been serving as Chief Financial Officer of Nuance Biotech Co., Ltd. a biomedical research and development company. From November 2020 to December 2022, Ms. Cai has served as the Chief Financial Officer of Jowell Global Ltd., a Nasdaq-listed e-commerce platform. From August 2019 to June 2022, Ms. Cai served as the Director of CN Energy Group Inc., a Nasdaq-listed company in the business of manufactures and supplies wood-based activated carbon. From July 2019 to November 2020, Ms. Cai served as the Chief Financial Officer of China Eco-Materials Group Co. Limited, a company in the business of production and sales of eco-friendly construction material. From October 2017 to July 22, 2019, Ms. Cai has served as manager of Wealth Financial Services LLC. From December 2013 to September 2017, Ms. Cai served as audit manager at Friedman, LLP. From December 2006 to November 2013, Ms. Cai served as audit manager at Patrizio & Zhao, LLC. Ms. Cai graduated from Jiangsu Radio & TV University with a major in Economic Management in December 2003.

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

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2023, we paid an aggregate of HK$2,646,072 (US$339,253) as compensation to our directors and executive officers as well as an aggregate of HK$49,910 (US$6,399) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended March 31, 2022, we paid an aggregate of HK$2,162,426 (US$277,790) as compensation to our directors and executive officers as well as an aggregate of HK$54,000 (US$6,937) contributions to the MPF.

As the appointments of our independent directors was effective on May 31, 2022, for the fiscal year ended March 31, 2022, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors. For the fiscal year ended March 31, 2023, we paid an aggregate of US$75,000 as compensation to non-executive directors and issued 2,411 Ordinary Shares to each non-executive director.

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

6.D. Employees

We had 11 employees as of March 31, 2023. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 35,007,233 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

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

	Ordinary Shares Beneficially Owned
	Number		%
Directors and Executive Officers:
Junli Yang, Director (Chairwoman)(2)	30,000,000	(1)	85.70%
Ka Fai Yuen, CEO	-		-
Yung Yung Lo, CFO(2)	1,818,000		5.19%
Jennifer Hoi Ling Tam, COO	-		-
Anthony S. Chan, Independent Director (Appointee)	2,411		*
Mau Chung Ng, Independent Director (Appointee)	2,411		*
Mei Cai, Independent Director (Appointee)	2,411		*
All Directors and Executive Officers as a Group (7 people)	30,007,233		85.72%

Principal Shareholders holding 5% or more:
Zhong Yang Holdings (BVI) Limited(1)(2)	30,000,000		85.70%

*	less than 1%

(1)	Represents 30,000,000 Ordinary Shares held by Zhong Yang Holdings (BVI) Limited.

(2)	Zhong Yang Holdings (BVI) Limited is a company incorporated in the British Virgin Islands. Junli Yang owns 82.3% of the equity interest in Zhong Yang Holdings (BVI) Limited. Yung Yung Lo holds 6.06% of the equity interest in Zhong Yang Holdings (BVI) Limited. Ji An holds 8.68% of the equity interest in Zhong Yang Holdings (BVI) Limited. Jian Li, and Hong Chen each owns less than 2% of the equity interest in Zhong Yang Holdings (BVI) Limited. Junli Yang is the sole director of Zhong Yang Holdings (BVI) Limited and has the power to direct the voting and disposition of the Ordinary Shares held by Zhong Yang Holdings (BVI) Limited. Junli Yang may be deemed the beneficial owner of all Ordinary Shares held by Zhong Yang Holdings (BVI) Limited.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Before September 2022, we leased premises were leased from Zhong Yang Holdings Limited (the Predecessor Parent Company), which is owned by the same group of shareholders as the Controlling Shareholder. Zhong Yang Holdings Limited has proper authorization from the titleholder to sublease the property. During the fiscal years ended March 31, 2023, 2022 and 2021, we paid rental expenses to the Predecessor Parent Company in the amount of $nil, $54,510 and $119,759, respectively.

During the year ended March 31, 2023, we generated interest income in the amount of $96,801 for margin financing services provided to Mr. Huaixi Yang, an immediate family member of Ms. Junli Yang, the Chairwoman of the Board.

In addition, during the fiscal year ended March 31, 2021, we generated gross commission income in the amount of $19,959 for future brokerage services provided to Sunx Global Limited, 95% owned by the Predecessor Parent Company. The brokerage commission rate charged to Sunx Global Limited is consistent with the standard brokerage commission rate charged to other customers. We are of the opinion that the brokerage services fees received from, and the services provide to, Sunx Global Limited are made in the ordinary course of business and the terms of service were negotiated at arm’s length.

On August 11, 2022, WIN100 TECH entered into a license agreement with Ms. Junli Yang, the Chairwoman of the Board of the Company, to document a non-exclusive, non-sublicensable, and non-transferable license granted by Ms. Yang to use a software that supports algorithm trading, order analytics, risk control and technical monitoring which can be integrated with different vendors’ API. In consideration for such license, WIN100 Tech agreed to pay Ms. Yang $100 in license fee. The agreement was negotiated at arm’s length and was approved by the Board of Directors of the Company. For more details, see “Item 4. Information on the Company—4.B. Business Overview— Our Revenues Model and Core Services—License Agreement between Junli Yang and WIN100”

On February 9, 2023, ZYIL(BVI) completed an acquisition of WIN100 WEALTH a company formed under the laws of the British Virgin Islands, at a purchase price of $10,000 in exchange for 100% of the equity interest in WIN100 WEALTH, pursuant to a Share Purchase Agreement dated February 9, 2023 by and among the Company, ZYIL(BVI), WIN100 WEALTH and the sole shareholder of WIN100 WEALTH. The sole shareholder of WIN100 WEALTH is Junli Yang, the Chairwoman of the Board of Directors of the Company. The Agreement was negotiated at arm’s length and was approved by the Board of Directors of the Company.

On April 12, 2023, ZYAL (BVI) completed an acquisition of TOP 500 SEC PTY LTD (“TOP 500”), a company formed under the laws of Australia that owns an Australian Financial Services License (AFSL: 328866), at a purchase price of $700,000 in exchange for 100% of the equity interest in TOP 500, pursuant to a Share Purchase Agreement dated August 31, 2022 by and among the Company, ZYAL (BVI), TOP 500 and the sole shareholder of TOP 500. The sole shareholder of TOP 500 is a company controlled by Junli Yang, the Chairwoman of the Board of Directors of the Company. The Agreement was negotiated at arm’s length and was approved by the Board of Directors of the Company.

7.C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

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

10.J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars, Hong Kong dollars and Euro. We have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in Hong Kong dollars, U.S. dollars and EURO. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar as well as between U.S. dollar and EURO because a substantial portion of our operating costs and expenses is effectively denominated in EURO, while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of March 31, 2023, 2022 and 2021, however management monitors movements in exchange rates closely.

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

As of the date of this annual report, we have used US$128,000 of the net proceeds received from our initial public offering for management and employee incentives and general corporate purposes, $6 million for investment in financial products, and $5 million as an interest-bearing loan to an unrelated third party. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2023, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2023 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2023.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

item 16. [Reserved]

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

Item 16C. Principal Accountant Fees and Services

YCM CPA Inc. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended March 31, 2023 and 2022. Audit services provided by YCM CPA Inc. for fiscal years ended March 31, 2023 and 2022 included the examination of the consolidated financial statements of the Company.

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal year ended March 31, 2021. Audit services provided by Friedman LLP for fiscal year ended March 31, 2021 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA Inc. and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2021	2022	2023
	US$	US$	US$
Audit Fees(1) - Friedman LLP	193,250	155,000	-
Audit Fees(1) - YCM CPA Inc.	-	180,000	187,000
Total	193,250	335,000	187,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

Item 16F. Change in Registrant’s Certifying Accountant

On June 26, 2022, the Company notified its independent registered public accounting firm, Friedman LLP its decision to dismiss Friedman LLP as the Company’s auditor. On June 26, 2022, the Audit Committee of the Company approved and ratified the appointment of YCM CPA Inc. as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended March 31, 2022.

The audit reports of Friedman LLP on the financial statements of the Company as of and for the fiscal years ended March 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During Friedman LLP’s term of audit engagement from July 6, 2020 to June 26, 2022, the date of dismissal, (a) there were no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1*	Amended and Restated Memorandum and Articles of Association of TOP Financial Group Limited

2.1*	Description of Securities

4.1	Employment Agreement by and between TOP Financial Group Ltd. and Yung Yung Lo dated February 1, 2021 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.2	Employment Agreement by and between TOP Financial Group Ltd. and Jennifer Tam Hoi Ling dated May 22, 2017 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.3	Employment Agreement by and between TOP Financial Group Ltd. and Junli Yang dated August 1, 2019 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.4	Employment Agreement by and between TOP Financial Group Ltd. and Ka Fai Yuen dated April 10, 2017 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.5	Service Level Agreement between TOP Securities Limited and 2GoTrade Limited dated December 12, 2017 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.6	English Translation of the Esunny International Financial Derivatives Trading Analysis System Sales Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated December 13, 2016 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.7	English Translation of the System Operation Service Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated December 13, 2016 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.8	English Translation of the Epolestar Intelligent Platform v9.0 Licensing Service Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated May 23, 2017 (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.9	Form of Indemnification Agreement with directors and officers (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.10	License Agreement between Junli Yang and WIN100 TECH Limited, dated August 11, 2022 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F filed with the SEC on August 16, 2022)

4.11

Share Purchase Agreement by and among PRO800 Limited, TOP 500 SEC PTY LTD, ZYAL (BVI) Limited and TOP Financial Group Limited, dated August 31, 2022 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on September 1, 2022)

4.12*	Share Purchase Agreement by and among Junli Yang, WIN100 WEALTH LIMITED, ZYIL (BVI) Limited and TOP Financial Group Limited, dated February 9, 2023

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

11.2	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP Financial Group Limited

By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer and Director

Date: June 29, 2023

TOP FINANCIAL GROUP LIMITED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

TOP Financial Group Limited (formerly “Zhong Yang Financial Group Limited”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TOP Financial Group Limited and subsidiaries (collectively, the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended March 31, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended March 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

June 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TOP Financial Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

We have served as the Company’s auditor since 2020 through 2022

New York, New York

September 10, 2021

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2023	2022
Assets
Cash and cash equivalents	$15,966,421	$6,199,213
Restricted cash	1,879,472	1,757,546
Loans receivable	8,855,220	-
Receivables from broker-dealers and clearing organizations	3,212,777	2,360,157
Receivables from customers	3,773,982	1,230,542
Receivables from customers – a related party	1,523,259	-
Securities owned, at fair value	2,741,178	1,288,747
Fixed assets, net	482,130	421,285
Intangible asset, net	63,695	63,837
Right of use assets	156,656	242,665
Long-term investment in a joint venture	256,420	-
Deposit for long-term investment	200,000	-
Available-for-sale investment	1,000,000	-
Income tax recoverable	14,386	20,292
Other assets	158,300	296,532
Total assets	$40,283,896	$13,880,816

Liabilities and shareholders’ equity
Payable to customers	$3,500,690	$3,210,113
Payable to customers – related parties	43,127	99,423
Accrued expenses and other liabilities	688,617	131,317
Lease liabilities	150,139	244,861
Total liabilities	4,332,573	3,685,714

Commitments and contingencies

Shareholders’ Equity

Ordinary shares (par value $0.001per share, 150,000,000 shares authorized; 35,004,635 and 30,000,000 shares issued and outstanding at March 31, 2023 and 2022)*	35,005	30,000
Additional paid-in capital	25,172,567	2,934,595
Retained earnings	10,662,274	7,264,531
Accumulated other comprehensive income (loss)	81,477	(34,024)
Total shareholders’ equity	35,951,323	10,195,102

Total liabilities and shareholders’ equity	$40,283,896	$13,880,816

*	Retrospectively restated for effect of share reorganization (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2023	2022	2021

Revenues
Futures brokerage commissions	$4,312,075	$4,287,038	$16,085,815
Trading solution service revenues	4,396,207	3,309,288	-
Structure note subscription fees	-	734,317	78,311
Other service revenues	294,083	280,677	277,937
Trading gains (losses)	193,926	(794,460)	387,057
Interest income and other	499,111	3,535	77,252
Total revenues	9,695,402	7,820,395	16,906,372

Expenses
Commission expenses	2,818,124	2,728,389	10,263,351
Compensation and benefits	1,010,460	562,297	690,867
Communications and technology	775,464	428,445	200,715
Occupancy	124,792	129,064	132,220
Travel and business development	188,963	53,337	16,880
Professional fees	1,207,552	271,477	382,827
Other administrative expenses	140,784	67,434	104,077
Total expenses	6,266,139	4,240,443	11,790,937

Income before income taxes	3,429,263	3,579,952	5,115,435
Income tax expense	31,520	88,647	70,765
Net income	3,397,743	3,491,305	5,044,670

Other comprehensive income (loss)
Total foreign currency translation adjustment	115,501	(50,390)	(20,245)
Total comprehensive income	$3,513,244	$3,440,915	$5,024,425

Earnings per share:
Basic and diluted*	$0.10	$0.12	$0.17

Dividend per share
Basic and diluted*	$0.00	$0.00	$0.16

Weighted average number of ordinary shares outstanding:
Basic and Diluted*	34,165,920	30,000,000	30,000,000

*	Retrospectively restated for effect of share reorganization (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of March 31, 2020	30,000,000	$30,000	$2,934,595	$3,428,173	$36,611	$6,429,379
Net income	-	-	-	5,044,670	-	5,044,670
Dividend declared	-	-	-	(4,699,617)	-	(4,699,617)
Foreign currency translation adjustment	-	-	-		(20,245)	(20,245)
Balance as of March 31, 2021	30,000,000	$30,000	$2,934,595	$3,773,226	$16,366	$6,754,187
Net income	-	-	-	3,491,305	-	3,491,305
Foreign currency translation adjustment	-	-	-		(50,390)	(50,390)
Balance as of March 31, 2022	30,000,000	$30,000	$2,934,595	$7,264,531	$(34,024)	$10,195,102
Issuance of ordinary shares pursuant to initial public offering (“IPO”), net of offering cost	5,000,000	5,000	22,487,840	-	-	22,492,840
Share-based compensation	4,635	5	50,132	-	-	50,137
Repurchase of warrants	-	-	(300,000)	-	-	(300,000)
Net income	-	-	-	3,397,743	-	3,397,743
Foreign currency translation adjustment	-	-	-		115,501	115,501
Balance as of March 31, 2023	35,050,000	$35,005	$25,172,567	$10,662,274	$81,477	$35,951,323

*	Retrospectively restated for effect of share reorganization (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$3,397,743	$3,491,305	$5,044,670
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	25,496	10,778	13,288
Amortization of right of use assets	95,449	53,799	-
Share-based compensation	50,137	-	-
Change in operating assets and liabilities:
Receivables from customers	(2,550,987)	(1,092,804)	-
Loans receivable from customers	(3,855,220)	-	-
Receivables from customers – related party	(1,523,259)	-	-
Receivables from broker-dealers and clearing organizations	(859,053)	193,103	2,429,830
Securities owned, at fair value	(1,453,660)	(812,063)	(347,112)
Other assets	140,566	(143,229)	35,826
Payable to customers	298,172	(6,636)	(2,872,467)
Payables to customers – related party	(56,215)	78,006	-
Accrued expenses and other liabilities	357,681	13,830	(40,655)
Income tax recoverable and payable	5,869	(149,579)	70,388
Lease liabilities	(104,170)	(51,589)	-
Net cash (used in) provided by operating activities	(6,031,451)	1,584,921	4,333,768

Cash flows from investing activities:
Purchases of fixed assets	(86,443)	(413,890)	(16,278)
Investment in a joint venture	(256,420)	-	-
Deposit for long-term investments	(200,000)	-	-
Loans made to a third party	(5,000,000)	-	-
Investment in available-for-sale investment	(1,000,000)	-	-
Net cash used in investing activities	(6,542,863)	(413,890)	(16,278)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	22,650,871	-	-
Payments for repurchase of warrants	(150,000)	-	-
Payment of dividends	-	-	(5,202,494)
Amount due from a related party	-	-	2,876,244
Net cash provided by (used in) financing activities	22,500,871	-	(2,326,250)

Net increase in cash, cash equivalents and restricted cash	9,914,966	1,171,031	1,991,240
Cash, cash equivalents and restricted cash, beginning of year	7,956,759	6,835,476	4,864,497
Effect of exchange rates on cash, cash equivalents and restricted cash	(37,423)	(49,748)	(20,261)
Cash, cash equivalents and restricted cash, end of year	$17,834,302	$7,956,759	$6,835,476

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$15,954,830	$6,199,213	$4,858,052
Restricted cash	1,879,472	1,757,546	1,977,424
Total cash, cash equivalents, and restricted cash	$17,834,302	$7,956,759	$6,835,476

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$9,858	$298,178	$-
Accrual of repurchase of warrants	$150,000	$-	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-	$7,710
Cash paid for taxes, net of refunds	$25,652	$103,324	$-

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

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

Eight subsidiaries, ZYAL (BVI) Limited (“ZYAL (BVI)”), ZYTL (BVI) Limited (“ZYTL (BVI)”), ZYNL (BVI) Limited (“ZYNL (BVI)”), WIN100 Tech Limited (“WIN100 TECH”), ZYPL (BVI) Limited (“ZYPL (BVI)”), ZYXL (BVI) Limited (“ZYXL (BVI)”), ZYIL (BVI) Limited (“ZYIL (BVI)”) and ZYFL (BVI) Limited (“ZYFL (BVI)”) were incorporated under the laws of British Virgin Islands on January 7, 2021, January 12, 2021, January 20, 2021, May 14, 2021, July 14, 2022, July 14, 2022, November 11, 2022 and November 11, 2022, respectively. These subsidiaries are dormant as of the date of this report, except for WIN100 TECH, which provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

On November 28, 2022, ZYPL (BVI) established Top Financial Pte. Ltd. (“Top Fin”) in accordance with laws and regulations of Republic of Singapore. On the same date, ZYXL (BVI) set up Top Asset Management Pte. Ltd. (“Top AM”) in accordance with laws and regulations of Republic of Singapore. On February 24, 2023, ZYFL established Winrich Finance Limited in accordance with laws and regulations of Hong Kong. On February 9, 2023, the Company, through ZYIL (BVI), purchased 100% equity interest in Win100 Wealth Limited (“Win100 Wealth”) from an entity controlled by the controlling shareholder of the Company. The acquisition of Win100 Wealth was considered as business combination under common control. As of the acquisition date, Win100 Wealth had no operating activities and there were no assets or liabilities balance, income or expense, or cash flows in the financial statement of Win100 Wealth. Therefore, there was no financial impact resulting from the acquisition of Win100 Wealth.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

1. Organization and Description of Business (Continued)

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

Previous to the reorganization, both ZYSL and ZYCL were held by Zhong Yang Holdings Company (the “Predecessor Parent Company”), a company incorporated in Hong Kong with limited liability on April 21, 2015. The Predecessor Parent Company was owned 55.5% by Ms. Yang Junli, 20.2% by Ms. Ji An, 10% by Mr. Chen Tseng Yuan, 8.3% by Ms. Lo Yung Yung, 4% by Ms. Chen Hong, and 2% by Mr. Li Jian. The first step of the Reorganization was incorporating TFGL, which had then incorporated ZYSL (BVI) and ZYCL (BVI) on August 29, 2019. With the approval obtained from HKSFC, the ownership interests in ZYSL and ZYCL were transferred from the Predecessor Parent Company to ZYSL (BVI) and ZYCL (BVI), respectively on March 26, 2020.

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

For the Years Ended March 31, 2023, 2022 and 2021

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

For the Years Ended March 31, 2023, 2022 and 2021

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

As of March 31, 2023 and 2022, receivables from broker-dealers and clearing organizations consisted of the following:

	As of March 31,
	2023	2022

Receivables from broker-dealers and clearing organizations for futures customer accounts	$1,779,923	$2,112,402
Receivables from broker-dealers and clearing organizations for securities customer accounts	101,831	84,333
Receivables from broker-dealers and clearing organizations for securities proprietary trading	1,331,023	163,422
	$3,212,777	$2,360,157

Receivables from customers

Receivables from customers include the trading solution services fees and other amounts due from customers once the transactions have been executed and completed. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the future brokerage service are included in future brokerage commission, and revenues earned from trading solution services are included in trading solution services income. The amounts receivable from customers that are determined by management to be uncollectible and are recorded as bad debt expense in the consolidated statements of operations. For the years ended March 31, 2023, 2022 and 2021, no allowance for doubtful accounts were recorded.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Investment in a joint venture

The Company accounts for the investment in a limited partnership in which the Company holds more than minor equity interest (3% - 5%) in accordance with ASC 970-323-25-6 under the equity method of accounting.

The Company applies the equity method to account for investment in a limited partnership and other investees, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the years ended March 31, 2023, 2022, and 2021.

Fixed assets, net

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The useful lives of office equipment as follows:

Computer and electronic equipment	3-5 years
Software	3-5 years
Furniture and fixtures	4 years
Investment properties	50 years

As of March 31, 2023 and 2022, the Company had three apartments in Cambodia and accounted for these apartments as investment properties. The Company holds these apartments for the purpose to earn rental expenses or capital appreciation.

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

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

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

Available-for-sale investment

Available for sale investment mainly include treasury bond. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses were included in interest income in the consolidated statements of income and comprehensive income during the period in which the gain or loss was realized.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2023, 2022 and 2021.

Operating leases

Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company leases its office from a third-party lessor since September 2021, before that the Company leased the same office from the Predecessor Parent Company, which is classified as an operating lease in accordance with Topic 842.

At the commencement date of the lease agreement between the Company and the third party lessor, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2023 and 2022.

The Company also elected the short-term lease recognition exemption and will not recognize right of use assets or lease liabilities for leases with a term less than 12 months.

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

For the Years Ended March 31, 2023, 2022 and 2021

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

Futures brokerage commissions

The Company earns fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information are not disclosed to the third party brokers. When a customer executes a futures transaction through the Company’s platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of the Company’s revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it’s executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebate as trading incentive to certain customer. The Company will review the customer’s transaction volume monthly and provide volume rebates on the commission charged to specific customers with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. The volume rebates offered during the years ended March 31, 2022, 2021 and 2020 were $nil, $nil, and $64,648, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

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

Structure note subscription fees

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

Other service revenues

The Company also provides other financial services including securities brokerage, consulting services, and currency exchange services, and earns securities brokerage commissions, consultancy fee income and other revenues, which are recognized when the service is rendered according to the relevant contracts. For the years ended March 31, 2023, 2022 and 2021, other revenues accounted for 3.0%, 3.6%, and 1.6% of total revenues from Contracts with Customers, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

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

Sources of revenue

The Company has one revenue generating reportable geographic segment under ASC Topic 280 “Segment Reporting” and derives its revenues primarily from its futures brokerage service. The following table presents revenues from contracts with customers, in accordance with ASC Topic 606, by major source:

	For the Years Ended March 31,
	2023	2022	2021

Futures brokerage commissions
Commission on futures broking earned from Hong Kong Exchange	$718,166	$922,512	$4,158,080
Commission on futures broking from overseas Exchanges	3,593,909	3,364,526	11,927,735
	4,312,075	4,287,038	16,085,815
Trading solution services fees	4,396,207	3,309,288	-
Structure note subscription fees	-	734,317	78,311
Other service revenues	294,083	280,677	277,937
	$9,002,365	$8,611,320	$16,442,063

b)	Trading gains, interest income and other

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

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of March 31, 2023 and 2022.

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended March 31, 2023, 2022 and 2021, the Company had no dilutive stocks.

Translation of foreign currencies

The functional currency is U.S. dollar for the Company’s Cayman Island operations, Hong Kong dollar for Hong Kong subsidiaries’ operations, and Singapore dollar for Singapore subsidiaries’ operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Translation of foreign currencies (continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of March 31,
	2023	2022

HKD exchange rate for balance sheet items, except for equity accounts	7.8499	7.8325
SGD exchange rate for balance sheet items, except for equity accounts	1.3294	N/A

	For the Years Ended March 31,
	2023	2022	2021

HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8389	7.7844	7.7526
SGD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.3739	N/A	N/A

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

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments. As of March 31, 2023 and 2022, and for the years ended March 31, 2023, 2022 and 2021, there was no Level 2 assets owned.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. As of March 31, 2023 and 2022, and for the years ended March 31, 2023, 2022 and 2021, there was no Level 3 assets owned.

As of March 31, 2023 and 2022, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, securities owned, at fair value, and payables to customers. The carrying amount of cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, and payables to customers approximate their fair values because of the short-term nature of these instruments. Securities owned, at fair value as of March 31, 2023 and 2022, mainly consist of common stock investments and are based upon quoted market price.

Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted stock units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Consequently, the Company has determined that it has only one reportable operating segment.

Concentration

For the year ended March 31, 2023, 2  customers accounted for approximately 13%, and 10%  of the total revenue, respectively. For the year ended March 31, 2022, three customers accounted for approximately 35%, 18% and 11% of the total revenue, respectively. For the year ended March 31, 2021, two customers accounted for approximately 59% and 22% of the total revenue, respectively.

For the year ended March 31, 2023, 2  brokers accounted for approximately 76%, and 18%  of the total commission expenses, respectively. For the year ended March 31, 2022, three brokers accounted for 55%, 35% and 11% of the total commission expenses, respectively. For the year ended March 31, 2021, no brokers accounted for more than 10% of the total commission expenses.

As of March 31, 2023, the payable balance due to 2  customers accounted for approximately 27%, and 19%  of the total balance of payable to customers, respectively. As of March 31, 2022, the payable balance due to three customers accounted for approximately 36%, 17% and 11% of the total balance of payable to customers, respectively.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of March 31, 2023 and 2022 or on the statements of operations for the year ended March 31, 2023, 2022 and 2021.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the adoption of the new accounting guidance did not have material impact on our consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

3. Receivables from customers

As of March 31, 2023 and 2022, receivables from customers consisted of the following:

	As of March 31,
	2023	2022
Receivable due from trading solution services	$3,773,982	$1,230,542

	$3,773,982	$1,230,542

As of March 31, 2023 and 2022, the Company assessed the collection from the customers and did not provide allowance against receivables from customers.

4. Loans receivable

As of March 31, 2023 and 2022, fixed assets consisted of the following:

	As of March 31,
	2023	2022

Loans receivable (i)	$5,000,000	$-
Receivable due customers holding US stocks (ii)	3,855,220
	$8,855,220	$-

(i)	In October 2022, the Company and a third party entity entered into a loan agreement, pursuant to which the Company made a loan of $5,000,000 to the borrower at the interest rate of 0.67% per month. The borrower repaid the outstanding principal and interest in June 2023.

For the year ended March 31, 2023, the Company recorded interest income of $167,500 from the loan.

(ii)	The balance due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully paid the balance to the Company before they sold these stocks.

5. Fixed assets, Net

As of March 31, 2023 and 2022, fixed assets consisted of the following:

	As of March 31,
	2023	2022

Investment properties	$413,890	$413,890
Computer and electronic equipment	50,911	53,626
Software	85,602	3,056
Furniture and fixtures	-	4,929
Less: accumulated depreciation	(68,273)	(54,216)
	$482,130	$421,285

Depreciation expense was $25,496, $10,778, and $13,288 for the years ended March 31, 2023, 2022 and 2021, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

6. Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $191 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $17,544, $16,847 and $17,410 for the years ended March 31, 2023, 2022 and 2021, respectively.

7. Fair Value

The following table present information about the Company’s assets by major category measured at fair value on a recurring basis as of March 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation technique utilized by the Company to determine such fair value.

Assets measured at fair value on a recurring basis as of March 31, 2023 and 2022:

	March 31, 2023
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$2,741,178	$2,741,178	$-	$-	$2,741,178
Total assets at fair value	$2,741,178	$2,741,178	$-	$-	$2,741,178

	March 31, 2022
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$1,288,747	$1,288,747	$-	$-	$1,288,747
Total assets at fair value	$1,288,747	$1,288,747	$-	$-	$1,288,747

There was no transfer between any levels during the years ended March 31, 2023, 2022, and 2021

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

8. Operating lease

As of March 31, 2023, the Company had two non-cancelable office operating lease agreements with two third-party lessors, with lease term of two years and three years, respectively. Both lease agreements matured in September 2024.  The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	As of March 31,
	2023	2022

Rights of use lease assets	$156,656	$242,665

Operating lease liabilities	$150,139	$244,861

The weighted average remaining lease terms and discount rates for the above operating lease were as follows as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.46	2.46
Weighted average discount rate	5%	5%

During the years ended March 31, 2023, 2022, and 2021, the Company incurred total operating lease expenses of $104,557, $115,176, and $119,759, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2023:

Twelve months ended March 31, 2024	$110,982
Twelve months ended March 31, 2025 and thereafter	44,141
Total lease payments	155,123
Less: imputed interest	(4,984)
Present value of lease liabilities	$150,139

9. Investment in a joint venture

On June 24, 2022, the Company entered into a partnership agreement to invest $256,420 (HKD 2,000,000), for 20% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in biological entities. As of March 31, 2023, the limited partnership has not commenced operation, and the Company did not record its share of the operating loss of the limited partnership for the year ended March 31, 2023. As of March 31, 2023, no significant impairment indicators have been noted in connection with the investment.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

10. Share-based compensation

Effective on May 31, 2022, the Company employed three non-executive directors. As part of compensation expenses, the Company agreed to issue ordinary shares to the three directors. On quarterly basis, each director would receive ordinary shares with a fair value of $5,000, and the number of ordinary shares is determined by the closing market price on issuance dates.

For the year ended March 31, 2023, the Company issued an aggregation of 4,365 ordinary shares to the three directors, and recognized share-based compensation expenses of $50,173 in the account of “compensation and benefits” in the consolidated statements of income and comprehensive income.

11. Equity

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

On June 3, 2022, the Company completed its IPO on NASDAQ. In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share.   In addition, the Company incurred offering costs of $2,507,160 related to the IPO, which was charged as a reduction against additional paid-in capital. The Company raised net proceeds of $22,492,840 from the IPO.

On June 17, 2022, the Company issued 50,000 ordinary shares to its US counsel as a service fee equivalent of $200,000 for successful listing. The Company recorded the issuance as a share-based compensation expenses of $200,000 with corresponding account against additional paid-in capital.  On January 20, the US counsel and the Company entered into an agreement relating to cancellation of 50,000 ordinary shares. In return, the Company paid cash consideration of $200,000 as service fees to the Company. The Company reversed the ordinary shares and additional paid-in capital.

On October 11, 2022 and January 10, 2023, the Company issued an aggregation of 1,560 and 3,075 ordinary shares, respectively, to three non-executive directors as part of their compensation. See Note 9 for details.

As of March 31, 2023 and 2022, the Company had 35,004,635 and 30,000,000 ordinary shares issued and outstanding, respectively.

Repurchase of warrants

In connection with the IPO, the Company also agreed to sell warrants (the “Underwriters’ Warrants”) to the underwriters, for a nominal consideration of US$0.01 per warrant, to purchase a number of Ordinary Shares equal to 6% of the total number of Ordinary Shares sold in the IPO. The Underwriters’ Warrants shall have an exercise price equal to 120% of the offering price of the Ordinary Shares sold in the IPO. The Underwriters’ Warrants may be exercised in cash or via cashless exercise, will be exercisable for three (3) years from the commencement of sales of this offering and will terminate on the third anniversary of the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8)(A). The Underwriters’ Warrants can be exercised in whole or in part.

In February 2023, the Company and the underwriter entered into an agreement, pursuant to which the underwriter agreed to cancel all 300,000 warrants in exchange for cash consideration of $300,000. As of March 31, 2023, the Company has paid $150,000 to the underwriter, and the other $150,000 will due six months from the termination date.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

12. Income Taxes

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, the Company BVI subsidiaries are not subject to tax on income or capital gains.

Hong Kong

ZYSL and ZYCL are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2023, 2022 and 2021, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL and ZYCL are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Top Fin and Top AM are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. Top Fin and Top AM are subject to a flat rate of 17%.

The current and deferred portions of the income tax expense (benefit) included in the statements of operations and comprehensive income as determined in accordance with FASB ASC 740 are as follows:

	For the Years Ended March 31,
	2023	2022	2021

Current income tax expense	$31,520	$88,647	$70,765
Deferred income tax expense	-	-	-
	$31,520	$88,647	$70,765

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

12. Income Taxes (Continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Company’s income tax expense is shown in the following table:

	For the Years Ended March 31,
	2023	2022	2021

Income tax expense at applicable statutory rate	$565,828	$590,692	$844,047
Nondeductible expenses	-	181,910	12,238
Income not subject to tax (2)	(421,297)	(539,572)	(98,326)
Income tax of other jurisdictions (3)	(30)	-	-
Nontaxable offshore profit	(113,777)	(143,098)	(664,621)
Benefit on tax concession (note (1))	(765)	(1,285)	(22,573)
Changes in valuation allowance	1,561	-	-
	$31,520	$88,647	$70,765

(1)	The provision for Hong Kong Profits Tax for 2023 is calculated at 16.5% (2022 and 2021: 16.5%) of the estimated assessable profits for the year, taking into account a reduction granted by the Hong Kong SAR Government of 100% of the tax payable for the year of assessment 2022-23 subject to a maximum reduction of HK$6,000 for each business (2022: a maximum reduction of HK$10,000 was granted for the year of assessment 2021-22 and was taken into account in calculating the provision for 2022, 2021: a maximum reduction of HK$10,000 was granted for the year of assessment 2020-21 and was taken into account in calculating the provision for 2021).

(2)	The Company also has entities domiciled in the British Virgin Islands, but such entities are not subject to income or capital gains taxes.

(3)	Top Fin and Top AM were established in Singapore, which are subject to income tax rate of 17%.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

13. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Zhong Yang Holdings Limited	Predecessor Parent Company, owned by the same group of shareholders and determined to be a related party upon the completion of the Reorganization on March 26, 2020
Sunx Global Limited	Predecessor Parent Company owns 95% of Sunx Global Limited
Mr. Huaixi Yang	Immediate family member of Ms. Junli Yang, the Chairwoman of the Board
WSYQR Limited	Wholly owned by Mr. Huaixi Yang

b. Related parties transactions

		For the Years Ended March 31,
	Nature	2023	2022	2021
Zhong Yang Holdings Limited	Rental expenses	$-	$54,510	$119,759
Sunx Global Limited	Gross commission income	$-	$315	$19,959
Mr. Huaixi Yang	Gross commission income	$1,962	$1,133	$-
Mr. Huaixi Yang	Interest income	$96,317	$1,133	$-
WSYQR Limited	Gross commission income	$8,884	$10,602	$-

c. Balance with related parties

	Nature	March 31, 2023	March 31, 2022

Mr. Huaixi Yang	Receivable due from customers – a related party	$1,523,259	$-
Mr. Huaixi Yang	Payable to customers - related parties	$-	$3,378
WSYQR Limited	Payable to customers - related parties	$12,577	$65,398
Sunx Global Limited	Payable to customers - related parties	$30,550	$30,647

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2023, 2022 and 2021

14. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission that the Company’s subsidiaries were required to maintain as of March 31, 2023 and 2022, and the actual amounts of capital that were maintained.

Capital requirements as of March 31, 2023

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$382,170	$4,790,634	$4,408,464	1,254%
Zhong Yang Capital Limited	382,170	642,556	260,386	168%
Total	$764,340	$5,433,190	$4,668,850	711%

Capital requirements as of March 31, 2022

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$383,019	$5,107,820	$4,724,801	1,334%
Zhong Yang Capital Limited	383,019	647,686	264,666	169%
Total	$766,038	$5,755,506	$4,989,467	751%

15. Subsequent Events

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from the sole shareholder of Top 500 (the “Seller”). The Seller is a company controlled by Junli Yang, the Chairwoman of the Board of Directors of the Company. The cash consideration was agreed at $700,000. In August 2022, ZYAL paid $200,000 upon signing of the share purchase agreement and recorded the investment as “deposit of long-term investment”. The remaining $500,000 was paid upon closing of the acquisition.

Top 500 is a brokerage firm in Australia that owns an Australian Financial Services License (AFSL: 328866). Top 500 provides financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc.