Form 20-F
period 2024-03-31
TOP Financial Group Ltd
filed 2024-07-30
CIK 1848275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,015,807 ordinary shares issued and outstanding as of March 31, 2024.

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

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Asian investors” refers to the Asian population around the globe.

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan;

●	“Controlling Shareholder” refers to Zhong Yang Holdings (BVI) Limited;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

●	“HKSFO” refers to the Securities and Futures Ordinance (Cap. 571) of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.001 per share;

●	“Operating Subsidiaries” refers to WIN100 TECH, WIN100 WEALTH, Winrich, ZYCL and ZYSL;

●	“Predecessor Parent Company” or “ZYHL” refers to Zhong Yang Holdings Limited, a company with limited liability under the laws of Hong Kong.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

●	“TFGL”, “TOP”, the “Company”, “we,” “us,” “or “our” refers to TOP Financial Group Limited, a Cayman Islands exempted company, and, in the context of describing its operation and business, its subsidiaries;

●	“TOP 500” refers to TOP 500 SEC PTY LTD, a company formed under the laws of Australia;

●	“TOP ASSET MANAGEMENT” refers to TOP ASSET MANAGEMENT PTE.LTD., a company formed under the laws of Singapore;

●	“TOP FINANCIAL” refers to TOP FINANCIAL PTE.LTD., a company formed under the laws of Singapore;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“WIN100 MANAGEMENT” refers to WIN100 Management Limited, a company incorporated under the laws of the British Virgin Islands;

●	“WIN100 TECH” refers to WIN100 TECH Limited, a company incorporated under the laws of British Virgin Islands.

●	“WIN100 WEALTH” refers to WIN100 WEALTH LIMITED, a company incorporated under the laws of the British Virgin Islands;

●	“Winrich” refers to Winrich Finance Limited, a company incorporated under the laws of the Hong Kong;

●	“ZYAL BVI” refers to ZYAL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYCL” refers to Zhong Yang Capital Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYCL BVI” refers to ZYCL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYFL (BVI)” refers to ZYFL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYIL (BVI)” refers to ZYIL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYNL (BVI)” refers to ZYNL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYPL (BVI)” refers to ZYPL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYSL” refers to Zhong Yang Securities Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYSL (BVI)” refers to ZYSL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYTL (BVI)” refers to ZYTL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYXL (BVI)” refers to ZYXL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

TFGL is a holding company with operations conducted in Hong Kong through its operating subsidiaries in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$7.8259 to US$1.00 or an average rate of HK$7.8246 to US$1.00 for the fiscal year ended March 31, 2024, at a year-end spot rate of HK$7.8499 to US$1.00 or an average rate of HK$7.8389 to US$1.00 for the fiscal year ended March 31, 2023, and at a year-end spot rate of HK$7.8325 to US$1.00 and an average rate for HK$7.7844 to US$1.00 for the fiscal year ended March 31, 2022.

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

TOP Financial Group Limited
("TOP" or "TFGL")
Cayman Islands
100%
ZYSL (BVI) Limited
("ZYSL BVI")
British Virgin Islands
100%
Zhong Yang Securities Limited
("ZYSL")
Hong Kong
100%
ZYCL (BVI) Limited
("ZYCL BVI")
British Virgin Islands
100%
Zhong Yang Capital Limited
("ZYCL")
Hong Kong
100%
ZYAL (BVI) Limited
("ZYAL BVI")
British Virgin Islands
100%
TOP 500 SEC PTY LTD
("TOP 500 ")
Australia
100%
ZYNL (BVI) Limited
("ZYNL BVI")
British Virgin Islands
100%
ZYTL (BVI) Limited
("ZYTL BVI")
British Virgin Islands
100%
WIN 100 TECH LIMITED
("WIN 100 TECH")
British Virgin Islands
100%
ZYPL (BVI) Limited
("ZYPL BVI")
British Virgin Islands
100%
TOP FINANCIAL PTE. LTD.
("TOP FINANCIAL")
Singapore
100%
ZYXL (BVI) Limited
("ZYXL BVI")
British Virgin Islands
100%
TOP ASSET MANAGEMENT PTE. LTD.
("TOP ASSET MANAGEMENT")
Singapore
100%
ZYFL (BVI) Limited
("ZYFL BVI")
British Virgin Islands
100%
Winrich Finance Limited
("Winrich")
Hong Kong
100%
ZYIL (BVI) Limited
("ZYIL BVI")
British Virgin Islands
100%
WIN100 Management LIMITED
("WIN 100 MANAGEMENT")
British Virgin Islands
100%
WIN100 WEALTH LIMITED
("WIN 100 WEALTH")
British Virgin Islands

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

Winrich was formed under the laws of Hong Kong on February 24, 2023. Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong. It is a direct subsidiary of ZYFL (BVI) and an indirect subsidiary of TFGL.

WIN100 MANAGEMENT was formed under the laws of the British Virgin Islands on March 19, 2024. It does not engage in any material operation. We plan to apply the Approved Manager from British Virgin Island Financial Services Commission through WIN100 MANAGEMENT. It is a direct subsidiary of ZYIL (BVI) and an indirect subsidiary of TFGL.

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

During the fiscal years ended March 31, 2024, 2023 and 2022, cash transfers and/or transfers of other assets between our Company and our subsidiaries were as follows:

No.	Transfer From	Transfer To	Amount (US$)	Date	Purpose
1	TGFL	WIN100 WEALTH	$1,000,000	February 14, 2023	Intra-company loan
2	TGFL	ZYSL	$3,000,000	March 10, 2023	Capital injection
3	TGFL	WIN100 WEALTH	$5,000,000	April 18, 2023	Intra-company loan
4	TGFL	WIN100 WEALTH	$1,900,000	December 6, 2023	Intra-company loan
5	TGFL	WINRICH	$1,180,772	September 6, 2023	Intra-company loan

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

Enforceability of Civil Liabilities

TFGL was incorporated under the laws of the Cayman Islands as an exempted company with limited liability because of certain benefits associated with being a Cayman Islands entity, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in Hong Kong. In addition, two of our seven directors and officers are nationals and/or residents of the United States. The other five of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against us or them, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have been advised by our counsel as to Cayman Islands law that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters (other than in relation to arbitral awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the Cayman Islands. We have also been advised by our counsel as to Cayman Islands law that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt at common law in the Grand Court of the Cayman Islands.

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

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2024, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has been inspected by the PCAOB. In the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Ordinary Shares— Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

A company must obtain a money lender's license to carrying on business as a money lender in Hong Kong. The licensing of money lenders and regulation of money-lending transactions are governed by the Money Lenders Ordinance, Chapter 163 of the Laws of Hong Kong. Winrich obtained the money lender’s license from the Licensing Court of Hong Kong on September 5, 2023, to conduct it business. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong)”.

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

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business (page 10).

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

●	Substantially all of the Operating Subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations. at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain (page 11).

●	We may become subject to a variety of PRC laws and other obligations regarding data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations (page 12).

●	If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless (page 13).

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to ZYSL and ZYCL (page 13).

●	The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions (page 13).

●	The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions (page 13).

Risks Relating to our Ordinary Shares

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment (page 14).

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares (page 15).

●	The trading price of our ordinary shares experienced substantial price fluctuations in April and May 2023. On May 11, 2023 the SEC ordered a 10-day trading suspension of our ordinary shares. A repeat suspension could occur. Because our ordinary shares has at times been thinly traded, our ordinary shares may continue to experience price volatility and low liquidity, which could result in substantial losses to investors (page 17).

●	The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market and/or securities that are exercisable or convertible into out Ordinary Shares could adversely affect their market price (page 17).

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Ordinary Shares to significant adverse United States income tax consequences (page 20).

Risks Relating to Our Business and Industry

●	Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects (page 21).

●	Unfavorable financial market and economic conditions in Hong Kong, China, and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations (page 22).

●	The online brokerage service industry and the financial services industry are intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected (page 23).

●	During the years ended March 31, 2024, 2023 and 2022, our top five customers accounted for a significant portion of our total revenues. The loss of any such customers or a material decline in their trading activities through us would have an adverse effect on our operating results (page 23).

●	We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business (page 25).

●	Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them (page 25).

●	We are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions (page 26).

●	We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties and expose ourselves to new geographical markets (page 27).

●	Geopolitical risks and political uncertainty may adversely impact economic conditions, increase market volatility, and negatively affect the demand for our services, our results of operations and financial condition (page 30)

●	We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters (page 33).

●	Aggressive competition could reduce our market share, revenues and profits (page 33).

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

TFGL is a holding company, and our Operating Subsidiaries, ZYSL, ZYCL, and Winrich, all formed in Hong Kong, and WIN100 TECH and WIN100 WEALTH, both incorporated in the British Virgin Islands, conduct operations in Hong Kong. Our operations are primarily located in Hong Kong and some of our clients are PRC individuals or companies that have shareholders or directors that are PRC individuals. As of the date of this annual report, we do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

We are a company formed under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, two of our seven directors and officers are nationals and/or residents of the United States. The other five of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2024, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to YCM CPA Inc., it will be inspected by the PCAOB on a regular basis. In the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless.

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

The trading price of our ordinary shares experienced substantial price fluctuations in April and May 2023. On May 11, 2023 the SEC ordered a 10-day trading suspension of our ordinary shares. A repeat suspension could occur. Because our ordinary shares has at times been thinly traded, our ordinary shares may continue to experience price volatility and low liquidity, which could result in substantial losses to investors.

The trading price of our ordinary shares experienced substantial price fluctuations in April and May 2023, during which time the highest and lowest closing prices were US$108.21 and US$4.53 per ordinary share, respectively. On May 11, 2023, the SEC ordered a 10-day trading suspension of the Company’s ordinary shares, due to “recent, unusual, and unexplained market activity raising concerns regarding the adequacy and accuracy of publicly-available information, in light of disclosures made concerning TOP’s financial condition and scope of operations.” The trading suspension ended on May 26, 2023. In addition, the daily trading volume of our ordinary shares has at times been relatively low. If this continues to occur in the future, persons buying or selling in relatively small quantities may easily influence the price of our ordinary shares. This low volume of trades could also cause the price of our ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. Furthermore, the volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price, our company’s financial performance, public image, and negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

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

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market and/or securities that are exercisable or convertible into out Ordinary Shares could adversely affect their market price.

We have registered the sale of ordinary shares and other securities with an aggregate offering price of up to $300,000,000 under our registration statement on Form F-3 (File No. 333-273066) and may issue Ordinary Shares or other equity or debt securities that are exercisable or convertible into Ordinary Shares pursuant to this prospectus or the applicable prospectus supplement. The 5,000,000 Ordinary Shares sold in our initial public offering completed on June 3, 2022 and the 2,000,000 Ordinary Shares sold in our registered direct offering completed on February 14, 2024 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. In the future, we may issue additional Ordinary Shares or other securities in connection with financing, equity incentive plans, strategic business acquisition, or otherwise. Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and any applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future.

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

During the years ended March 31, 2024, 2023 and 2022, our top five customers accounted for a significant portion of our total revenues. The loss of any such customers or a material decline in their trading activities through us would have an adverse effect on our operating results.

Our top five customers accounted for 36%, 43% and 77% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively. Although our Operating Subsidiaries strive to provide excellent service and experience to our customers, we cannot guarantee that these top customers will continue to trade on our platform at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. The volume of trading and the type of futures products which these clients may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook of the market as well as factors beyond our control. Any decline in our top customers’ transaction volume would lower our revenues, which would adversely affect our profitability.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

Our Operating Subsidiaries derive a significant portion of our revenues from commissions and fees paid by our clients for trading futures through our online platforms. During the years ended March 31, 2024, 2023 and 2022, our futures brokerage commission income amounted to US$3.4 million, US$4.3 million and US$4.3 million, respectively, representing 42.1%, 44.6% and 54.9% of our total revenues, respectively. During the years ended March 31, 2024, 2023 and 2022, Revenues from the trading solution services amounted to US$2.7 million, US$4.4 million and US$3.3 million, respectively, representing 34.1%, 45.3% and 42.3% of our total revenues, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States offer zero commission fees or similar policies to attract securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

The level of commission and fee rate we need to pay our execution brokers may increase in the future. Any material increment in our commission or free rates could reduce our profitability.

Commission expenses were our largest type of expenses, which amounted to 29%, 29% and 35% of our revenues for the years ended March 31, 2024, 2023 and 2022, respectively. Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We rely on these partners to execute trades except for orders to the Hong Kong Stock Exchange and Hong Kong Futures Exchange. Although there is a wide selection of broker partners we could choose from, if the commission and fee rate we need to pay to our execution brokers increase significantly and we could not find cost-effective alternatives or pass on the extra cost to our customers, our operating and financial results may be materially and adversely affected.

We may not be able to develop our margin financing business as expected and may be exposed to credit risks related to such business. In addition, we need adequate funding at reasonable costs to successfully operate our proposed margin financing business and access to adequate funding at reasonable costs cannot be assured.

Revenues generated from margin financing was $262,475, which accounted for 3.3% of total revenues, during the fiscal years ended March 31, 2024. We did not generate revenue from margin financing services for the fiscal years 2023 and 2022. Our margin financing business may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. We intend to adopt comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. Nevertheless, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing business.

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

Zhong Yang Holdings (BVI) Limited, our Controlling Shareholder, beneficially owns 81.02% of our total issued and outstanding Ordinary Shares as of the date of this annual report. Accordingly, Zhong Yang Holdings (BVI) Limited will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. Ms. Junli Yang, our Chairwoman of the Board of Directors, owns 82.3% of the equity interest in Zhong Yang Holdings (BVI) Limited and is the sole director of Zhong Yang Holdings (BVI) Limited. Ms. Junli Yang may be deemed the beneficial owner of all Ordinary Shares held by Zhong Yang Holdings (BVI) Limited. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

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

Another Operating Subsidiary, Winrich, is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong to carrying on business as a money lender.

Money lenders and money-lending transactions in Hong Kong are regulated by the Money Lenders Ordinance. In general, any person who carries on business as a money lender must apply for and maintain a money lenders license (valid for 12 months) granted by the licensing court under the Money Lenders Ordinance, unless any exemption under the Money Lenders Ordinance applies. An application for or renewal of this license is subject to any objection by the Registrar of Money Lenders (the role is presently performed by the Registrar of Companies) and the Commissioner of Police. The Commissioner of Police is responsible for enforcing the Money Lenders Ordinance, including carrying out examinations on applications for money lenders licenses, renewal of licenses and endorsements on licenses, and is responsible for investigations of complaints against money lenders.

The register of licensed money lenders is currently kept in the Companies Registry of Hong Kong and is available for inspection. The Money Lenders Ordinance provides for protection and relief against excessive interest rates and extortionate stipulations in respect of loans by, for example, making it an offense for a person to lend money at an effective interest rate exceeding or extortionate provisions. Since December 30, 2022, being the effective date of the latest amendments to the Money Lenders Ordinance, the statutory interest rate cap for lending and the threshold of extortionate rate under the Money Lenders Ordinance was lowered from 60% to 48% per annum and from 48% to 36% per annum, respectively. It also stipulates various mandatory documentary and procedural requirements that are required to be observed by a money lender in order to enforce in the courts of law a lending agreement or security being the subject of the Money Lenders Ordinance.

Our revenues and profits are highly volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Ordinary Shares.

Our revenues and profits are highly volatile and could fluctuate significantly. For example, the revenues generated from our businesses are highly dependent on market conditions, regulatory environment and policies, and the decisions and actions of our clients and interested third parties. Almost all of our revenues were derived from brokerage fees generated from customers who traded futures on our platform, therefore our revenues are highly influenced by the futures trading volume of our customers and the commission rates we charge. Futures brokerage commission and trading solution services are likely to remain our main source of revenues in the near future, until we start to generate significant revenue from margin financing, CFD products, OTC Derivative trading and Loan business. The willingness of our customers to trade futures on our platform can be affected by a number of factors which are difficult to predict, for example, general economic and political conditions in Hong Kong, the PRC and fluctuations in interest rates, and changes in investor confidence in the market. Where our customers decide to reduce their trading volume in future contracts or to not trade at all, our revenues will be reduced. As a result, our results of operations will likely fluctuate from quarter to quarter based on the timing of when those fees are earned. It may be difficult for us to achieve steady earnings growth on a quarterly basis, which could, in turn, lead to large adverse movements in the price of our Ordinary Shares or increasing volatility in our Ordinary Share price generally.

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

Our Operating Subsidiaries are committed to providing new products and services in order to strengthen our market position in the financial services industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. These activities expose us to new and increasingly challenging risks, including, but not limited to:

●	our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operations
●	we may have insufficient experience or expertise in offering new products and services and dealing with inexperienced counterparties and clients may harm our reputation;

●	we may invest significant time and resources and fail to achieve the initial timetables for the introduction and development of new lines of business and/or new services;
●	we may be unable to proceed with our operations as planned or compete effectively due to different competitive landscapes in these new areas;
●	we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

●	we may be unable to provide clients with adequate levels of service for our new products and services;

●	our new products and services may not be accepted by our clients or meet our profitability expectations;

●	our internal information technology infrastructure may not be sufficient to support our product and service offerings.

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

Geopolitical risks and political uncertainty may adversely impact economic conditions, increase market volatility, and negatively affect the demand for our services, our results of operations and financial condition.

We are exposed to geopolitical risks and political uncertainty in the markets in which we operate. Increased geopolitical tensions may increase cyber security risks and lead to civil unrest and/or acts of civil disobedience. For instance, the unrest in Hong Kong, marked by mass anti-government demonstrations, has given rise to increased disruption throughout the region. Such events could impact operational resilience by disrupting our systems, operations, new business sales and renewals, distribution channels and services to customers, which may result decreased profitability, financial loss, adverse customer impacts and reputational damage. In addition, Current tensions in international economic relations, like those between the United States and China, involve the imposition of new or higher tariffs and sanctions, which further complicate the business environment.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting. In the course of preparing our consolidated financial statements as of and for each of the three years ended March 31, 2024, 2023 and 2022, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

In providing services to clients, our operating subsidiaries collect, store and process sensitive and confidential client data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information. These laws and regulations are increasing in complexity and number, change frequently and sometimes conflict. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, legal liabilities, regulatory enforcement actions, fines and/or criminal prosecution, which could in turn materially and adversely affect our business prospects and results of operation.

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

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses, all while exposing us to various cybersecurity and other operational risks.

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

In addition, our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible of attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade, or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.

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

Any breach or error by third-party service providers or a cyber-attack could significantly disrupt our operations, damage our reputation, and negatively impact our business. See “Item 16K. Cybersecurity”

Our brokerage operations have exposure to liquidity risk.

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

We may fail to update our risk management policies and internal control system as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.

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

Our Operating Subsidiaries currently conduct our futures and stock brokerage business through three trading platforms, Esunny for futures trading and 2GoTrade and Longbridge for stock trading, both of which were licensed from third parties. Our proposed CFD trading business will also be conducted through a trading platform licensed from a third party. The cost, quality and accessibility of the three trading platforms are essential to our services. Any interruption in the third parties’ services, or deterioration in the third parties’ performance or quality could adversely affect our business operation. We are also subject to the risk of our licensors discontinue or modify the licensing agreements or increase the price thereof. If any such licensors were to go out of business, alternative trading platforms or service providers may not be available on acceptable terms or at all. Further, any increase in fees for such licenses and services may harm our ability to provide our services on a cost-effective basis. Reliable and cost-effective replacement sources may not be available on short notice or at all, and this may force us to increase prices and face a corresponding decrease in demand for our services. This would harm our ability to market our services in order to meet market demand and could materially and adversely affect our reputation, business, financial position, results of operations and cash flows.

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

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure

The following diagram illustrates the corporate structure of TOP Financial Group Limited and its subsidiaries as of the date of this annual report:

TOP Financial Group Limited
("TOP" or "TFGL)
Cayman Islands
100%
ZYSL (BVI) Limited
("ZYSL BVI")
British Virgin Islands
100%
Zhong Yang Securities Limited
("ZYSL")
Hong Kong
100%
ZYCL (BVI) Limited
("ZYCL BVI")
British Virgin Islands
100%
Zhong Yang Capital Limited
("ZYCL")
Hong Kong
100%
ZYAL (BVI) Limited
("ZYAL BVI")
British Virgin Islands
100%
TOP 500 SEC PTY LTD
("TOP 500 ")
Australia
100%
ZYNL (BVI) Limited
("ZYNL BVI")
British Virgin Islands
100%
ZYTL (BVI) Limited
("ZYTL BVI")
British Virgin Islands
100%
WIN 100 TECH LIMITED
("WIN 100 TECH")
British Virgin Islands
100%
ZYPL (BVI) Limited
("ZYPL BVI")
British Virgin Islands
100%
TOP FINANCIAL PTE. LTD.
("TOP FINANCIAL")
Singapore
100%
ZYXL (BVI) Limited
("ZYXL BVI")
British Virgin Islands
100%
TOP ASSET MANAGEMENT PTE. LTD.
("TOP ASSET MANAGEMENT")
Singapore
100%
ZYFL (BVI) Limited
("ZYFL BVI")
British Virgin Islands
100%
Winrich Finance Limited
("Winrich")
Hong Kong
100%
ZYIL (BVI) Limited
("ZYIL BVI")
British Virgin Islands
100%
WIN100 Management LIMITED
("WIN 100 MANAGEMENT")
British Virgin Islands
100%
WIN100 WEALTH LIMITED
("WIN 100 WEALTH")
British Virgin Islands

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

Winrich was formed under the laws of Hong Kong on February 24, 2023. Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong. It is a direct subsidiary of ZYFL (BVI) and an indirect subsidiary of TFGL.

WIN100 MANAGEMENT was formed under the laws of the British Virgin Islands on March 19, 2024. It does not engage in any material operation. We plan to apply the Approved Manager from British Virgin Island Financial Services Commission through WIN100 MANAGEMENT. It is a direct subsidiary of ZYIL (BVI) and an indirect subsidiary of TFGL.

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

On December 20, 2023, the Company held an annual shareholders meeting. As approved by the shareholders, the authorized share capital was increased from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each, and the Board of Directors was authorized to, at its discretion without further approval of the shareholders, to adopt a dual-class share capital structure to (i) re-classify all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis; (ii) re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 class B ordinary shares with a par value of US$0.001 each with fifty (50) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and (iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis. As of the date of this report, our Board of Directors has not adopted a dual-class share capital structure.

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

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2024, 2023 and 2022 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to YCM CPA Inc., it will be inspected by the PCAOB on a regular basis. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Ordinary Shares and the value of our Ordinary Shares may significantly decline or become worthless. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Ordinary Shares— Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

A company must obtain a money lender's license to carrying on business as a money lender in Hong Kong. The licensing of money lenders and regulation of money-lending transactions are governed by the Money Lenders Ordinance, Chapter 163 of the Laws of Hong Kong. Winrich obtained the money lender’s license from the Licensing Court of Hong Kong on September 5, 2023, to conduct it business. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong)”.

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

4.B. Business Overview

Overview

Our Operating Subsidiaries operate an online brokerage firm in Hong Kong specializing in the trading of local and overseas equities, futures, and options products. Our clients primarily reside in Asia and we are currently focusing on expanding our customer base to Southeast Asian investors. Our trading platforms, which our Operating Subsidiaries license from third parties, enable investors to trade approximately more than 100 futures products on multiple exchanges around the world including the member exchanges of Chicago Mercantile Exchange (CME), Hong Kong Futures Exchange (HKFE), The New York Mercantile Exchange (NYMEX), The Chicago Board of Trade (CBOT), The Commodity Exchange (COMEX), Eurex Exchange (EUREX), ICE Clear Europe Limited (ICEU), Singapore Exchange (SGX), Australia Securities Exchange (ASX), Bursa Malaysia Derivatives Berhad (BMD), and Osaka Exchange (OSE). Our continuous efforts focusing on offering value-added services and access to exchanges around the globe, compounded with user friendly experience, have enabled us to become one of the fast-growing online trading platforms for our clients. Our trading volume of futures contracts was 2.64 million trades in fiscal year 2022 and 2.97 million trades in fiscal year 2023 and 2.27 million trades in fiscal year 2024. Our total registered customer number increased from 292 as of March 31, 2022 to 296 as of March 31, 2023 and further increased to 329 as of March 31, 2024. In fiscal year 2022, we had 74 revenue-generating accounts in total, including 16 accounts for futures trading, 15 accounts for securities trading, 34 accounts for structured notes subscriber services and 9 accounts for trading solution service. In fiscal year 2023, we had 34 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, no account for structured notes subscriber services and 10 accounts for trading solution service. In fiscal year 2024, we had 51 revenue-generating accounts in total, including 15 accounts for futures trading, 27 accounts for securities trading and 9 accounts for trading solution service.

Our Operating Subsidiaries conduct the futures and stock brokerage business through three trading platforms, Esunny for futures trading, 2GoTrade and Longbridge for stock trading, all of which were licensed from third parties and can be easily accessed through our application, or APP, software, and websites. The three platforms are designed to empower our clients to enjoy a seamless, efficient, and secure trading platform. We offer our customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. Given the importance of trading systems in our services, we strive to continuously enhance our IT infrastructure.

WIN100 Wealth engages in the OTC Derivatives trading services business and considered setting the business. WIN100 Wealth entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients placed an order for OTC Derivatives trades on certain stock, we placed the same order back-to-back with the OTC Derivatives traders for execution and we also facilitate client’s OTC Derivatives trading when an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives the potential to generate significant revenues from trading profit if the market develops in favor of company’s position.

Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong. According to the Money Lenders Ordinance, customers shall enter into agreement with Winrich in person and provide their personal information for the “know your client” purposes, or KYC. In fiscal year 2024, 3 customers entered into lending agreements with Winrich. Winrich disbursed loans to customers for a fixed period and charged interest from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period.

During the years ended March 31, 2024, 2023 and 2022, our Operating Subsidiaries provided futures brokerage services and other services (including stock brokerage, options brokerage, consulting services, currency exchange services, structured note subscriber services, margin financing services, OTC derivative trading and loan business). We generate revenues primarily from brokerage fees we charge clients for executing and/or arranging the trades and transactions for them. Our revenues for the years ended March 31, 2024, 2023 and 2022 were US$8.0 million, US$9.7 million and US$7.8 million, respectively. The commissions on futures brokerage accounted for 42.1%, 44.6% and 54.9% of the total revenues for the years ended March 31, 2024, 2023 and 2022, respectively. Revenues from the trading solution services accounted for 34.0%, 45.3% and 42.3% of the total revenues for the fiscal year ended March 31, 2024, 2023 and 2022. Revenues from the structured note subscription fees accounted for 0%, 0% and 9.4% of the total revenues for the fiscal year ended March 31, 2024, 2023 and 2022, respectively. Our Operating Subsidiaries also provide other financial services including stock brokerage, options brokerage, consulting services, currency exchange services, margin financing services, OTC derivative trading and loan business to our clients. Revenues generated from stock brokerage, consulting services, and currency exchange services accounted for 3.5%, 3.0% and 3.6% of total revenues, during the fiscal years ended March 31, 2024, 2023 and 2022, respectively. Revenues generated from margin financing accounted for 3.3% of total revenues during the fiscal years ended March 31, 2024. During the fiscal year ended March 31, 2024, we launched OTC derivative trading service and loan business. Revenues generated from OTC derivative trading accounted for 1.5% of total revenues, during the fiscal years ended March 31, 2024. Interest income from loan business accounted for 2.9% of total revenues, during the fiscal years ended March 31, 2024. We did not generate revenue from options trading services for the fiscal years 2024, 2023 and 2022. We did not generate revenue from margin financing services for the fiscal years 2023 and 2022. Our top five customers accounted for 36%, 43% and 77% of our total revenues for the years ended March 31, 2024, 2023 and 2022.

Our Operating Subsidiaries have achieved substantial growth since the launch of our operation of online brokerage services, as illustrated by the chart below which sets forth the number of futures contracts we have executed from April 1, 2020 to March 31, 2024, organized by calendar quarter.

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

Our Revenues Model and Core Services

Overview

During the years ended March 31, 2024, 2023 and 2022, our Operating Subsidiaries provided futures brokerage services and other services (including stock brokerage, options brokerage, consulting services, currency exchange services, structured note subscriber services, margin financing services, OTC derivative trading and loan business). Our revenues were US$8.0 million, US$9.7 million and US$7.8 million for the years ended March 31, 2024, 2023 and 2022, respectively. The commissions on futures brokerage accounted for 42.1%, 44.6% and 54.9% of total revenues for the years ended March 31, 2024, 2023 and 2022, respectively. Trading solution services fees accounted for 34.0%, 45.3% and 42.3% of total revenues during fiscal year ended March 31, 2024, 2023 and 2022. Revenues from the structured note subscriber services accounted for 0%, 0% and 9.4% of the total revenues for the fiscal year ended March 31, 2024, 2023 and 2022, respectively. Our Operating Subsidiaries also provide other financial services including stock brokerage, options brokerage, consulting services, currency exchange services, margin financing services, OTC derivative trading and loan business to our clients. Revenues generated from stock brokerage, consulting services, and currency exchange services accounted for 3.5%, 3.0% and 3.6% of total revenues, during the fiscal years ended March 31, 2024, 2023 and 2022, respectively. Revenues generated from margin financing accounted for 3.3% of total revenues during the fiscal years ended March 31, 2024. During the fiscal year ended March 31, 2024, we launched OTC derivative trading service and loan business. Revenues generated from OTC derivative trading accounted for 1.5% of total revenues, during the fiscal years ended March 31, 2024. Interest income from loan business accounted for 2.9% of total revenues, during the fiscal years ended March 31, 2024. We did not generate revenue from options trading services for the fiscal years 2024, 2023 and 2022. We did not generate revenue from margin financing services for the fiscal years 2023 and 2022. Our top five customers accounted for 36%, 43% and 77% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

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

As of March 31, 2022, we had 292 registered customer accounts. As of March 31, 2023, we had 296 registered customer accounts. As of March 31, 2024, we had 329 registered customer accounts. Below is the table of the registered customer accounts and active clients segmented by account types as of the dates or for the periods from April 1, 2020 to March 31, 2024, organized by calendar quarter. Active clients are clients for whom we are required to prepare and deliver monthly statement of accounts in respect of the relevant reporting month in accordance with Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules.

Revenues from futures brokerage accounted for 42.1%, 44.6% and 54.9% of the total revenues for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for fiscal years 2024, 2023 and 2022.

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

The following table sets forth the range of margin requirement as of March 31, 2024 for major futures products that are traded by our clients (currencies other than US$ are converted into US$ for reference purpose):

	Initial margin (US$)	Maintenance margin (US$)
Index futures
E-Mini Nasdaq-100	19,470	17,700
Hang Seng Index	9,583	7,666
Mini Hang Seng Index	1,917	1,533
Dax	30,891	30,891
Micro E-Mini Nasdaq-100 Index	1,947	1,770
Energy futures
Crude Oil	7,260	6,600
Henry Hub Natural Gas	6,050	5,500
E-Mini Crude Oil	3,630	3,300
Precious metal futures
Gold	9,680	8,800
Copper	4,400	4,000

Revenue Models

Our revenues from futures brokerage commissions are generated by customer trades and are largely determined by trading volume and commission rates. We charge commission fees based on the lots or contracts of futures in each order.

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

Trading Solution Services

During the fiscal year ended March 31, 2022, we commenced trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charged each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 34.0, 45.3% and 42.3% of total revenues during the fiscal year ended March 31, 2024, 2023 and 2022.

Structured Note Subscriber Services

Our Operating Subsidiaries provide subscriber services to structured note products issued by investment holdings companies. Our Operating Subsidiaries enter into distributions agreements with fund houses or asset management companies and are responsible for providing subscriber services for structured note products to our clients who are professional investors. The subscriber services we provide include but are not limited to subscription and switching redemption services. We generally receive subscription fee calculated with reference to the amount of the structured note products subscribed by our clients and the management fee rebate as subscription fee. Structured note subscriber services accounted for 0%, 0% and 9.4% of total revenues during the fiscal year ended March 31, 2024, 2023 and 2022, respectively.

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

Revenues from stock brokerage, consulting services, and currency exchanges services accounted for 3.5%, 3.0% and 3.6% of total revenues for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

Margin Financing Services

Our Operating Subsidiaries launched the margin financing services in 2019. Revenues generated from margin financing accounted for 3.3% of total revenues during the fiscal years ended March 31, 2024. The margin financing services did not generate any revenue as during the years ended March 31, 2023 and 2022. Clients can trade on margin through our trading platform licensed by 2GoTrade and Longbridge Whale. The minimum deposit that customers must have to open and maintain a margin account so as to conduct margin trading is currently set at US$2,000. The margin loan or funding is offered by our platform for consolidated account clients. We generate interest income arising from margin financing offered by us to consolidated account clients and earn financing service fees related to the margin financing provided to our customers.

OTC Derivative Trading

OTC Derivative trading was launched in November 2023. Revenues generated from OTC derivative trading accounted for 1.5% of total revenues, during the fiscal years ended March 31, 2024. WIN100 Wealth entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients placed an order for OTC Derivatives trades on certain stock, we placed the same order back-to-back with the OTC Derivatives traders for execution and we also facilitate client’s OTC Derivatives trading when an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client.

Loan Business

Loan business was launched in September 2023. Winrich disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period. For the year ended March 31, 2024, we recognized interest income of USD$0.2 million from loan business, accounting for 2.9% of total revenues.

Agreements between ZYSL and Zinvest Global Limited

We have entered into agreements with Zinvest Global Limited (“Zinvest”) for our margin financing business. Below is the summary of the material terms of the agreements with Zinvest Global Limited:

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

The Company had a concentration of revenues of 36%,43% and 77% from the top five customers for the years ended March 31, 2024, 2023 and 2022, respectively. The following table outlines the concentration of each of the top five customers comparing to the Company’s total revenues:

	For the Fiscal Year Ended March 31, 2024 Concentration (%)	For the Fiscal Year Ended March 31, 2023 Concentration (%)	For the Fiscal Year Ended March 31, 2022 Concentration (%)
Largest customer	15%	13%	35%
2nd largest customer	6%	10%	18%
3rd largest customer	6%	8%	11%
4th largest customer	5%	6%	8%
5th largest customer	4%	6%	5%
Total	36%	43%	77%

Our Operating Subsidiaries charge fees and commissions from futures brokerage services based on a fixed rate for each transaction. Such rate is the same among all customers. We also offer trading incentives such as volume rebates from time to time as a promotion.

We have experienced significant growth in both the number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services, and superior user experience. Our total registered customer number increased from 292 as of March 31, 2022 to 296 as of March 31, 2023, and further increased to 329 as of March 31, 2024. In fiscal year 2021, we had 49 revenue-generating accounts in total, including 33 accounts for futures trading and 16 accounts for securities trading. In fiscal year 2022, we had 74 revenue-generating accounts in total, including 16 accounts for futures trading, 15 accounts for securities trading, 34 accounts for structured notes subscriber services and 9 accounts for trading solution service. In fiscal year 2023, we had 34 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, 0 accounts for structured notes subscriber services and 10 accounts for trading solution service. In fiscal year 2024, we had 51 revenue-generating accounts in total, including 15 accounts for futures trading, 27 accounts for securities trading and 9 accounts for trading solution service. Our trading volume of futures contracts was 2.64 million trades in fiscal year 2022, 2.97 million trades in fiscal year 2023 and 2.27 million trades in fiscal year 2024.

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

Our Existing Technology and Infrastructure

Our technology and infrastructure are critical to our goal of providing the most user-friendly trading experience to our customers. Since the Company’s inception, we have leveraged three third-party trading platforms – Esunny Morning Star Futures and Options as well as 2GoTrade and Longbridge Whale– to create an efficient conduit for the global flow of capital across exchanges around the world, while at the same time maintaining competitive fees. We strongly believe in enhancing the technology to adapt to the constantly evolving environment and to increase customer satisfaction by improving customers’ experience and providing smooth transactions. Esunny Morning Star Futures and Options System and 2GoTrade have agreed to provide application services, support, and hosting services to us at a fixed charge over a period of time. The fees charged are independent from the trading volume or our revenues. The contract terms are reviewed and renegotiated annually. See “Item 3. Key Information — 3.D. Risk Factors – Risks Relating to Our Business and Industry – Our Operating Subsidiaries currently conduct our futures and stock brokerage business through trading platforms licensed from third parties. Our reputation, business, financial position, results of operations and cash flows may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative are unavailable or if cost of such alternatives are unfavorable.”

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

2GoTrade

We leveraged 2GoTrade to provide access to our clients for security trading. 2GoTrade is developed by 2GoTrade Limited, a Hong Kong company. It is specialized in providing solutions for complex trading in the HK/China financial market with a simple, yet all-inclusive proposition. The key advantage of the system lies in the manner of low latency, mission-critical technology, and brokerage applications are developed, managed, and operated using an innovative, cloud-centric, proactive service model. Being a leading innovator in front- and back-office applications since 2001, 2GoTrade delivers mission-critical trading and processing IT service to a growing mix of institutional and retail brokers.

Mobile application

The 2GoTrade provides a user-friendly customer experience. The user interface of 2GoTrade contains five major tabs, “List”, “Quote”, “Trading”, “Me” and “Others”.

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

Material Agreements with 2GoTrade

Below is the summary of the material agreements in connection with 2GoTrade:

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

Longbridge Whale

We leveraged Longbridge Whale to provide access to our clients for security trading. We are in the process of changing our stock trading platform from 2GoTrade to Longbridge during the fiscal years ended 2023 and 2024, during which time maintained both platforms to ensure stability of our services. Longbridge Whale is a one-stop Internet securities trading cloud service solution developed by Longbridge Technology Hong Kong Co., Ltd., a financial technology subsidiary of Longbridge Group. Longbridge Technology is a brokerage system provider of the Hong Kong Stock Exchange. All Whale systems are based on cloud-native architecture, which ensures the reliability, security and efficiency of system operation from the bottom layer, and also eliminates the need for a lot of capital investment in local computer room operation and maintenance. The system is to provide innovative securities brokerage infrastructure, empower the ecosystem, and jointly promote the digitization of the securities industry.

Whale provides brokers with one-stop, out-of-the-box products and solutions, including front, middle and back office systems such as App, trading, risk control, clearing and settlement, CRM, and intelligent marketing, as well as data services such as quotes, news information, and fundamental analysis. At the same time, Whale also integrates services such as bank channel business, stock channel business, options channel business, fund channel business, KYC/AML, etc.

Product Advantages

Supports account opening in more than 200 countries and regions worldwide, as well as multiple identity authentication techniques, so as to meet the compliance requirements of different countries and regions.

Trading covers multiple markets and products, providing comprehensive order trading capabilities such as conditional orders and attached orders

Comprehensive, accurate and efficient risk control for different stages of transactions

Able to facilitate almost instantaneous deposits and withdrawals and support extensive deposit and withdrawal methods

Front Office System

Online trading of stocks, ETFs, warrants, CBBCs, options, etc. across HK, US, China Connect, Singapore and other markets.

Support online trading of IPO subscriptions, fund subscriptions and redemption, and other OTC products.

Support a full range of exchange order types, plus self-developed conditional orders, additional orders, etc. to provide assistance for users' position opening and profit taking & stop loss strategies.

Risk Control System

Real-time risk control indicators calculation are based on own real-time asset data and risk control management, making it safer and more efficient.

Unified buying power for multiple currencies in multiple markets, providing users with better trading experience.

Provide real-time asset risk monitoring and multi-scenario post-trading risk control and management.

Risk control judgment for front office trading and deposit & withdrawal scenarios can be completed within 5ms.

Material Agreements with Longbridge Whale

Below is the summary of the material agreements in connection with Longbridge Whale:

On February 28, 2023, ZYSL entered into a Service Agreement with Long Bridge Technology HK Limited. This agreement has an initial term of 24 months and will be automatically renewed.

Pursuant to the agreement, we agreed to pay a monthly fee of HK$25,000 (approximately US$3,200) plus additional charges.

Either party may terminate the agreement if the other party commits a material breach of the agreement and does not cure the breach within 30 calendar days of receipt of a notice by any other non-defaulting party.

Long Bridge Technology HK Limited granted us a limited, revocable, non-sublicensable, non-transferable, non-exclusive right to use the Service, including the Provider’s App, Provider’s base components, modules thereof. The license does not diminish our responsibility for compliance with all applicable laws and provisions under the agreement.

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

A company must obtain a money lender's license to carrying on business as a money lender in Hong Kong. The licensing of money lenders and regulation of money-lending transactions are governed by the Money Lenders Ordinance, Chapter 163 of the Laws of Hong Kong. Winrich obtained the money lender’s license from the Licensing Court of Hong Kong on September 5, 2023, to conduct it business. See “Item 4. Information on the Company—4.B. Business Overview—Regulation— Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong)”.

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

Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong)

Money lenders and money-lending transactions in Hong Kong are regulated by the Money Lenders Ordinance. In general, any person who carries on business as a money lender must apply for and maintain a money lenders license (valid for 12 months) granted by the licensing court under the Money Lenders Ordinance, unless any exemption under the Money Lenders Ordinance applies.

An application for or renewal of this license is subject to any objection by the Registrar of Money Lenders (the role is presently performed by the Registrar of Companies) and the Commissioner of Police. The Commissioner of Police is responsible for enforcing the Money Lenders Ordinance, including carrying out examinations on applications for money lenders licenses, renewal of licenses and endorsements on licenses, and is responsible for investigations of complaints against money lenders.

The register of licensed money lenders is currently kept in the Companies Registry of Hong Kong and is available for inspection. The Money Lenders Ordinance provides for protection and relief against excessive interest rates and extortionate stipulations in respect of loans by, for example, making it an offense for a person to lend money at an effective interest rate exceeding or extortionate provisions. On October 26, 2022, the Legislative Council passed a resolution to reduce, with effect from December 30, 2022, the statutory interest rate limits under the Money Lenders Ordinance, including reducing the interest rate cap under section 24 from 60% per annum to 48% per annum. The resolution was published in the Gazette on October 28, 2022. It also stipulates various mandatory documentary and procedural requirements that are required to be observed by a money lender in order to enforce in the courts of law a lending agreement or security being the subject of the Money Lenders Ordinance.

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

The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

●	take all reasonable measures to ensure that proper safeguards exist to mitigate the risks of money laundering and terrorism financing, or ML/TF, and to prevent a contravention of any requirement;

●	establish and implement adequate and appropriate anti-money laundering and counter-financing of terrorism systems; consider the characteristics of the products and services that it offers and the extent to which these are vulnerable to ML/TF abuse;

●	consider its delivery/distribution channels and the extent to which these are vulnerable to ML/TF abuse;

●	when assessing the customer risk, consider who their customers are, what they do and any other information that may suggest the customer is of higher risk;

●	be vigilant where the customer is of such a legal form that enables individuals to divest themselves of ownership of property whilst retaining an element of control over it or the business/industrial sector to which a customer has business connections is more vulnerable to corruption;

●	consider risks inherent in the nature of the activity of the customer and the possibility that the transaction may itself be a criminal transaction; and

●	pay particular attention to countries or geographical locations of operation with which its customers and intermediaries are connected where they are subject to high levels of organized crime, increased vulnerabilities to corruption and inadequate systems to prevent and detect ML/TF.

As of the date of this annual report, our operations are run in compliance with the Anti-Money Laundering Guideline.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ZYAL (BVI) Limited	British Virgin Islands

ZYCL (BVI) Limited	British Virgin Islands

ZYFL (BVI) Limited	British Virgin Islands

ZYIL (BVI) Limited	British Virgin Islands

ZYNL (BVI) Limited	British Virgin Islands

ZYPL (BVI) Limited	British Virgin Islands

ZYSL (BVI) Limited	British Virgin Islands

ZYTL (BVI) Limited	British Virgin Islands

ZYXL (BVI) Limited	British Virgin Islands

Zhong Yang Securities Limited	Hong Kong

Zhong Yang Capital Limited	Hong Kong

WIN100 Management Limited	British Virgin Islands

WIN100 TECH Limited	British Virgin Islands

WIN100 WEALTH LIMITED	British Virgin Islands

Winrich Finance Limited	Hong Kong

TOP ASSET MANAGEMENT PTE.LTD.	Singapore

TOP FINANCIAL PTE.LTD.	Singapore

TOP 500 SEC PTY LTD	Australia

The following diagram illustrates the corporate structure of TOP Financial Group Limited and its subsidiaries as of the date of this annual report:

TOP Financial Group Limited
("TOP" or "TFGL)
Cayman Islands
100%
ZYSL (BVI) Limited
("ZYSL BVI")
British Virgin Islands
100%
Zhong Yang Securities Limited
("ZYSL")
Hong Kong
100%
ZYCL (BVI) Limited
("ZYCL BVI")
British Virgin Islands
100%
Zhong Yang Capital Limited
("ZYCL")
Hong Kong
100%
ZYAL (BVI) Limited
("ZYAL BVI")
British Virgin Islands
100%
TOP 500 SEC PTY LTD
("TOP 500 ")
Australia
100%
ZYNL (BVI) Limited
("ZYNL BVI")
British Virgin Islands
100%
ZYTL (BVI) Limited
("ZYTL BVI")
British Virgin Islands
100%
WIN 100 TECH LIMITED
("WIN 100 TECH")
British Virgin Islands
100%
ZYPL (BVI) Limited
("ZYPL BVI")
British Virgin Islands
100%
TOP FINANCIAL PTE. LTD.
("TOP FINANCIAL")
Singapore
100%
ZYXL (BVI) Limited
("ZYXL BVI")
British Virgin Islands
100%
TOP ASSET MANAGEMENT PTE. LTD.
("TOP ASSET MANAGEMENT")
Singapore
100%
ZYFL (BVI) Limited
("ZYFL BVI")
British Virgin Islands
100%
Winrich Finance Limited
("Winrich")
Hong Kong
100%
ZYIL (BVI) Limited
("ZYIL BVI")
British Virgin Islands
100%
WIN100 Management LIMITED
("WIN 100 MANAGEMENT")
British Virgin Islands
100%
WIN100 WEALTH LIMITED
("WIN 100 WEALTH")
British Virgin Islands

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

Overview

We, through our Operating Subsidiaries, are an online provider of securities and futures trading services founded in Hong Kong by a group of experienced professionals and talents. Our goal is to become the preferred trading platform for Asian investors worldwide. We enable our customers to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). We create value for our customers by providing reliable trading platforms, user-friendly web and app interface, and 24-hour seamless customer support. Our Operating Subsidiaries generate revenues primarily by charging commission fees on futures transactions at a flat rate for each futures transaction contract, and trading solution services fees charged at a fixed rate per transaction with a minimum monthly fee. Currently our customers are mainly high volume and frequency trading institutional and individual investors. For the year ended March 31, 2024, we launched over-the-counter (OTC) derivatives business and loan business, earned income of USD$0.1 million and USD$0.2 million from the businesses accordingly.

Our revenues were US$8.0 million, US$9.7 million and US$7.8 million for the years ended March 31, 2024, 2023 and 2022, respectively. We, through our Operating Subsidiaries, generated net income of US$1.1 million, US$3.4 million and US$3.5 million for the years ended March 31, 2024, 2023 and 2022, respectively. We plan to keep our business growing by expanding our customer base to include retail investors of a wider range of wealth within the Asian communities across the globe, by increasing the products we offer to include securities and futures from a larger number of stock exchanges, and offering services such as asset management, and CFD products.

Recent Developments

On April 12, 2023, we, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 Sec Pty Ltd (“Top 500”) from the sole shareholder of Top 500 (the “Seller”). The Seller is a company controlled by Junli Yang, the controlling shareholder of the Company. On closing of acquisition, Top 500 did not meet definition of a business as it had no process or output. The acquisition of Top 500 was considered as acquisition of net assets under common control. Top 500 is a brokerage firm in Australia that owns an Australian Financial Services License (AFSL: 328866). Top 500 provides financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc.

Since November 21, 2023, the Company, through WIN100 Wealth, has engaged in the OTC Derivatives trading services business and considered setting the business as the major development focus for the year 2024. WIN100 Wealth entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients placed an order for OTC Derivatives trades on certain stock, we placed the same order back-to-back with the OTC Derivatives traders for execution and we also facilitate client’s OTC Derivatives trading when an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives the potential to generate significant revenues from trading profit if the market develops in favor of company’s position.

Since September 5, 2023, the Company, through Winrich, has engaged in the money lending business in Hong Kong. According to the Money Lenders Ordinance, customers have to enter into agreement with Winrich in person and provide their personal information for the “know your client” purposes, or KYC. Winrich disbursed loans to customers for a fixed period and charged interest from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period.

On December 20, 2023, the Company held an annual shareholders meeting. As approved by the shareholders, the authorized share capital was increased from US$150,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each, and the Board of Directors was authorized to, at its discretion without further approval of the shareholders, to adopt a dual-class share capital structure to (i) re-classify all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis; (ii) re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 class B ordinary shares with a par value of US$0.001 each with fifty (50) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and (iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis. As of the date of this report, our Board of Directors has not adopted a dual-class share capital structure.

On February 14, 2024, the Company closed a registered direct offering registered under the Securities Act of 1933, as amended, pursuant to a prospectus supplement to the Company’s registration statement on Form F-3 (File No. 333-273066), which was initially filed with the SEC on June 30, 2023 and declared effective on September 29, 2023. the Company sold and issued 2,000,000 Ordinary Shares, and warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering (the “Warrants”) at a purchase price of $2.50 per Ordinary Share and accompanying Warrant. The Company collected net proceeds of $4,389,992 from the registered direct offering. The Warrants were exercisable immediately upon issuance and expired three (3) months from the date of issuance, at an initial offering price of US$5.00 per Ordinary Share. As of the expiry date, the Warrants were not exercised.

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

Our ability to retain existing customers and attract new customers in a cost-effective manner

We consider customer churn rate to be an important indicator of our attractiveness to customers. Our total registered customer number increased from 292 as of March 31, 2022 to 296 as of March 31, 2023, and further increased to 329 as of March 31, 2024. In the year ended March 31, 2022, we had 74 revenue-generating accounts in total, including 16 accounts for futures trading, 15 accounts for securities trading, 34 accounts for structured notes subscriber services and 9 accounts for trading solution services. In the year ended March 31, 2023, we had 24 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, and 10 accounts for trading solution services. In the year ended March 31, 2024, we had 51 revenue-generating accounts in total, including 15 accounts for futures trading, 27 accounts for securities trading and 9 accounts for trading solution services.

Our top five customers accounted for 36%, 42% and 22% of our total revenues for the years ended March 31, 2024, 2023 and 2022, respectively. Our customers are mainly sourced by referral through our shareholders’ expansive and expanding social and professional networks of high-net-worth individuals. Currently, we have not incurred significant spending on marketing activities. To expand our business, we aim to diversify our customer base by attracting smaller retail customers, whom we can charge higher commission rates. We expect to incur expenses in our promotional efforts through different online and offline media/ channels to increase the number of customer accounts, which can potentially lead to trading volume and revenues.

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

Contract for Difference (“CFD”)

We are preparing the launch of CFD products and services in the year of 2025 We expect to generate CFD trading revenues from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, we plan to:

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

OTC Derivative Business

WIN100 Wealth Limited is an investment firm that issues and invests in financial products and also engaged in proprietary trading. In order to further expand the scope of business of the Company, since November 2023, WIN100 Wealth has engaged in the OTC Derivatives trading services business and considered to set the business as the major development focus for the year 2024. WIN100 Wealth entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients placed an order for OTC Derivatives trades on certain stock, we placed the same order back-to-back with the OTC Derivatives traders for execution and we also facilitate client’s OTC Derivatives trading when an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives the potential to generate significant revenues from trading profit if the market develops in favor of company’s position. The OTC Derivatives trading are short-term contracts between 1 to 3 months, around 80% are 1-month contracts and about 5-10% of premium of margin will be required to support the trade with counterparties. WIN100 Wealth anticipates the funding from the promissory note made with TFGL together with fundings from additional investors would sufficiently support $150,000,000 to $300,000,000 business activity. The cost of this new business is relatively low but will make a great contribution to profit.

Loan Business

Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong to carrying on business as a money lender. Since September 5, 2023, Winrich has engaged in the money lending business. According to the Money Lenders Ordinance, customers shall enter into agreement with Winrich in person and provide their personal information for the “know your client” purposes, or KYC. Winrich disbursed loans to customers for a fixed period and charged interest from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period.

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Years Ended March 31,
	2024		2023		2022
	US$	%	US$	%	US$	%
Revenues:
Futures brokerage commissions	3,392,853	42.2	4,312,075	44.6	4,287,038	54.9
Trading solution services fees	2,728,732	34.0	4,396,207	45.3	3,309,288	42.3
Trading gains from OTC derivative business	118,974	1.5	-	0.0	-	0.0
Interest income from loan business	236,556	2.9	-	0.0	-	0.0
Structured note subscription fees	-	0.0	-	0.0	734,317	9.4
Other service revenues	278,883	3.5	294,083	3.0	280,677	3.6
Trading gains (losses)	121,964	1.5	193,926	2.0	(794,460)	(10.2)
Interest income and others	1,159,143	14.4	499,111	5.1	3,535	0.0
Total revenues	8,037,105	100.0	9,695,402	100.0	7,820,395	100.0

Futures brokerage commissions

Futures brokerage commissions represent commission income on futures broking that are charged at a fixed rate for each transaction our customers executed through our online trading platforms, all of which are under the consolidated accounts where the customer information is not disclosed to the third-party brokers. We receive commissions from customers and pay the execution and clearing fees to our clearing brokers. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, the trading method, and the trade volume from the particular customer. Commissions from futures broking make up for most of our revenues, at 42.2%, 44.6% and 54.9% of the total revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Trading solution services fees

Commencing in the year of 2021, we provided trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 34.0%, 45.3% and 42.3%, respectively, of total revenues during the year ended March 31, 2024, 2023 and 2022.

Trading gains from OTC derivative business

In November, 2023, we launched OTC derivative business. We subscribed for 50% of the structured note portfolio. According to the agreements among us and other holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 65% of total subscription amount, additional deposit call from the other 50% holders may be triggered, and (iii) in the event the net assets of portfolio is below 55% of subscription amount with no additional deposit being replenish the portfolio is terminated. For the year ended March 31, 2024, we recognized trading gains from OTC derivatives business of USD$0.1 million, accounting for 1.5% of total revenues.

Interest income from loan business

For the year ended March 31, 2024, we launched the loan business to third party customers. The business was approved by the Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period. For the year ended March 31, 2024, we recognized interest income of USD$0.2 million from loan business, accounting for 2.9% of total revenues.

Structured note subscription fees

Since December 2020, we have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. We assist customers to identify and subscribe for structured note products. The subscription fees are charged at a fixed percentage of investment amount. Subscription fee income is recognized when the customers successfully subscribe for the structured note products and underlying contract between the customer and financial institution becomes non-cancellable. We have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. Structured note subscription fees accounted for 0.0%, 0.0% and 9.4% of total revenues during the year ended March 31, 2024, 2023 and 2022, respectively.

Other service revenues

Other service revenues represent the revenues generated from rendering other financial services including securities brokerage, consulting services, and currency exchange services. We generally receive subscription fees calculated with reference to the amount subscribed by our clients of the structured products. For the years ended March 31, 2024, 2023 and 2022, other service revenues accounted for 3.5%, 3.0% and 3.6% of total revenues, respectively.

Revenues generated from margin financing accounted for 3.3% of total revenues during the fiscal years ended March 31, 2024. The margin financing services did not generate any revenue for the years ended March 31, 2023 and 2022. For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for the relevant periods.

Trading gains (losses)

We began proprietary trading in US stocks since March 2020, and trading in HK stocks since January 2021. The trading gains (losses) mainly consist of realized and unrealized gains and losses from investment in US stocks, which are included in Securities owned, at fair value. Trading gains make up for 1.5%, 2.0% and negative 10.2% of total revenues for the year ended March 31, 2024, 2023 and 2022.

Interest income and others

During the year ended March 31, 2024, the interest income was comprised of interest income of $0.1 million charged on loans made to a third party, interest income of $0.3 million charged on our clients who traded US stocks, and interests earned on bank deposits.

During the year ended March 31, 2023, the interest income was comprised of interest income of $0.2 million charged on loans made to a third party, interest income of $0.3 million charged on our clients who traded US stocks, and interests earned on bank deposits.

For the years ended December 31, 2022, interest income and others primarily consist of interests earned on bank deposits.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Years Ended March 31,
	2024		2023		2022
	US$	%	US$	%	US$	%
Expenses:
Commission expenses	2,324,277	28.9	2,818,124	29.1	2,728,389	34.9
Compensation and benefits	1,361,327	16.9	1,010,460	10.4	562,297	7.2
Communications and technology	719,579	9.0	775,464	8.0	428,445	5.5
Occupancy	133,304	1.7	124,792	1.3	129,064	1.7
Travel and business development	120,114	1.5	188,963	1.9	53,337	0.7
Professional fees	1,825,913	22.7	1,207,552	12.5	271,477	3.5
Allowance for expected credit loss	170,643	2.1	-	0.0	-	0.0
Other administrative expenses	394,101	4.9	140,784	1.5	67,434	0.9
Total expenses	7,049,258	87.7	6,266,139	64.7	4,240,443	54.4

Commission expenses

Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We expect that our commission expenses will increase in absolute amount as we expand our brokerage business and offer more products from securities and futures exchanges around the world. We place orders through broker partners except for orders to the Hong Kong Stock Exchange. Commission expenses accounted for 28.9%, 29.1% and 34.9% of our revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Compensation and benefits

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to retirement fund, and share-based compensation expenses to non-executive directors. Compensation and benefits expenses accounted for 16.9%, 10.4% and 7.2% of our revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Communications and technology

Communications and technology expenses represent fees we paid for the use of third party electronic trading systems, including an online stock trading system, an online futures trading system, and another futures trading system that was a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services. Communications and technology expenses accounted for 9.0%, 8.0% and 5.5% of our revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Occupancy

Occupancy expenses are the rental expenses we paid for our office premises, which accounted for around 1.7%, 1.3% and 1.7% of our revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Travel and business development, Professional fees and Other administrative expenses

Travel and business development expenses include overseas and local travelling, and the entertainment expenses. Professional fees are mainly the service fees for auditing, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Other administrative expenses primarily consist of fees paid to the Stock Exchange of Hong Kong and Chicago Mercantile Exchange, business entertainment expenses, exchange difference, depreciation expense, finance costs and other miscellaneous expenses such as utilities. All of these expenses accounted for 31.2%, 15.9% and 5.1% of our revenues for the years ended March 31, 2024, 2023 and 2022, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends to our shareholders.

Hong Kong

ZYSL, ZYCL and Winrich are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2024, 2023 and 2022, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL, ZYCL and Winrich are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Top Fin and Top AM are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. Top Fin and Top AM are subject to a flat rate of 17%.

Australia

Top 500 is incorporated in Australia and are subject to Australia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australian tax laws. Top 500 is subject to a reduced rate of 25% as a “small or medium business” company.

Results of Operations

Year ended March 31, 2024 compared with year ended March 31, 2023

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2024 and 2023 as indicated, and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended March 31,
	2024	2023
	US$	US$
Consolidated Statements of Operations Data:
Revenues:
Futures brokerage commissions	3,392,853	4,312,075
Trading solution service revenues	2,728,732	4,396,207
Trading gains from over-the-counter (“OTC”) derivatives business	118,974	-
Interest income from loan business	236,556	-
Other service revenues	278,883	294,083
Trading gains	121,964	193,926
Interest income and other	1,159,143	499,111
	8,037,105	9,695,402
Expenses:
Commission expenses	(2,324,277)	(2,818,124)
Compensation and benefits	(1,361,327)	(1,010,460)
Communications and technology	(719,579)	(775,464)
Occupancy	(133,304)	(124,792)
Travel and business development	(120,114)	(188,963)
Professional fees	(1,825,913)	(1,207,552)
Allowance for expected credit losses	(170,643)	-
Other administrative expenses	(394,101)	(140,784)
	(7,049,258)	(6,266,139)
Income before income taxes	987,847	3,429,263
Income tax benefits (expense)	63,692	(31,520)
Net income	1,051,539	3,397,743

Revenues

Total revenues decreased by 17.1% from US$9.7 million in year ended March 31, 2023 to US$8.0 million in the year ended March 31, 2024. The decrease was mainly driven by a decrease of US$0.9 million in futures brokerage service revenues, a decrease of US$1.7 million in trading solution services, net off against an increase of US$0.1 million in trading gains from OTC derivative business, an increase of US$0.1 million in interest income from loan business, and an increase of US$0.7 million in interest income and others.

Futures brokerage commissions – Futures brokerage commissions decreased by US$0.9 million, or 21.3% from US$4.3 million for the year ended March 31, 2023 to US$3.4 million for the year ended March 31, 2024. The decrease in futures brokerage commission was caused by a decrease in futures contract volume on our platform from 2.97 million for the year ended March 31, 2023 to 2.27 million for the year ended March 31, 2024, partially net off by an increase in average commission rate over trading volumes from US$1.46 in the year ended March 31, 2023 to US$1.50 for the same period of 2024.

Trading solution services fees – The Company commenced trading solution services to customers since May 2021. Trading solution service fees decreased by 37.9% from US$4.4 million for the year ended March 31, 2023 to US$2.7 million for the year ended March 31, 2024. The decrease was mainly because of decreased service requirement from our customers due to underperforming condition in Hong Kong stock market. For the year ended March 31, 2024 and 2023, the Company generated revenues of US$2.7 million and US$4.4 million, respectively, from provision of trading solution services to 9 and 10 customers.

Trading gains from OTC derivatives business – We launched OTC derivative business in the year ended March 31, 2024. We recognized trading gains of US$0.1 million from distribution of dividends from the structured note portfolio.

Interest income from loan business – We launched loan business in the year ended March 31, 2024. We recognized interest income from loan business, using straight-line method. For the year ended March 31, 2024, we recognized interest income of $0.2 million from loan business.

Other service revenues – Other service revenues were stable at US$0.3 million and US$0.3 million in the years ended March 31, 2023 and 2022, respectively.

Trading gains – Trading gains were firstly recognized as proprietary trading business started in March 2020. We had trading gains of US$0.1 million in the year ended March 31, 2024 as compared to trading gains of US$0.2 million in the year ended March 31, 2023, which was mainly driven by the market condition of the US stock market.

Interest income and others – Interest income and others increased from US$0.5 million in the year ended March 31, 2023 to US$1.2 million in the year ended March 31, 2024. The increase was attributable to interest income of $0.1 million from loans of US$5.0 million to a third party, interest income of $0.3 million charged on receivables due from our clients who traded US Stock markets, and an increase in bank interest income with increase in cash balance.

Expenses

Commission expenses – Commission expenses decreased from US$2.8 million for the year ended March 31, 2023 to US$2.3 million for the year ended March 31, 2024. The decrease in commission expenses was in line with the decrease in commission income for the years ended March 31, 2024 and 2023.

Compensation and benefits – Compensation and benefits increased by 34.7% from US$1.0 million in the year ended March 31, 2023 to US$1.4 million in the year ended March 31, 2024, which was mainly caused by increase of headcount as we acquired Top 500 and employed staff in our Australia office.

Travel and business development – Travel and business development expenses decreased by 36.4% from US$0.2 million in the year ended March 31, 2023 to US$0.1 million in the year ended March 31, 2024. The decrease was primarily due to higher travel expenses incurred in the year ended March 31, 2023 for celebration of the Company’s listing on NASDAQ in the United States.

Professional fees – Professional fees increased by 51.2% from US$1.2 in the year ended March 31, 2023 to US$1.8 million in the year ended March 31, 2024. The increase in professional fees was primarily more professional expenses, such as legal expenses and consulting expenses, was expensed for the year ended March 31, 2024 because these expenses were capitalized before the closing of IPO in June 2022.

Income before income taxes

We had an income before income taxes of US$1.0 million and US$3.4 million in the years ended March 31, 2024 and 2023, respectively. Our operating margin was 12.3% and 35.4% in the year ended March 31, 2024 and 2023, respectively.

Income tax benefits (expense)

Our income tax benefits changed from income tax benefits of $63,692 for the year ended March 31, 2024 to income tax expenses of US$31,520 in the year ended March 31, 2023, which was primarily due to an increase in the onshore profit generated by ZYSL in the year ended March 31, 2024.

Net income

As a result of the foregoing, our net income decreased by 69.1% from US$3.4 million in the year ended March 31, 2023 to US$1.1 million in the year ended March 31, 2024.

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

	For the Years Ended March 31,
	2023	2022
	US$	US$
Consolidated Statements of Operations Data:
Revenues:
Futures brokerage commissions	4,312,075	4,287,038
Trading solution service revenues	4,396,207	3,309,288
Structured note subscription fees	-	734,317
Other service revenues	294,083	280,677
Trading (losses) gains	193,926	(794,460)
Interest income and others	499,111	3,535
	9,695,402	7,820,395
Expenses:
Commission expenses	(2,818,124)	(2,728,389)
Compensation and benefits	(1,010,460)	(562,297)
Communications and technology	(775,464)	(428,445)
Occupancy	(124,792)	(129,064)
Travel and business development	(188,963)	(53,337)
Professional fees	(1,207,552)	(271,477)
Other administrative expenses	(140,784)	(67,434)
	(6,266,139)	(4,240,443)
Income before income taxes	3,429,263	3,579,952
Income tax expense	(31,520)	(88,647)
Net income	3,397,743	3,491,305

Revenues

Total revenues increased by 24.0% from US$7.8 million in the year ended March 31, 2022 to US$9.7 million in year ended March 31, 2023. The increase was mainly driven by an increase of US$1.0 million in trading solution service revenues, an increase of US$1.0 million in trading gains, and an increase of US$0.5 million in interest income and others, net off against a decrease of US$0.7 million in structured note subscription fees.

Futures brokerage commissions – Futures brokerage commissions kept stable for the year ended March 31, 2023 and 2022. As compared with the futures brokerage commissions for the year of 2022, the futures brokerage commissions increased by 0.6% for the year ended March 31, 2023. The stable futures brokerage commission was caused by an increase in futures contract volume on our platform from 2.64 million for the year ended March 31, 2022 to 2.97 million for the year ended March 31, 2023, partially net off against the decrease in average commission rate over trading volumes from US$1.62 in the year ended March 31, 2022 to US$1.46 for the same period of 2023.

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

Structured note subscription fees – Since December 2020, we have entered into the structured products business with fund houses and asset management companies and are responsible for providing subscriber services. For the year ended March 31, 2023, we did not earn revenues from structured products as such products were not popular among our customers. For the years ended March 31, 2023 and 2022, the Company generated revenues of US$0.0 million and US$0.7 million from structured note subscription fees, respectively.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31,
	2024	2023
Assets
Cash and cash equivalents	$25,919,945	$15,966,421
Restricted cash	12,777,148	1,879,472
Loans receivable	4,654,635	8,855,220
Receivables from broker-dealers and clearing organizations	4,002,982	3,212,777
Receivables from customers	3,510,142	3,773,982
Receivables from customers – a related party	1,548,088	1,523,259
Securities owned, at fair value	946,619	2,741,178
Fixed assets, net	458,503	482,130
Intangible asset, net	63,890	63,695
Right of use assets	59,689	156,656
Long-term investments	2,004,204	256,420
Deposit for long-term investment	-	200,000
Available-for-sale investment	991,862	1,000,000
Income tax recoverable	78,111	14,386
Other assets	627,025	158,300
Total assets	$57,642,843	$40,283,896

Liabilities and shareholders’ equity
Payable to customers	$10,256,270	$3,500,690
Payable to holders of structured notes	6,139,170	-
Payable to customers – related parties	-	43,127
Accrued expenses and other liabilities	651,663	688,617
Lease liabilities	64,826	150,139
Total liabilities	$17,111,938	$4,332,573

Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. Restricted cash mainly represents (i) bank deposits made to an investment bank for OTC derivative business, and (ii) the amount of cash deposited by our customers that have been segregated as obligated by the rules mandated by the primary regulators of our certain subsidiaries. A corresponding payable due to customers is recorded upon receipt of the cash from the customer.

The total balance of cash, cash equivalents and restricted cash increased from US$17.8 million as of March 31, 2023 to US$38.7 million as of March 31, 2024, primarily as a result of net cash of US$17.9 million provided by operating activities, net cash of US$1.3 million used in investing activities and net cash of US$4.4 million provided by financing activities.

Loans receivable

As of March 31, 2024 and 2023, loans receivable consisted for the following:

	As of March 31,
	2024	2023
Receivable due from customers holding US stocks (i)	$519,311	$3,855,220
Less: allowance for expected credit loss on receivable due from customers holding US stocks	(11,240)	-
	508,071	3,855,220
Loans receivable (ii)	4,146,564	-
Due from a third party (iii)	-	5,000,000
Total assets	$4,654,635	$8,855,220

(i)	Receivable due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully paid the balance to the Company before they sold these stocks. For the year ended March 31, 2024, the Company provided expected credit loss of $11,242 against the receivables due from these customers because the fair value of the stocks were below the receivables due from the customers. As of the date of this report, US$0.48 million, or 21% of the receivable were repaid by the customers.

(ii)	Loans receivable of $4,146,564 arose from loan business. For the year ended March 31, 2024, the Company launched loan business, which was approved by the Hong Kong Licensing Court under the Money Lenders Ordinance The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. As of March 31, 2024, the loans receivables were comprised of principal of $4,026,819 and interest of $119,745, respectively. Because we just commenced the loan business in the year of 2024, and the loans were not matured as of the date of this report, we did not provide expected credit losses against loans receivable for the year ended March 31, 2024.

(iii)	Amount of $5,000,000 due from a third party. In October 2022, the Company and a third party entity entered into a loan agreement, pursuant to which the Company made a loan of $5,000,000 to the borrower at the interest rate of 0.67% per month. The borrower repaid the outstanding principal and interest in June 2023.

Receivables from customers

Receivables from customers include the trading solution services fees due from customers once the transactions have been executed and completed. As compared with the balance as of March 31, 2023, the receivables due from trading solution services decreased by 7% to US$3.5 million as of March 31, 2024. The decrease in the balance as of March 31, 2024 was due to the decrease in revenues from trading solution services during the year ended March 31, 2024.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers, which are repayable on demand subsequent to settlement date. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Generally, our receivables from broker-dealers and clearing organizations change daily depending on various factors, including the trading volume in net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. Our receivables from broker-dealers and clearing organizations increased by 24.6% from US$3.2 million as of March 31, 2023 to US$4.0 million as of March 31, 2024, mainly due to such daily fluctuations.

Securities owned, at fair value

Securities owned, at fair value, mainly represented investments in both US stocks, all of which are on S&P500 index, and in HK stocks.

Payable to holders of structured notes

Payables to holders of structured notes arise from the OTC derivatives business which was launched in the year ended March 31, 2024. The holders subscribed for structured notes by depositing investment amount to the Company’s account. The payables to holders of structured note represent outstanding payables due to the holders of structured notes, which was calculated by the principal amount plus gains or minus losses arising from the investments in OTC derivatives business. As of March 31, 2024, we had outstanding payables of US$6.1 million due to holders of structured notes.

Payables to customers

Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers. Our payables to customers change daily depending on various factors, including the trading volume, net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. The balances as of March 31, 2024 and 2023 kept stable at US$10.3 million and US$3.5 million, respectively.

5.B. Liquidity and Capital Resources.

On June 3, 2022, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share. The gross proceeds received from the initial public offering totaled US$ 25.0 million.

On February 14, 2024, the Company closed a registered direct offering registered under the Securities Act of 1933, as amended, pursuant to a prospectus supplement to the Company’s registration statement on Form F-3 (File No. 333-273066), which was initially filed with the SEC on June 30, 2023 and declared effective on September 29, 2023. the Company sold and issued 2,000,000 Ordinary Shares, and warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering (the “Warrants”) at a purchase price of $2.50 per Ordinary Share and accompanying Warrant. The Company collected net proceeds of $4,389,992 from the registered direct offering. The Warrants were exercisable immediately upon issuance and expired three (3) months from the date of issuance, at an initial offering price of US$5.00 per Ordinary Share. As of the expiry date, the Warrants were not exercised.

As of March 31, 2024, we had US$38.7 million in cash, cash equivalents and restricted cash, out of which US$18.2 million was held in U.S. dollars and the rest was held in Hong Kong dollars and other currencies. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

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

Company	Type of regulated activities governed by the HKSFC	Minimum amount of paid-up capital	Required liquid capital
ZYSL	Type 1 and 2	$1,273,900	$383,342 or (i)
ZYCL	Type 4, 5 and 9	$636,950	$383,342 or (i)

(i)	for company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

As of March 31, 2024 and 2023, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

	For the Years Ended March 31,
	2024	2023	2022

Net cash provided by (used in) operating activities	$17,875,444	$(6,031,451)	$1,584,921
Net cash used in investing activities	(1,280,863)	(6,542,863)	(413,890)
Net cash provided by financing activities	4,389,992	22,500,871	-
Net increase in cash, cash equivalents and restricted cash	20,851,200	9,889,134	1,171,031
Effect of exchange rates on cash, cash equivalents and restricted cash	(17,049)	(37,423)	(49,748)
Cash, cash equivalents and restricted cash, beginning of year	17,845,893	7,956,759	6,835,476
Cash, cash equivalents and restricted cash, end of year	$38,697,093	$17,845,893	$7,956,759

Operating activities

Net cash provided by operating activities in the year ended March 31, 2024 was US$17.9 million, as compared to the net profit of US$1.1 million. The difference was primarily attributable to (i) a decrease of US$3.3 million in loans receivable due from customers as a result of collection of loans from customers, (ii) a decrease of US$1.7 million in securities owned, at fair value as we redeemed investments, (iii) an increase of US$6.7 million in payables to customers, and (iv) an increase of US$6.1 million in payables to holders of structured notes because we launched OTC derivative business in the year of 2024.

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

Investing activities

Net cash used in investing activities in year ended March 31, 2024 was US$1.3 million, which was comprised of purchase of property and equipment of US$6,063, investments of US$1.7 million in three privately held companies, investment of US$0.5 million to acquire Top 500, and disbursed loans of US$4.0 million to customers which was a new business launched in the year of 2024, partially net off against collection of promissory notes of US$5.0 million.

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

Financing activities

Net cash provided by financing activities in the year ended March 31, 2024 was US$4.4 million, which was provided by net proceeds of US$4.4 million raised in a registered direct offering.

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

Loans receivable, net and Receivables from customers – a related party, net

The loans receivable were comprised of (i) receivables due from customers holding US stocks, (ii) loans receivable arising from loan business which was approved by the Hong Kong Licensing Court under the Money Lenders Ordinance and was launched in the year of 2024, and (iii) amount due from third parties.

The receivables due from a related party represented receivables due from the related party which holds US stocks.

The receivables due from customers holding US stocks, including third parties and related parties, represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully pay the balance to the Company before they sold these stocks. As of March 31, 2024, we provided credit allowance of $11,242 and $159,401, respectively, against receivables due from a third party and a related party which hold US stocks because the fair value of the stocks were below the receivables due from these customers.

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

Futures brokerage commissions

We earn fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. When a customer executes a futures transaction through our platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of our revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. We recognize revenues on a gross basis as we are determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebates as trading incentives to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebate on the commission charge to specific customer with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. We did not offer the volume rebates during the years ended March 31, 2024, 2023 and 2022.

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

Contract liabilities

Our contract liabilities include payments received in advance of performance under structured note subscription service contracts which will be recognized as revenue as we executed the subscription service with brokers under the contract, as well as the deferred installation service fee received from trading solution services.

b)	Trading gains, interest income and other

Trading gains and losses along with interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the (1) investment in OTC derivative business. We subscribed for 50% of the structured note portfolio. According to the agreements among the holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, we are entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 55% of total subscription amount, and (iii) in the event the net assets of portfolio is below 55% of subscription amount, the portfolio is terminated, and (2) US common stocks, which are included in Securities owned, at fair value.

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

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

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

Inflation

Inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was an increase of 2.0%, 1.7% and 1.7% for fiscal years ended March 31, 2024, 2023 and 2022, respectively. Although we have not been affected by inflation in the past, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ka Fai Yuen	50	Chief Executive Officer and Director
Yung Yung Lo	42	Chief Financial Officer
Jennifer Hoi Ling Tam	47	Chief Operating Officer
Junli Yang	46	Director (Chairwoman)
Anthony S. Chan	60	Independent Director
Mau Chung Ng	66	Independent Director
Mei Cai	44	Independent Director

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

Anthony S. Chan has served as a director and as the chairman of our audit committee since May 31, 2022. Mr. Chan is a Certified Public Accountant registered with the State of New York and a seasoned executive with over 35 years of professional experience in auditing, financial reporting and business advisory. Since November 2021, Mr. Chan has served as the Chief Financial Officer of Sharing Services Global Corporation (OTC: SHRG) and from February 2022 to March 2024, Mr. Chan served as the Chief Operating Officer of Alset Inc. (Nasdaq: AEI). In addition Mr. Chan has served as President and Co-founder of CA Global Consulting Inc. since 2014 and as Director of Assurance and Advisory Services of Wei, Wei & Co., LLP, a PCAOB-registered public accounting firm, since February 2020. From July 2019 to January 2020, Mr. Chan served as the CFO of SPI Energy Co. Ltd. (Nasdaq: SPI). From October 2017 to March 2019, Mr. Chan served as the CFO of Helo Corp. (OTC: HLOC). From September 2013 to November 2015, Mr. Chan served as Executive Vice President, Director and Acting CFO of Sino-Global Shipping America, Ltd. Mr. Chan was partner at three full-service CPA firms in New York, including UHY LLP (from September 2012 to August 2013), Friedman LLP (from September 2011 to July 2012) and Berdon LLP (from February 2005 to August 2011). Prior to that, he held executive and professional positions at various U.S. based companies including Primedia Inc, National Broadcasting Company, Arthur Anderson, KPMG, and PwC. Mr. Chan holds an MBA in Finance and Investments from Baruch College of the City University of New York, and a Bachelor of Arts in Accounting and Economics from Queens College of the City University of New York.

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

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2024, we paid an aggregate of HK$3,997,885 (US$510,938) as compensation to our directors and executive officers as well as an aggregate of HK$50,770 (US$6,489) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

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

Compensation Recovery Policy

On December 1, 2023, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

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

6.D. Employees

We had 11 employees as of March 31, 2024. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 37,027,141 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

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

	Ordinary Shares Beneficially Owned
	Number		%
Directors and Executive Officers:
Junli Yang, Director (Chairwoman)(2)	30,000,000	(1)	81.02%
Ka Fai Yuen, CEO	-		-
Yung Yung Lo, CFO(2)	1,818,000		4.91%
Jennifer Hoi Ling Tam, COO	-		-
Anthony S. Chan, Independent Director (Appointee)	9,047		*
Mau Chung Ng, Independent Director (Appointee)	9,047		*
Mei Cai, Independent Director (Appointee)	9,047		*
All Directors and Executive Officers as a Group (7 people)	30,027,141		100%

Principal Shareholders holding 5% or more:
Zhong Yang Holdings (BVI) Limited(1)(2)	30,000,000		81.02%

*	less than 1%

(1)	Represents 30,000,000 Ordinary Shares held by Zhong Yang Holdings (BVI) Limited.

(2)	Zhong Yang Holdings (BVI) Limited is a company incorporated in the British Virgin Islands. Junli Yang owns 82.3% of the equity interest in Zhong Yang Holdings (BVI) Limited. Yung Yung Lo holds 6.06% of the equity interest in Zhong Yang Holdings (BVI) Limited. Ji An holds 8.68% of the equity interest in Zhong Yang Holdings (BVI) Limited. Jian Li, and Hong Chen each owns less than 2% of the equity interest in Zhong Yang Holdings (BVI) Limited. Junli Yang is the sole director of Zhong Yang Holdings (BVI) Limited and has the power to direct the voting and disposition of the Ordinary Shares held by Zhong Yang Holdings (BVI) Limited. Junli Yang may be deemed the beneficial owner of all Ordinary Shares held by Zhong Yang Holdings (BVI) Limited.

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Before September 2022, we leased premises were leased from Zhong Yang Holdings Limited (the Predecessor Parent Company), which is owned by the same group of shareholders as the Controlling Shareholder. Zhong Yang Holdings Limited has proper authorization from the titleholder to sublease the property. During the fiscal years ended March 31, 2024, 2023 and 2022, we paid rental expenses to the Predecessor Parent Company in the amount of $nil, $54,510 and $119,759, respectively.

During the year ended March 31, 2023, we generated interest income in the amount of $96,801 for margin financing services provided to Mr. Huaixi Yang, an immediate family member of Ms. Junli Yang, the Chairwoman of the Board.

In addition, during the fiscal year ended March 31, 2021, we generated gross commission income in the amount of $19,959 for futures brokerage services provided to Sunx Global Limited, 95% owned by the Predecessor Parent Company. The brokerage commission rate charged to Sunx Global Limited is consistent with the standard brokerage commission rate charged to other customers. We are of the opinion that the brokerage services fees received from, and the services provide to, Sunx Global Limited are made in the ordinary course of business and the terms of service were negotiated at arm’s length.

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

During the year ended March 31, 2024, we generated interest income in the amount of $210,568 for margin financing services provided to Mr. Huaixi Yang, an immediate family member of Ms. Junli Yang, the Chairwoman of the Board.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars, Hong Kong dollars and Euro. We have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in Hong Kong dollars, U.S. dollars and EURO. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar as well as between U.S. dollar and EURO because a substantial portion of our operating costs and expenses is effectively denominated in EURO, while our Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of March 31, 2024, 2023 and 2022, however management monitors movements in exchange rates closely.

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

As of the date of this annual report, we have used US$128,000 of the net proceeds received from our initial public offering for management and employee incentives and general corporate purposes, $6 million for investment in financial products, $1.9 million for the development of OTC derivatives business, $5.5 million to facilitate loan business, $3 million for capital injection to brokerage business, $0.7 million for company acquisition, and $2.2 million for professional fee. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

The following “Use of Proceeds” information relates to the registered direct offering registered under the Securities Act of 1933, as amended, pursuant to a prospectus supplement to the Company’s registration statement on Form F-3 (File No. 333-273066), which was initially filed with the SEC on June 30, 2023 and declared effective on September 29, 2023. We sold and issued 2,000,000 Ordinary Shares, and warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering (the “Warrants”) at a purchase price of $2.50 per Ordinary Share and accompanying Warrant. The Warrants were exercisable immediately upon issuance and expired three (3) months from the date of issuance, at an initial offering price of US$5.00 per Ordinary Share. Univest Securities, LLC acted as the placement agent of this Offering. The registered direct offering was closed on February 14, 2024.

In connection with the issuance and distribution of the Ordinary Shares and Warrants in the registered direct offering, our expenses incurred and paid to others totaled approximately US$610,000, which included US$500,000 for placement agent’s commissions and expense reimbursement. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$4.39 million from the registered direct offering.

As of the date of this annual report, we reserved US$4,500,000 of the net proceeds received from the registered direct offering for the development of OTC derivatives business. We still intend to use the remainder of the proceeds from the registered direct offering as disclosed in prospectus supplement dated February 11, 2024.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2024.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

YCM CPA Inc. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended March 31, 2024, 2023 and 2022. Audit services provided by YCM CPA Inc. for fiscal years ended March 31, 2024, 2023 and 2022 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA Inc. and Friedman LLP, our independent registered public accounting firms, for the periods indicated.

	Year Ended March 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees(1) - Friedman LLP	155,000	-	-
Audit Fees(1) - YCM CPA Inc.	180,000	189,000	189,000
Total	335,000	189,000	189,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

ITEM 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We assess and manage our cybersecurity risks though our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

Our IT department is responsible for targeted and regular monitoring of cybersecurity risks. They independently and continuously monitor cybersecurity risks and countermeasures to defend against such threats and, in the event of a cybersecurity threat or cybersecurity incident, inform executive management and our Board of Directors. In addition to the regular meetings between executive management and the individual risk owners mainly consisting out of the various departments’ heads, a comprehensive cybersecurity risk analysis for internal and external risks is carried out as appropriate.

According to the priority of the cybersecurity risks as result of the risk evaluation, risks are addressed by concrete actions and, if appropriate and possible, necessary countermeasures. In order to be able to react quickly and flexibly to cybersecurity risks, risk management is integrated into existing processes and reporting channels. Our risk management program considers cybersecurity risks alongside other company risks, and our enterprise risk professionals consult with company subject matter experts to gather information necessary to identify cybersecurity risks and evaluate their nature and severity, as well as identify mitigations and assess the impact of those mitigations on residual risk. We may engage third parties from time to time to conduct risk assessments.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of TOP Financial Group Limited (incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F filed with the SEC on June 30, 2023)

2.1*	Description of Securities

2.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on February 13, 2024)

4.1	Employment Agreement by and between TOP Financial Group Ltd. and Yung Yung Lo dated February 1, 2021 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.2	Employment Agreement by and between TOP Financial Group Ltd. and Jennifer Tam Hoi Ling dated May 22, 2017 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.3	Employment Agreement by and between TOP Financial Group Ltd. and Junli Yang dated August 1, 2019 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.4	Employment Agreement by and between TOP Financial Group Ltd. and Ka Fai Yuen dated April 10, 2017 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.5	Service Level Agreement between TOP Securities Limited and 2GoTrade Limited dated December 12, 2017 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.6	English Translation of the Esunny International Financial Derivatives Trading Analysis System Sales Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated December 13, 2016 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.7	English Translation of the System Operation Service Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated December 13, 2016 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.8	English Translation of the Epolestar Intelligent Platform v9.0 Licensing Service Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated May 23, 2017 (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.9	Form of Indemnification Agreement with directors and officers (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.10	License Agreement between Junli Yang and WIN100 TECH Limited, dated August 11, 2022 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F filed with the SEC on August 16, 2022)

4.11	Share Purchase Agreement by and among PRO800 Limited, TOP 500 SEC PTY LTD, ZYAL (BVI) Limited and TOP Financial Group Limited, dated August 31, 2022 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on September 1, 2022)

4.12	Share Purchase Agreement by and among Junli Yang, WIN100 WEALTH LIMITED, ZYIL (BVI) Limited and TOP Financial Group Limited, dated February 9, 2023 (incorporated by reference to Exhibit 4.12 to our report on Form 20-F filed with the SEC on June 30, 2023)

4.13	Form of Placement Agency Agreement (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on February 13, 2024)

4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to our report on Form 6-K filed with the SEC on February 13, 2024)

4.15*	Service Agreement between Zhong Yang Securities Limited and Long Bridge Technology HK Limited, dated February 28, 2023

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our report on Form 20-F filed with the SEC on June 30, 2023)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of YCM CPA Inc.

97.1*	Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP Financial Group Limited

By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer and Director

Date: July 30, 2024

TOP FINANCIAL GROUP LIMITED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

TOP Financial Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TOP Financial Group Limited and subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended March 31, 2024, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended March 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

July 30, 2024

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2024	2023
Assets
Cash and cash equivalents	$25,919,945	$15,966,421
Restricted cash	12,777,148	1,879,472
Receivables from broker-dealers and clearing organizations	4,002,982	3,212,777
Receivables from customers	3,510,142	3,773,982
Loans receivable, net	4,654,635	8,855,220
Loan receivable due from a related party, net	1,548,088	1,523,259
Securities owned, at fair value	946,619	2,741,178
Foreign currency forward contracts	468,919	-
Fixed assets, net	458,503	482,130
Intangible asset, net	63,890	63,695
Right of use assets	59,689	156,656
Long-term investments	2,004,204	256,420
Deposit for long-term investment	-	200,000
Available-for-sale investment	991,862	1,000,000
Income tax recoverable	78,111	14,386
Other assets	158,106	158,300
Total assets	$57,642,843	$40,283,896

Liabilities and shareholders’ equity
Payable to customers	$10,256,270	$3,500,690
Payable to customers – related parties	-	43,127
Payable to holders of structured notes	6,139,179	-
Accrued expenses and other liabilities	651,663	688,617
Lease liabilities	64,826	150,139
Total liabilities	17,111,938	4,332,573

Commitments and contingencies

Shareholders’ Equity

Ordinary shares (par value $0.001 per share, 150,000,000 shares and 150,000,000 shares authorized; 37,015,807 and 35,004,635 shares issued and outstanding at March 31, 2024 and 2023, respectively)	37,017	35,005
Additional paid-in capital	28,903,950	25,172,567
Retained earnings	11,713,813	10,662,274
Accumulated other comprehensive (loss) income	(123,875)	81,477
Total shareholders’ equity	40,530,905	35,951,323

Total liabilities and shareholders’ equity	$57,642,843	$40,283,896

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2024	2023	2022
Revenues
Futures brokerage commissions	$3,392,853	$4,312,075	$4,287,038
Trading solution service revenues	2,728,732	4,396,207	3,309,288
Trading gains from over-the-counter (“OTC”) derivatives business	118,974	-	-
Interest income from loan business	236,556	-	-
Structured note subscription fees	-	-	734,317
Other service revenues	278,883	294,083	280,677
Trading gains (losses)	121,964	193,926	(794,460)
Interest income and other	1,159,143	499,111	3,535
Total revenues	8,037,105	9,695,402	7,820,395

Expenses
Commission expenses	2,324,277	2,818,124	2,728,389
Compensation and benefits	1,361,327	1,010,460	562,297
Communications and technology	719,579	775,464	428,445
Occupancy	133,304	124,792	129,064
Travel and business development	120,114	188,963	53,337
Professional fees	1,825,913	1,207,552	271,477
Allowance for expected credit loss	170,643	-	-
Other administrative expenses	394,101	140,784	67,434
Total expenses	7,049,258	6,266,139	4,240,443

Income before income taxes	987,847	3,429,263	3,579,952
Income tax benefits (expense)	63,692	(31,520)	(88,647)
Net income	1,051,539	3,397,743	3,491,305

Other comprehensive (loss) income
Total foreign currency translation adjustment	(205,352)	115,501	(50,390)
Total comprehensive income	$846,187	$3,513,244	$3,440,915

Earnings per share:
Basic and diluted*	$0.03	$0.10	$0.12

Weighted average number of ordinary shares outstanding:
Basic and Diluted*	32,278,485	34,165,920	30,000,000

*	Retrospectively restated for effect of share reorganization (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares*	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of March 31, 2021	30,000,000	$30,000	$2,934,595	$3,773,226	$16,366	$6,754,187
Net income	-	-	-	3,491,305	-	3,491,305
Foreign currency translation adjustment	-	-	-		(50,390)	(50,390)
Balance as of March 31, 2022	30,000,000	$30,000	$2,934,595	$7,264,531	$(34,024)	$10,195,102
Issuance of ordinary shares pursuant to initial public offering (“IPO”), net of offering cost	5,000,000	5,000	22,487,840	-	-	22,492,840
Share-based compensation	4,635	5	50,132	-	-	50,137
Repurchase of warrants	-	-	(300,000)	-	-	(300,000)
Net income	-	-	-	3,397,743	-	3,397,743
Foreign currency translation adjustment	-	-	-		115,501	115,501
Balance as of March 31, 2023	35,004,635	$35,005	$25,172,567	$10,662,274	$81,477	$35,951,323
Issuance of ordinary shares pursuant to a private placement, net of offering cost	2,000,000	2,000	4,387,992	-	-	4,389,992
Share-based compensation	11,172	12	48,591	-	-	48,603
Acquisition of net assets under common control	-	-	(705,200)	-	-	(705,200)
Net income	-	-	-	1,051,539	-	1,051,539
Foreign currency translation adjustment	-	-	-		(205,352)	(205,352)
Balance as of March 31, 2024	37,015,807	$37,017	$28,903,950	$11,713,813	$(123,875)	$40,530,905

*	Retrospectively restated for effect of share reorganization (see Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$1,051,539	$3,397,743	$3,491,305
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	28,518	25,496	10,778
Amortization of right of use assets	115,979	95,449	53,799
Allowance for expected credit loss	170,643	-	-
Share-based compensation	48,603	50,137	-
Unrealized gain from foreign exchange forward contract	(468,919)	-	-
Interest income from loan business	(236,556)	-	-
Unrealized gain from available-for-sale investments	8,138	-	-
Change in operating assets and liabilities:
Receivables from customers	263,840	(2,550,987)	(1,092,804)
Loans receivable from customers	3,348,289	(3,855,220)	-
Receivables from customers – related party	(179,562)	(1,523,259)	-
Receivables from broker-dealers and clearing organizations	(780,485)	(859,053)	193,103
Securities owned, at fair value	1,702,194	(1,453,660)	(812,063)
Other assets	677	140,566	(143,229)
Payable to customers	6,701,853	298,172	(6,636)
Payables to holders of structured notes	6,139,179	-	-
Payables to customers – related party	-	(56,215)	78,006
Accrued expenses and other liabilities	12,483	357,681	13,830
Income tax recoverable and payable	(63,692)	5,869	(149,579)
Lease liabilities	(104,277)	(104,170)	(51,589)
Net cash provided by (used in) operating activities	17,758,444	(6,031,451)	1,584,921

Cash flows from investing activities:
Purchases of fixed assets	(6,063)	(86,443)	(413,890)
Investment in equity investees	(1,747,784)	(256,420)	-
Payments for acquisition of net asset under common control	(500,000)	-	-
Payments of deposits for acquisition of net asset under common control	-	(200,000)	-
Loans made to third parties	-	(5,000,000)	-
Collection of loans from third parties	5,000,000	-	-
Originated loans disbursements to customers	(4,027,016)	-	-
Investment in available-for-sale investment	-	(1,000,000)	-
Net cash used in investing activities	(1,280,863)	(6,542,863)	(413,890)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	-	22,650,871	-
Proceeds from issuance of common shares pursuant to a private placement, net of issuance cost	4,389,992	-	-
Payments for repurchase of warrants	-	(150,000)	-
Net cash provided by (used in) financing activities	4,389,992	22,500,871	-

Net increase in cash, cash equivalents and restricted cash	20,851,200	9,889,134	1,171,031
Cash, cash equivalents and restricted cash, beginning of year	17,845,893	7,956,759	6,835,476
Effect of exchange rates on cash, cash equivalents and restricted cash	(17,049)	(37,423)	(49,748)
Cash, cash equivalents and restricted cash, end of year	$38,697,093	$17,845,893	$7,956,759

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$25,919,945	$15,966,421	$6,199,213
Restricted cash	12,777,148	1,879,472	1,757,546
Total cash, cash equivalents, and restricted cash	$38,697,093	$17,845,893	$7,956,759

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$28,510	$9,858	$298,178
Accrual of repurchase of warrants	$-	$150,000	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for taxes, net of refunds	$-	$25,652	$103,324

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

1. Organization and Description of Business

TOP Financial Group Limited (formerly “Zhong Yang Financial Group Limited” and “ZYFGL”) (“TFGL”) is a company incorporated in Cayman Islands with limited liability on August 1, 2019. TFGL is a parent holding company with no operations. Effective on July 13, 2022, the Company changed its name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited” (“Name Change”).

TFGL has two wholly-owned subsidiaries, ZYSL (BVI) Limited (“ZYSL (BVI)”) and ZYCL (BVI) Limited (“ZYCL (BVI)”), both which are investment holding entities formed under the laws and regulations of the British Virgin Islands on August 29, 2019.

Zhong Yang Securities Limited (“ZYSL”), a wholly-owned subsidiary of ZYSL (BVI), was established in accordance with laws and regulations of Hong Kong on April 22, 2015 with a registered capital of HKD 41,400,000 (approximately $5.3 million). ZYSL is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities and Type 2 Dealing in Futures Contracts.

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

On November 28, 2022, ZYPL (BVI) established Top Financial Pte. Ltd. (“Top Fin”) in accordance with laws and regulations of Republic of Singapore. On the same date, ZYXL (BVI) set up Top Asset Management Pte. Ltd. (“Top AM”) in accordance with laws and regulations of Republic of Singapore. On February 24, 2023, ZYFL established Winrich Finance Limited in accordance with laws and regulations of Hong Kong. On February 9, 2023, the Company, through ZYIL (BVI), purchased 100% equity interest in Win100 Wealth Limited (“Win100 Wealth”) from an entity controlled by the controlling shareholder of the Company. The acquisition of Win100 Wealth was considered as business combination under common control. As of the acquisition date, Win100 Wealth had no operating activities and there were no assets or liabilities balance, income or expense, or cash flows in the financial statement of Win100 Wealth. Therefore, there was no financial impact resulting from the acquisition of Win100 Wealth. On March 19, 2024, ZYIL (BVI) established Win100 Management Limited (“Win100 Management”) in accordance with laws and regulations of BVI.

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from the sole shareholder of Top 500 (the “Seller”) at cash consideration of $700,000. The Seller is a company controlled by Junli Yang, the controlling shareholder of the Company. On closing of acquisition, Top 500 did not meet definition of a business as it had no process or output. The acquisition of Top 500 was considered as acquisition of net assets under common control. On the acquisition date, Top 500 recorded minimal net assets deficits of $5,200. The Company recorded a reduction of additional paid-in capital of $705,200 in the acquisition.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

1. Organization and Description of Business (Continued)

TFGL together with its subsidiaries (collectively, the “Company”) are primarily engaged in providing futures brokerage and other financial services in Hong Kong through a trading platform to its customers. The Company generates brokerage commission income by enabling its customer to trade on multiple exchanges around the world.

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

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been prepared in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of parent company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

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

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U. S. (“U.S. GAAP”) requires the use of estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less. The Company maintains its cash in bank deposit accounts. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Restricted cash

The balance of restricted cash represents the bank balance the Company held on behalf of customers and bank deposits made to an investment bank for OTC derivative business.

For the bank balance the Company held on behalf of customers, the Company maintains segregated bank accounts with authorized institutions to hold clients’ monies arising from its normal course of business. The segregated clients account balance are restricted for client transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance (“HKSFO”). The Company has classified such segregated clients account balances as restricted cash.

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

Foreign currency forward contracts

Foreign currency contracts are recorded at fair value in the Company’s consolidated balance sheets and are not designated as hedging instruments. Gains or losses incurred on the remeasurement of the Company’s U.S. dollar denominated investments is recorded in the account of trading gains.

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

As of March 31, 2024 and 2023, receivables from broker-dealers and clearing organizations consisted of the following:

	As of March 31,
	2024	2023
Receivables from broker-dealers and clearing organizations for futures customer accounts	$3,739,268	$1,779,923
Receivables from broker-dealers and clearing organizations for securities customer accounts	97,425	101,831
Receivables from broker-dealers and clearing organizations for securities proprietary trading	166,289	1,331,023
Total assets	$4,002,982	$3,212,777

Receivables from customers

Receivables from customers include the trading solution services fees and other amounts due from customers once the transactions have been executed and completed. Receivables from customers are recorded net of allowance for expected credit losses. Revenues earned from the futures brokerage service are included in futures brokerage commission, and revenues earned from trading solution services are included in trading solution services income. The amounts receivable from customers that are determined by management to be uncollectible and are recorded as expected credit losses in the consolidated statements of income. For the years ended March 31, 2024, 2023 and 2022, no allowance for expected credit losses were recorded.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Long-term investments

-	Investment in a joint venture

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of income and comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the years ended March 31, 2024, 2023, and 2022.

-	Investment in the privately held companies

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

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

As of March 31, 2024 and 2023, the Company had three apartments in Cambodia and accounted for these apartments as investment properties. The Company holds these apartments for the purpose to earn rental expenses or capital appreciation.

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

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2024, 2023 and 2022.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

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

At the commencement date of the lease agreement between the Company and the third party lessor, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2024 and 2023.

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

Payables to holders of structured notes

Payables to holders of structured notes arise from the over-the-counter (OTC) derivatives business. The holders subscribed for structured notes by depositing investment amount to the Company’s account. The payables to holders of structured note represent outstanding payables due to the holders of structured notes, which was calculated by the principal amount plus gains or minus losses arising from the investments in OTC derivatives business.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

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

Futures brokerage commissions

The Company earns fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information are not disclosed to the third party brokers. When a customer executes a futures transaction through the Company’s platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of the Company’s revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it’s executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebate as trading incentive to certain customer. The Company will review the customer’s transaction volume monthly and provide volume rebates on the commission charged to specific customers with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. For the years ended March 31, 2024, 2023 and 2022, the Company did not offer the volume rebates offered.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

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

Structured note subscription fees

The Company earns subscription service fees from customers by assisting customers to identify and subscribe for structured note products, which is calculated at a fixed percentage of investment amount. The Company identifies a single performance obligation for each subscription service, and recognizes subscription fee income when the customers successfully subscribe for the structured note products and underlying contract between the customer and financial institution becomes non-cancellable, which is the point in time when the control of service is completed. The Company recognizes revenue net of discount (if any) on a gross basis as the Company is determined to be the primary obligor in fulfilling the subscription services.

Other service revenues

The Company also provides other financial services including securities brokerage, consulting services, and currency exchange services, and earns securities brokerage commissions, consultancy fee income and other revenues, which are recognized when the service is rendered according to the relevant contracts. For the years ended March 31, 2024, 2023 and 2022, other revenues accounted for 3.5%, 3.0%, and 3.6% of total revenues from Contracts with Customers, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

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

Sources of revenue

The Company has one revenue generating reportable geographic segment under ASC Topic 280 “Segment Reporting” and derives its revenues primarily from its futures brokerage service. The following table presents revenues from contracts with customers, in accordance with ASC Topic 606, by major source:

	For the Years Ended March 31,
	2024	2023	2022
Futures brokerage commissions
Commission on futures broking earned from Hong Kong Exchange	$683,186	$718,166	$922,512
Commission on futures broking from overseas Exchanges	2,709,667	3,593,909	3,364,526
	3,392,853	4,312,075	4,287,038
Trading solution service revenues	2,728,732	4,396,207	3,309,288
Structured note subscription fees	-	-	734,317
Other service revenues	278,883	294,083	280,677
	$6,400,468	$9,002,365	$8,611,320

b)	Trading gains, interest income and other

Trading gains and losses, interest income from loan business and other interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the (1) investment in OTC derivative business. The Company subscribed for 50% of the structured note portfolio. According to the agreements among the Company and other holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 55% of total subscription amount, and (iii) in the event the net assets of portfolio is below 55% of subscription amount, the portfolio is terminated, (2) US common stocks, which are included in Securities owned, at fair value, and (3) foreign exchange forward purchased on the investment accounts in JP Morgan.

For the year ended March 31, 2024, the Company launched the loan business to third party customers. The business was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans.

Interest and other income primarily consist of interests earned on bank deposit.

Commission expenses

Commission expenses related to futures and other financial service transactions are primarily transaction cost paid to broker-dealers. These costs are expensed as incurred.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of March 31, 2024 and 2023.

Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of income in the period of change.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended March 31, 2024, 2023 and 2022, the Company had no dilutive securities.

Translation of foreign currencies

The functional currency is U.S. dollar for the Company’s Cayman Islands operations, Hong Kong dollar for Hong Kong subsidiaries’ operations, Australian dollar for Australian subsidiaries’ operation and Singapore dollar for Singapore subsidiaries’ operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Translation of foreign currencies (continued)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of March 31,
	2024	2023
HKD exchange rate for balance sheet items, except for equity accounts	7.8259	7.8499
AUD exchange rate for balance sheet items, except for equity accounts	0.6524	N/A
SGD exchange rate for balance sheet items, except for equity accounts	1.3475	1.3294

	For the Years Ended March 31,
	2024	2023	2022
HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.8246	7.8389	7.7844
AUD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	0.6579	N/A	N/A
SGD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.3447	1.3739	N/A

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

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets included (i) money market funds which was included in cash and cash equivalents, (ii) US treasury notes which were recorded in the account of available-for-sale investment and (iii) securities owned, at fair value.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments. As of March 31, 2024 and for the years ended March 31, 2024, foreign currency forward contracts were categorized in Level 2 of the fair value hierarchy.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

As of March 31, 2024 and 2023, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, securities owned, at fair value, payables to customers and payables to holders of structured notes. The carrying amount of cash and cash equivalents, restricted cash, loans receivable, receivables from customers, both third parties and related party, receivables from broker-dealers and clearing organizations, payables to customers and payables to holders of structured notes approximate their fair values because of the short-term nature of these instruments. Securities owned, at fair value as of March 31, 2024 and 2023, mainly consist of common stock investments and are based upon quoted market price.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

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

Concentration

For the year ended March 31, 2024, one customer accounted for approximately 15% of the total revenue, respectively. For the year ended March 31, 2023, two customers accounted for approximately 13% and 10% of the total revenue, respectively. For the year ended March 31, 2022, three customers accounted for approximately 35%, 18% and 11% of the total revenue, respectively.

For the year ended March 31, 2024, two brokers accounted for approximately 70% and 25% of the total commission expenses, respectively. For the year ended March 31, 2023, two brokers accounted for approximately 76% and 18% of the total commission expenses, respectively. For the year ended March 31, 2022, three brokers accounted for 55%, 35% and 11% of the total commission expenses, respectively.

As of March 31, 2024, the payable balance due to four customers accounted for approximately 24%, 22%, 13%, and 13% of the total balance of payable to customers, respectively. As of March 31, 2023, the payable balance due to two customers accounted for approximately 27% and 19%of the total balance of payable to customers, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to promote diversity in practice by entities within the scope when applying lease accounting requirements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of income and cash flows.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

3. Receivables from customers

As of March 31, 2024 and 2023, receivables from customers consisted of the following:

	As of March 31,
	2024	2023
Receivable due from trading solution services	$3,510,142	$3,773,982
Total assets	$3,510,142	$3,773,982

As of March 31, 2024 and 2023, the Company assessed the collection from the customers and did not provide allowance against receivables from customers.

4. Loans receivable

As of March 31, 2024 and 2023, loans receivable consisted of the following:

	As of March 31,
	2024	2023
Receivable due from customers holding US stocks (i)	$519,311	$3,855,220
Less: allowance for expected credit loss on receivable due from customers holding US stocks	(11,240)	-
	508,071	3,855,220
Loans receivable (ii)	4,146,564	-
Due from a third party (iii)	-	5,000,000
Total assets	$4,654,635	$8,855,220

(i)	The balance due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully paid the balance to the Company before they sold these stocks. For the year ended March 31, 2024, the Company provided expected credit loss of $11,242 against the receivables due from these customers because the fair value of the stocks were below the receivables due from the customers.

(ii)	For the year ended March 31, 2024, the Company launched loan business, which was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. For the year ended March 31, 2024, the Company recognized interest income of $120,421 from the loan business. As of March 31, 2024, the loans receivables were comprised of principal of $4,026,819 and interest of $119,745, respectively.

(iii)	In October 2022, the Company and a third party entity entered into a loan agreement, pursuant to which the Company made a loan of $5,000,000 to the borrower at the interest rate of 0.67% per month. The borrower repaid the outstanding principal and interest in June 2023.

For the year ended March 31, 2024 and 2023, the Company recorded interest income of $116,113 and $167,500 from the loan, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

5. Fixed assets, Net

As of March 31, 2024 and 2023, fixed assets consisted of the following:

	As of March 31,
	2024	2023
Investment properties	$412,504	$413,890
Computer and electronic equipment	57,130	50,911
Software	85,865	85,602
Less: accumulated depreciation	(96,996)	(68,273)
	$458,503	$482,130

Depreciation expense was $28,518, $25,496 and $10,778 for the years ended March 31, 2024, 2023 and 2022, respectively.

6. Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $192 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $19,238, $17,544 and $16,847 for the years ended March 31, 2024, 2023 and 2022, respectively.

7. Fair Value

The following table present information about the Company’s assets by major category measured at fair value on a recurring basis as of March 31, 2024 and 2023, and indicates the fair value hierarchy of the valuation technique utilized by the Company to determine such fair value.

Assets measured at fair value on a recurring basis as of March 31, 2024 and 2023:

	March 31, 2024
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$946,619	$946,619	$-	$-	$946,619
Money market fund	175,373	175,373	-	-	175,373
US Treasury notes	991,862	991,862	-	-	991,862
Foreign currency forward contracts	468,919	-	468,919	-	468,919
Total assets at fair value	$2,582,773	$2,113,854	$468,919	$-	$2,582,773

	March 31, 2023
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$2,741,178	$2,741,178	$-	$-	$2,741,178
Total assets at fair value	$2,741,178	$2,741,178	$-	$-	$2,741,178

There was no transfer between any levels during the years ended March 31, 2024, 2023, and 2022.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

8. Operating lease

As of March 31, 2024, the Company had three non-cancelable office operating lease agreements with third-party lessors, with lease term ranging between two years and three years. The lease agreements matured from September 2024 through March 2025.  The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	As of March 31,
	2024	2023

Rights of use lease assets	$59,689	$156,656
Operating lease liabilities	$64,826	$150,139

The weighted average remaining lease terms and discount rates for the above operating lease were as follows as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023
Remaining lease term and discount rate
Weighted average remaining lease term (years)	$0.61	$1.46
Weighted average discount rate	5%	5%

During the years ended March 31, 2024, 2023, and 2022, the Company incurred total operating lease expenses of $133,304, $104,557, and $115,176, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2024:

Twelve months ended March 31, 2025	$67,522
Less: imputed interest	(2,696)
Present value of lease liabilities	$64,826

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

9. Long-term investments

As of March 31, 2024 and 2023, long-term investments consisted of the following:

	As of March 31,
	2024	2023
Investment in a partnership	$256,420	$256,420
Investment in cost-method investees	1,747,784	-
	$2,004,204	$256,420

On June 24, 2022, the Company entered into a partnership agreement to invest $256,420 (HKD 2,000,000), for 20% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in biological entities. As of March 31, 2024 and 2023, the limited partnership incurred limited operations, and the Company did not record its share of the operating loss of the limited partnership for the year ended March 31, 2024 and 2023. As of March 31, 2024 and 2023, no significant impairment indicators have been noted in connection with the investment.

During the year ended March 31, 2024, the Company made investments of $1,747,784 in three privately held companies, over which the Company owned equity interest of neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in these privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuers. These privately held companies just commenced their operations in the year of 2024, and incurred minimal losses through March 31, 2024. For the year ended March 31, 2024, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of March 31, 2024, the Company did not recognize impairment against the investment security.

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

For the year ended March 31, 2024, the Company issued an aggregation of 11,172 ordinary shares to the three directors, and recognized share-based compensation expenses of $48,603 in the account of “compensation and benefits” in the consolidated statements of income and comprehensive income.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

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

On February 11, 2024, the Company entered into a securities purchase agreement (“Private Placement”) with an investor providing for the issuance and sale of (i) 2,000,000 ordinary shares of the Company, par value $0.001 per share, and (ii) registered warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering (“Registered Warrants”). The Company collected net proceeds of $4,389,992 from the private placement.

For the years ended March 31, 2024 and 2023, the Company issued an aggregation of 11,172 and 4,365 ordinary shares, respectively, to three non-executive directors as part of their compensation. See Note 10 for details.

As of March 31, 2024 and 2023, the Company had 37,015,807 and 35,004,635 ordinary shares issued and outstanding, respectively.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

11. Equity

Registered Warrants

In connection with the Private Placement on February 11, 2024, the Company issued Registered Warrants to purchase up to an aggregate of 2,000,000 Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering at a purchase price of $2.50 per ordinary share and accompanying Registered Warrant. The Registered Warrants are exercisable immediately upon issuance and will expire three (3) months from the date of issuance. As of the expiry date, the Registered Warrants were not exercised.

As the warrants meet the criteria for equity classification under ASC 815-40, therefore, the warrants are classified as equity.

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

In February 2023, the Company and the underwriter entered into an agreement, pursuant to which the underwriter agreed to cancel all 300,000 warrants in exchange for cash consideration of $300,000. As of March 31, 2024, the Company has paid $300,000 to the underwriter.

As of March 31, 2024, the Company had no warrants issued and outstanding.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

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

Hong Kong

ZYSL, ZYCL and Winrich are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2024, 2023 and 2022, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL, ZYCL and Winrich are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Top Fin and Top AM are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. Top Fin and Top AM are subject to a flat rate of 17%.

Australia

Top 500 is incorporated in Australia and is subject to Australia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australian tax laws. Top 500 is subject to a reduced rate of 25% as a “small or medium business” company.

The current and deferred portions of the income tax benefits (expense) included in the statements of income and comprehensive income as determined in accordance with FASB ASC 740 are as follows:

	For the Years Ended March 31,
	2024	2023	2022
Current income tax expense	$63,692	$(31,520)	$(88,647)
Deferred income tax expense	-		-
	$63,692	$(31,520)	$(88,647)

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

12. Income Taxes (Continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Company’s income tax expense is shown in the following table:

	For the Years Ended March 31,
	2024	2023	2022
Income tax benefits (expenses) at applicable statutory rate	$(162,995)	$(565,828)	$(590,692)
Nondeductible expenses	-	-	(181,910)
Income not subject to tax (2)	89,264	421,297	539,572
Income tax of other jurisdictions (3)	-	30	-
Nontaxable offshore profit	136,655	113,777	143,098
Benefit on tax concession (note (1))	767	765	1,285
Changes in valuation allowance	-	(1,561)	-
	$63,692	$(31,520)	$(88,647)

(1)	The provision for Hong Kong Profits Tax for 2024 is calculated at 16.5% (2023 and 2022: 16.5%) of the estimated assessable profits for the year, taking into account a reduction granted by the Hong Kong SAR Government of 100% of the tax payable for the year of assessment 2023-24 subject to a maximum reduction of HK$3,000 for each business (2023: a maximum reduction of HK$6,000 was granted for the year of assessment 2022-23 and was taken into account in calculating the provision for 2023, 2022: a maximum reduction of HK$10,000 was granted for the year of assessment 2021-22 and was taken into account in calculating the provision for 2022).

(2)	The Company also has entities domiciled in the British Virgin Islands, but such entities are not subject to income or capital gains taxes.

(3)	Top Fin and Top AM were established in Singapore, which are subject to income tax rate of 17%, and Top 500 was established in Australia, which is subject to income rate of 25%.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

13. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Huaixi Yang	Immediate family member of Ms. Junli Yang, the Chairwoman of the Board
PRO800 Limited (“PRO800”)	Wholly owned by Ms. Junli Yang, the controlling shareholder of the Company.
Zhong Yang Holdings Limited	Predecessor Parent Company, owned by the same group of shareholders and determined to be a related party upon the completion of the Reorganization on March 26, 2020
Sunx Global Limited	Predecessor Parent Company owns 95% of Sunx Global Limited and ceased to be a related party of the Company from February 28, 2024
WSYQR Limited	Wholly owned by Mr. Huaixi Yang before April 1, 2023, and ceased to be a related party of the Company form May 24, 2023.

b. Related parties transactions

		For the Years Ended March 31,
	Nature	2024	2023	2022
Zhong Yang Holdings Limited	Rental expenses	$-	$-	$54,510
Sunx Global Limited	Gross commission income	$-	$-	$315
Mr. Huaixi Yang	Gross commission income	$-	$1,962	$1,133
Mr. Huaixi Yang	Interest income	$179,217	$96,317	$1,133
WSYQR Limited	Gross commission income	$-	$8,884	$10,602

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from PRO800 at cash consideration of $700,000. The Company fully paid the cash consideration by closing date.

c. Balance with related parties

	Nature	March 31, 2024	March 31, 2023

Mr. Huaixi Yang	Receivable due from customers – a related party	$1,548,088	$1,523,259
WSYQR Limited	Payable to customers - related parties	$-	$12,577
Sunx Global Limited	Payable to customers - related parties	$-	$30,550

The balance due from Mr. Huaixi Yang represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the related parties shall fully paid the balance to the Company before they sold these stocks. For the year ended March 31, 2024, the Company provided expected credit loss of $159,401 against the receivables due from Mr. Yang because the fair value of the stocks were below the receivables due from Mr. Yang.

TOP Financial Group Limited

(formerly “Zhong Yang Financial Group Limited”)

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2024, 2023 and 2022

14. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission that the Company’s subsidiaries were required to maintain as of March 31, 2023 and 2022, and the actual amounts of capital that were maintained.

Capital requirements as of March 31, 2024

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$383,342	$1,273,900	$890,558	332%
Zhong Yang Capital Limited	383,342	636,850	253,508	166%
Total	$766,684	$1,910,750	$1,144,066	249%

Capital requirements as of March 31, 2023

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$382,170	$4,790,634	$4,408,464	1,254%
Zhong Yang Capital Limited	382,170	642,556	260,386	168%
Total	$764,340	$5,433,190	$4,668,850	711%