Form 20-F
period 2025-03-31
TOP Financial Group Ltd
filed 2025-08-13
CIK 1848275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

101 Cecil Street

#13-05 Tong Eng Building

Singapore 069533

(Address of principal executive offices)

Ka Fai Yuen

+65 6252 8998

paul.yuen@zyzq.com.hk

101 Cecil Street

#13-05 Tong Eng Building

Singapore 069533

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.001 per share	TOP	The Nasdaq Stock Market LLC Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,044,475 Class A Ordinary Shares issued and outstanding as of March 31, 2025.

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

☐ Yes  ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Asian investors” refers to the Asian population around the globe.

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan.

●	“Controlling Shareholder” refers to our director and chairwoman, Ms. Junli Yang.

●	“Class A Ordinary Shares” refers to the Company’s class A ordinary shares, par value US$0.001 per share, with each holder thereof being entitled to one (1) vote per share.
●	“Class B Ordinary Shares” refers to the Company’s class B ordinary shares, par value US$0.001 per share, with each holder thereof being entitled to fifty (50) votes per share.
●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong.

●	“HKSFC” refers to the Securities and Futures Commission of Hong Kong.

●	“HKSFO” refers to the Securities and Futures Ordinance (Cap. 571) of Hong Kong.

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China.

●	“Ordinary Shares” refers to our Class A Ordinary Shares and our Class B Ordinary Shares collectively.

●	“Operating Subsidiaries” refers to WIN100 TECH, WIN100 WEALTH, Winrich, ZYCL and ZYSL.

●	“Predecessor Parent Company” or “ZYHL” refers to Zhong Yang Holdings Limited, a company with limited liability under the laws of Hong Kong.

●	“SEC” refers to the United States Securities and Exchange Commission.

●	“SEHK” refers to the Stock Exchange of Hong Kong Limited.

●	“TFGL”, “TOP”, the “Company”, “we,” “us,” “or “our” refers to TOP Financial Group Limited, a Cayman Islands exempted company.

●	“TOP 500” refers to TOP 500 SEC PTY LTD, a company formed under the laws of Australia.

●	“TOP ASSET MANAGEMENT” refers to TOP ASSET MANAGEMENT PTE.LTD., a company formed under the laws of Singapore.

●	“TOP FINANCIAL” refers to TOP FINANCIAL PTE.LTD., a company formed under the laws of Singapore;

●	“TOP Solar” refers to TOP Solar Fund SPC, a company formed under the laws of the Cayman Islands;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States.

●	“WIN100 MANAGEMENT” refers to WIN100 Management Limited, a company incorporated under the laws of the British Virgin Islands.

●	“WIN100 TECH” refers to WIN100 TECH Limited, a company incorporated under the laws of British Virgin Islands.

●	“WIN100 WEALTH” refers to WIN100 WEALTH LIMITED, a company incorporated under the laws of the British Virgin Islands.

●	“Winrich” refers to Winrich Finance Limited, a company incorporated under the laws of the Hong Kong.

●	“Winrich Trust” refers to Winrich Trust Limited, a company incorporated under the laws of the Hong Kong.

●	“ZYAL (BVI)” refers to ZYAL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYCL” refers to Zhong Yang Capital Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYCL (BVI)” refers to ZYCL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYFL (BVI)” refers to ZYFL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands.

●	“ZYFS” refers to Zhong Yang Financial Services Limited (formerly known as Zhong Yang Properties Limited), a company incorporated under the laws of Hong Kong.

●	“ZYIL (BVI)” refers to ZYIL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands.

●	“ZYNL (BVI)” refers to ZYNL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYPL (BVI)” refers to ZYPL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYSL” refers to Zhong Yang Securities Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYSL (BVI)” refers to ZYSL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYTL (BVI)” refers to ZYTL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYXL (BVI)” refers to ZYXL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

TFGL is a holding company incorporated in the Cayman Islands with no material operations of its own. All of our operations are conducted by our Operating Subsidiaries, which primarily conduct business operations in Hong Kong. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars, Australian dollars and Singapore dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$7.7799 to US$1.00 and an average rate for HK$7.7930 to US$1.00 for the fiscal year ended March 31, 2025, at a year-end spot rate of HK$7.8259 to US$1.00 or an average rate of HK$7.8246 to US$1.00 for the fiscal year ended March 31, 2024, and at an average rate of HK$7.8389 to US$1.00 for the fiscal year ended March 31, 2023. Unless otherwise noted, all translations from Australian dollars to U.S. dollars and from U.S. dollars to Australian dollars in this annual report were made at a year-end spot rate of AU$0.6236 to US$1.00 and an average rate for AU$0.6524 to US$1.00 for the fiscal year ended March 31, 2025, at a year-end spot rate of AU$0.6524 to US$1.00 or an average rate of AU$0.6579 to US$1.00 for the fiscal year ended March 31, 2024. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this annual report were made at a year-end spot rate of SG$1.3445 to US$1.00 and an average rate for SG$1.3380 to US$1.00 for the fiscal year ended March 31, 2025, at a year-end spot rate of SG1.3475 to US$1.00 or an average rate of SG$1.3447 to US$1.00 for the fiscal year ended March 31, 2024, and at an average rate of SG$1.3739 to US$1.00 for the fiscal year ended March 31, 2023.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

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

TOP Financial Group Limited ("TOP") or ("TFGL") Cayman Islands
100%
ZYSL (BVI) Limited ("ZYSL BVI") British Virgin Islands
100%
Zhong Yang Securities Limited ("ZYSL") Hong Kong
100%
ZYCL (BVI) Limited ("ZYCL BVI") British Virgin Islands
100%
Zhong Yang Capital Limited ("ZYCL") Hong Kong
100%
ZYAL (BVI) Limited ("ZYAL BVI") British Virgin Islands
100%
TOP 500 Sec Pty Ltd. ("TOP 500") Australia
100%
ZYNL (BVI) Limited ("ZYNL BVI") British Virgin Islands
100%
Zhong Yang Financial Services Limited ("ZYFSL") Hong Kong
20%
Winrich Trust Limited ("WINRICH TRUST") Hong Kong
100%
ZYTL (BVI) Limited ("ZYTL BVI") British Virgin Islands
100%
WIN 100 TECH Limited ("WIN 100 TECH") British Virgin Islands
100%
ZYPL (BVI) Limited ("ZYPL BVI") British Virgin Islands
100%
TOP Financial Pte. Ltd. ("TOP FINANCIAL") Singapore
100%
ZYXL (BVI) Limited ("ZYXL BVI") British Virgin Islands
100%
TOP Asset Management Pte. Ltd. ("TOP ASSET MANAGEMENT") Singapore
100%
ZYIL (BVI) Limited ("ZYIL BVI") British Virgin Islands
100%
WIN 100 Wealth Limited ("WIN 100 WEALTH") British Virgin Islands
100%
TOP Solar Fund SPC ("TOP SOLAR FUND") Cayman Islands
100%
WIN 100 Management Limited ("WIN 100 MANAGEMENT") British Virgin Islands
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

WIN100 WEALTH was formed under the laws of the British Virgin Islands on July 21, 2021. WIN100 WEALTH borrowed $13.5 million from TGFL in the form of intra-company loans and invest such amount in financial products. It is a direct subsidiary of ZYIL (BVI) and an indirect subsidiary of TFGL.

Winrich was formed under the laws of Hong Kong on February 24, 2023. Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong. It is a direct subsidiary of ZYFL (BVI) and an indirect subsidiary of TFGL.

WIN100 MANAGEMENT was formed under the laws of the British Virgin Islands on March 19, 2024. It does not engage in any material operation. WIN100 MANAGEMENT plans to apply the Approved Manager from British Virgin Island Financial Services Commission. It is a direct subsidiary of ZYIL (BVI) and an indirect subsidiary of TFGL.

TOP 500 was formed under the laws of Australia on October 22, 2008. TOP 500 owns an Australian Financial Services License (AFSL: 328866). It does not have any material operations as of the date of this annual report.   TOP 500 plans to provide financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc. It is a direct subsidiary of ZYAL (BVI) and an indirect subsidiary of TFGL.

TOP ASSET MANAGEMENT was formed under the laws of Singapore on November 28, 2022. It does not engage in any material operation. We plan to register with the Monetary Authority of Singapore as a Registered Fund Management Company to carry out Fund Management services. It is a direct subsidiary of ZYXL (BVI) and an indirect subsidiary of TFGL.

TOP FINANCIAL was formed under the laws of Singapore on November 28, 2022. TOP FINANCIAL acquired the CMS license from the Monetary Authority of Singapore to carry out regulated activities in Dealing in Capital Market in June 2025. It is a direct subsidiary of ZYPL (BVI) and an indirect subsidiary of TFGL.

TOP Solar was formed under the laws of the Cayman Islands on September 23, 2024. It does not engage in any material operation.

Winrich Trust was formed under the laws of the Hong Kong on July 3, 2025. It does not engage in any material operation.

ZYFS was formed under the laws of the Hong Kong on October 2, 2015. On July 9, 2025, TFGL and ZYNL (BVI) entered into a Share Purchase Agreement with ZYFS and the sole shareholder of ZYFS. The sole shareholder of ZYFS is a company incorporated under the laws of Hong Kong, of which a family member of Ms. Junli Yang, the Chairwoman of the Board of Directors of the Company, and Ms. Yung Yung Lo, the Chief Financial Officer of the Company, hold 71.50% and 8.30% equity interest, respectively. The agreement was negotiated at arm’s length and has been approved by the Audit Committee of the Board of Directors of the Company. Pursuant to the Agreement, ZYNL (BVI) purchased 100% of the equity interest in ZYFS for a total purchase price of HKD500,000 (approximately USD63,750). As a result, ZYFS has become a wholly owned subsidiary of ZYNL (BVI). We plan to provide financial and trust services in Hong Kong through ZYFS. We plan to register with the Companies Registry of Hong Kong as a registered Trust or Company Service Providers (“TCSPs”) to carry out trust or company service business in Hong Kong.

Holding Company Structure

TFGL is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our subsidiaries in Hong Kong. Investors in our Class A Ordinary Shares are purchasing equity securities of TFGL, the Cayman Islands holding company, instead of shares of our Operating Subsidiaries in Hong Kong. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our Operating Subsidiaries.

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

During the fiscal years ended March 31, 2025, 2024 and 2023, cash transfers and/or transfers of other assets between our Company and our subsidiaries were as follows:

No.	Transfer From	Transfer To	Amount (US$)	Date	Purpose
1	TGFL	WIN100 WEALTH	$1,000,000	February 14, 2023	Intra-company loan
2	TGFL	ZYSL	$3,000,000	March 10, 2023	Capital injection
3	TGFL	WIN100 WEALTH	$5,000,000	April 18, 2023	Intra-company loan
4	TGFL	WINRICH	$1,180,772	September 6, 2023	Intra-company loan
5	TGFL	WIN100 WEALTH	$1,000,000	December 6, 2023	Intra-company loan
6	TGFL	WIN100 WEALTH	$2,000,000	February 29, 2024	Intra-company loan
7	TGFL	WIN100 WEALTH	$2,000,000	March 1, 2024	Intra-company loan
8	TGFL	WIN100 WEALTH	$2,000,000	April 18, 2024	Intra-company loan
9	TGFL	WINRICH	$300,000	April 2, 2024	Intra-company loan
10	TGFL	WINRICH	$1,050,000	May 7, 2024	Intra-company loan
11	TGFL	WINRICH	$1,000,000	May 13, 2024	Intra-company loan
12	TGFL	WINRICH	$1,000,000	June 4, 2024	Intra-company loan
13	TGFL	WINRICH	$1,000,000	June 14, 2024	Intra-company loan
14	TGFL	WINRICH	$500,000	June 17, 2024	Intra-company loan
15	TGFL	WINRICH	$500,000	June 20, 2024	Intra-company loan
16	TGFL	WINRICH	$3,000,000	September 23, 2024	Intra-company loan

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

Substantially all of our assets are located in Hong Kong. In addition, two of our seven directors and officers, Anthony S. Chan and Mei Cai, are nationals and/or residents of the United States. The other five of our directors and officers, Junli Yang, Mau Chung Ng, Ka Fai Yuen, Yung Yung Lo, and Jennifer Hoi Ling Tam, are nationals and/or residents of Hong Kong, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against us or them, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

TFGL has appointed Cogency Global Inc. as the agent to receive service of process with respect to any action brought against us under the securities laws of the United States. Cogency Global Inc. will also be engaged by the officers and directors who are residents of a foreign country to accept service for any action under the civil liability provisions of the U.S. federal securities laws against such officers and directors.

We have been advised by Harney Westwood & Riegels, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Harney Westwood & Riegels has further informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Stevenson, Wong & Co., our counsel with respect to Hong Kong law, has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

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

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2025, 2024 and 2023 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has been inspected by the PCAOB. In the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Class A Ordinary Shares and the value of our Class A Ordinary Shares may significantly decline or become worthless. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Class A Ordinary Shares— Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Regulatory Development in the PRC

We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC, given that (1) our Operating Subsidiaries are incorporated in Hong Kong or the British Virgin Islands and are located in Hong Kong, (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). In addition, we have not been asked to obtain such permissions or to complete any filing by any PRC authority or received any denial to do so. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, may hinder our ability to offer Class A Ordinary Shares to investors in the future and may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a Hong Kong-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate”.

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business (page 11).

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

●	Geopolitical tensions and international trade policies may adversely affect our business, financial condition and results of operations.

●	Substantially all of the Operating Subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations. at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain (page 12).

●	We may become subject to a variety of PRC laws and other obligations regarding data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations (page 13).

●	If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless (page 14).

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to ZYSL and ZYCL (page 14).

●	The Hong Kong regulatory requirement of prior approval for the transfer of shares in excess of a certain threshold may restrict future takeovers and other transactions (page 14).

●	The enforcement of foreign civil liabilities in the Cayman Islands and Hong Kong is subject to certain conditions. Therefore, certain judgments obtained against us by our shareholders may be difficult to enforce in such jurisdictions (page 14).

Risks Relating to our Ordinary Shares

●	Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment (page 15).

●	The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares (page 16).

●	The trading price of our Class A Ordinary Shares experienced substantial price fluctuations in April and May 2023. On May 11, 2023 the SEC ordered a 10-day trading suspension of our Class A Ordinary Shares. A repeat suspension could occur. Because our Class A Ordinary Shares has at times been thinly traded, our Class A Ordinary Shares may continue to experience price volatility and low liquidity, which could result in substantial losses to investors (page 18).

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market and/or securities that are exercisable or convertible into our Class A Ordinary Shares could adversely affect their market price (page 18).

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences (page 21).

Risks Relating to Our Business and Industry

●	Our Operating Subsidiaries have a relatively short operating history compared to some of our established competitors and face significant risks and challenges in a rapidly evolving market, which makes it difficult to effectively assess our future prospects (page 22).

●	Unfavorable financial market and economic conditions in Hong Kong, China, and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations (page 23).

●	The online brokerage service industry and the financial services industry are intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected (page 24).

●	During the years ended March 31, 2025, 2024 and 2023, our top five customers accounted for a significant portion of our total revenues. The loss of any such customers or a material decline in their trading activities through us would have an adverse effect on our operating results (page 24).

●	We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business (page 26).

●	Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them (page 26).

●	We are subject to extensive and evolving regulatory requirements, the non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions (page 27).

●	We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties and expose ourselves to new geographical markets (page 28).

●	Geopolitical risks and political uncertainty may adversely impact economic conditions, increase market volatility, and negatively affect the demand for our services, our results of operations and financial condition (page 31)

●	We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including pandemics, terrorist attacks, or natural disasters (page 34).

●	Aggressive competition could reduce our market share, revenues and profits (page 34).

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

Risks Relating to Doing Business in the Jurisdictions in which the Operating Subsidiaries Operate

Geopolitical tensions and international trade policies may adversely affect our business, financial condition and results of operations.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. government has advocated for and taken steps towards restricting trade in certain goods, particularly from China. More recently, the U.S. government has imposed a wide range of tariffs at varying levels, including in particular tariffs on Chinese imports, and many countries have taken retaliating measures. Trade negotiations between the United States and China and other countries remain fluid. Significant uncertainties around trade negotiations have negatively impacted, and may continue to negatively affect trade, and a wide range of industries that rely on trade, as well as business and consumer confidence more broadly. Such negative effects have adversely impacted, and future changes in the trade policies of the United States or other countries, particularly increases in tariffs on Chinese imports or additional restrictions on Chinese import, could also materially and adversely affect our business, financial condition and results of operations.

Substantially all of the Operating Subsidiaries’ operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

TFGL is a holding company, and our Operating Subsidiaries, ZYSL, ZYCL, and Winrich, all formed in Hong Kong, and WIN100 TECH and WIN100 WEALTH, both incorporated in the British Virgin Islands, conduct operations in Hong Kong. Our operations are primarily located in Hong Kong and some of our clients are PRC individuals or companies that have shareholders or directors that are PRC individuals. As of the date of this annual report, we do not expect to be materially affected by statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The Chinese government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the Operating Subsidiaries in Hong Kong. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC, given that (1) our Operating Subsidiaries are incorporated in Hong Kong or the British Virgin Islands and are located in Hong Kong, (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). In addition, we have not been asked to obtain such permissions or to complete any filing by any PRC authority or received any denial to do so. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, may hinder our ability to offer Class A Ordinary Shares to investors in the future and may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

Section 132 of Securities and Futures Ordinance (Cap. 157 of the laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of a HKSFC-licensed company in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in, or is entitled to control the exercise of, the voting power of more than 10% of the total number of issued shares of the licensed company, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. Further, all potential parties who will be new substantial shareholder(s) of the HKSFC-licensed subsidiaries, which are ZYSL and ZYCL, are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of TFGL, which could deprive the holders of our Class A Ordinary Shares the opportunity to receive a premium for their Class A Ordinary Shares as part of a future sale and may reduce the price of our Class A Ordinary Shares upon the consummation of a future proposed business combination.

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

Risks Relating to our Ordinary Shares

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2025, 2024 and 2023 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to YCM CPA Inc., it will be inspected by the PCAOB on a regular basis. In the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Class A Ordinary Shares and the value of our Class A Ordinary Shares may significantly decline or become worthless.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Furthermore, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

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

The trading price of our Class A Ordinary Shares experienced substantial price fluctuations in April and May 2023. On May 11, 2023 the SEC ordered a 10-day trading suspension of our Class A Ordinary Shares. A repeat suspension could occur. Because our Class A Ordinary Shares has at times been thinly traded, our Class A Ordinary Shares may continue to experience price volatility and low liquidity, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares experienced substantial price fluctuations in April and May 2023, during which time the highest and lowest closing prices were US$108.21 and US$4.53 per ordinary share, respectively. On May 11, 2023, the SEC ordered a 10-day trading suspension of the Company’s Class A Ordinary Shares, due to “recent, unusual, and unexplained market activity raising concerns regarding the adequacy and accuracy of publicly-available information, in light of disclosures made concerning TOP’s financial condition and scope of operations.” The trading suspension ended on May 26, 2023. In addition, the daily trading volume of our Class A Ordinary Shares has at times been relatively low. If this continues to occur in the future, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price, our company’s financial performance, public image, and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares in the public market and/or securities that are exercisable or convertible into our Class A Ordinary Shares could adversely affect their market price.

We have registered the sale of Class A Ordinary Shares and other securities with an aggregate offering price of up to $300,000,000 under our registration statement on Form F-3 (File No. 333-273066) and may issue Class A Ordinary Shares or other equity or debt securities that are exercisable or convertible into Class A Ordinary Shares pursuant to the applicable prospectus supplement. The 5,000,000 Class A Ordinary Shares sold in our initial public offering completed on June 3, 2022 and the 2,000,000 Class A Ordinary Shares sold in our registered direct offering completed on February 14, 2024 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. In the future, we may issue additional Class A Ordinary Shares or other securities in connection with financing, equity incentive plans, strategic business acquisition, or otherwise. Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and any applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for more information.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, as well as projections as to the market price of our Class A Ordinary Shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our future strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in the initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of September 30 (the last business day of the second fiscal quarter) (ii) the end of the fiscal year in which we have total annual gross revenues of US$1.235 billion or more during such fiscal year, (iii) the date on which we issue more than US$1 billion in non-convertible debt in a three-year period, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of the initial public offering.

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

During the years ended March 31, 2025, 2024 and 2023, our top five customers accounted for a significant portion of our total revenues. The loss of any such customers or a material decline in their trading activities through us would have an adverse effect on our operating results.

Our top five customers accounted for 49%, 36% and 43% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively. Although our Operating Subsidiaries strive to provide excellent service and experience to our customers, we cannot guarantee that these top customers will continue to trade on our platform at levels commensurate with previous periods, or that they will not terminate the use of our services in the future. The volume of trading and the type of futures products which these clients may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook of the market as well as factors beyond our control. Any decline in our top customers’ transaction volume would lower our revenues, which would adversely affect our profitability.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

Our Operating Subsidiaries derive a significant portion of our revenues from commissions and fees paid by our clients for trading futures through our online platforms. During the years ended March 31, 2025, 2024 and 2023, our futures brokerage commission income amounted to US$1.8 million, US$3.4 million and US$4.3 million, respectively, representing 55%, 42.1% and 44.6% of our total revenues, respectively. During the years ended March 31, 2025, 2024 and 2023, revenues from the trading solution services amounted to US$0.8 million, US$2.7 million and US$4.4 million, respectively, representing 24.2%, 34.1% and 45.3% of our total revenues, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States offer zero commission fees or similar policies to attract securities investors. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

The level of commission and fee rate we need to pay our execution brokers may increase in the future. Any material increment in our commission or free rates could reduce our profitability.

Commission expenses were our largest type of expenses, which amounted to 40%, 29% and 29% of our revenues for the years ended March 31, 2025, 2024 and 2023, respectively. Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We rely on these partners to execute trades except for orders to the Hong Kong Stock Exchange and Hong Kong Futures Exchange. Although there is a wide selection of broker partners we could choose from, if the commission and fee rate we need to pay to our execution brokers increase significantly and we could not find cost-effective alternatives or pass on the extra cost to our customers, our operating and financial results may be materially and adversely affected.

We may not be able to develop our margin financing business as expected and may be exposed to credit risks related to such business. In addition, we need adequate funding at reasonable costs to successfully operate our proposed margin financing business and access to adequate funding at reasonable costs cannot be assured.

Revenues generated from margin financing was $262,475, which accounted for 3.3% of total revenues, during the fiscal years ended March 31, 2024 and $341,239, which accounted for 4.7% of total revenues, during the fiscal years ended March 31, 2025. We did not generate revenue from margin financing services for the fiscal years 2023 and 2022. Our margin financing business may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. We intend to adopt comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. Nevertheless, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing business.

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

Our corporate actions will be substantially controlled by our Chairwoman, Ms. Junli Yang, who holds all of our outstanding Class B Ordinary Shares and possesses significant voting power, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

On June 11, 2025, Zhong Yang Holdings (BVI) Limited, our then-controlling shareholder, transferred 10,000,000 Class A Ordinary Shares to Ms. Junli Yang, our Chairwoman of the Board of Directors. On July 15, 2025, Ms. Yang converted all 10,000,000 Class A Ordinary Shares into 10,000,000 Class B Ordinary Shares. Each Class B Ordinary Share is entitled to fifty (50) votes, whereas each Class A Ordinary Share is entitled to one (1) vote. As a result of this conversion, Ms. Yang now holds all of the issued and outstanding Class B Ordinary Shares, representing 94.86% of the total voting power of our company as of the date of this annual report.

This concentration of voting power enables Ms. Yang to unilaterally determine the outcome of matters submitted to our shareholders for approval, including the election of directors, amendments to our organizational documents, mergers, consolidations, and other significant corporate transactions. This level of control may discourage, delay, or prevent a change in control of our company, which could deprive shareholders of the opportunity to receive a premium for their shares in connection with a potential sale of the company and may adversely affect the market price of our Class A Ordinary Shares. Ms. Yang may take actions that are not aligned with the interests of our other shareholders.

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

Our revenues and profits are highly volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our Class A Ordinary Shares.

Our revenues and profits are highly volatile and could fluctuate significantly. For example, the revenues generated from our businesses are highly dependent on market conditions, regulatory environment and policies, and the decisions and actions of our clients and interested third parties. Almost all of our revenues were derived from brokerage fees generated from customers who traded futures on our platform, therefore our revenues are highly influenced by the futures trading volume of our customers and the commission rates we charge. Futures brokerage commission and trading solution services are likely to remain our main source of revenues in the near future, until we start to generate significant revenue from margin financing, CFD products, OTC Derivative trading and Loan business. The willingness of our customers to trade futures on our platform can be affected by a number of factors which are difficult to predict, for example, general economic and political conditions in Hong Kong, the PRC and fluctuations in interest rates, and changes in investor confidence in the market. Where our customers decide to reduce their trading volume in future contracts or to not trade at all, our revenues will be reduced. As a result, our results of operations will likely fluctuate from quarter to quarter based on the timing of when those fees are earned. It may be difficult for us to achieve steady earnings growth on a quarterly basis, which could, in turn, lead to large adverse movements in the price of our Class A Ordinary Shares or increasing volatility in our Ordinary Share price generally.

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

We may use transfer pricing arrangements to account for business activities between us and our majority shareholder, Zhong Yang Holdings (BVI) Limited, the different entities within our consolidated group, or other related parties. We cannot assure you that the tax authorities in the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the relevant regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess the transfer prices and re-allocate the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition, and results of operations.

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

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. Pursuant to the terms of the medium term notes issued by our majority shareholder, Zhong Yang Holdings (BVI) Limited, so long as the notes remain outstanding, Zhong Yang Holdings (BVI) Limited will not and will ensure that none of its subsidiaries, including us, create or have outstanding any mortgage, charge, lien, pledge, or other security interest, upon the whole or any part of its present or future undertaking, assets, or revenues to secure any indebtedness in the form of bonds, notes, debentures, loan stock, or other securities that are, or are intended to be, listed or traded on any stock exchange or over-the-counter or other securities market. This provision may affect our ability to obtain external financing through the issuance of debt securities in the public market. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that we will be able to secure financing in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition, and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We have limited business insurance coverage. We currently carry limited insurance in connection with our brokerage business covered by the Type 1 license from the HKSFC against certain risks in accordance with the requirements under the Securities and Futures (Insurance) Rules of Hong Kong. We are not required to and do not carry insurance for futures brokerage business because we are not a participant of the Hong Kong Futures Exchange. Our futures brokers who are a participant of the Hong Kong Futures Exchange are required to have insurance coverage for their business. However, we do not carry business interruption insurance to compensate for losses that could occur to the extent not required. We do not currently carry insurance that covers the other aspects of our business operations. Nor do we currently maintain key man insurance covering our key personnel. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our management has completed an assessment of the effectiveness of our internal control over financial reporting. In the course of preparing our consolidated financial statements as of and for each of the three years ended March 31, 2025, 2024 and 2023, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of US GAAP and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements; and the lack of formal policies and procedures for the CECL process. To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future. See also “Item 15. Controls and Procedures” of this annual report.

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

Our Operating Subsidiaries currently conduct our futures and stock brokerage business through three trading platforms, Esunny for futures trading and Longbridge for stock trading, both of which were licensed from third parties. Our proposed CFD trading business will also be conducted through a trading platform licensed from a third party. The cost, quality and accessibility of the three trading platforms are essential to our services. Any interruption in the third parties’ services, or deterioration in the third parties’ performance or quality could adversely affect our business operation. We are also subject to the risk of our licensors discontinue or modify the licensing agreements or increase the price thereof. If any such licensors were to go out of business, alternative trading platforms or service providers may not be available on acceptable terms or at all. Further, any increase in fees for such licenses and services may harm our ability to provide our services on a cost-effective basis. Reliable and cost-effective replacement sources may not be available on short notice or at all, and this may force us to increase prices and face a corresponding decrease in demand for our services. This would harm our ability to market our services in order to meet market demand and could materially and adversely affect our reputation, business, financial position, results of operations and cash flows.

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

TOP Financial Group Limited ("TOP") or ("TFGL") Cayman Islands
100%
ZYSL (BVI) Limited ("ZYSL BVI") British Virgin Islands
100%
Zhong Yang Securities Limited ("ZYSL") Hong Kong
100%
ZYCL (BVI) Limited ("ZYCL BVI") British Virgin Islands
100%
Zhong Yang Capital Limited ("ZYCL") Hong Kong
100%
ZYAL (BVI) Limited ("ZYAL BVI") British Virgin Islands
100%
TOP 500 Sec Pty Ltd. ("TOP 500") Australia
100%
ZYNL (BVI) Limited ("ZYNL BVI") British Virgin Islands
100%
Zhong Yang Financial Services Limited ("ZYFSL") Hong Kong
20%
Winrich Trust Limited ("WINRICH TRUST") Hong Kong
100%
ZYTL (BVI) Limited ("ZYTL BVI") British Virgin Islands
100%
WIN 100 TECH Limited ("WIN 100 TECH") British Virgin Islands
100%
ZYPL (BVI) Limited ("ZYPL BVI") British Virgin Islands
100%
TOP Financial Pte. Ltd. ("TOP FINANCIAL") Singapore
100%
ZYXL (BVI) Limited ("ZYXL BVI") British Virgin Islands
100%
TOP Asset Management Pte. Ltd. ("TOP ASSET MANAGEMENT") Singapore
100%
ZYIL (BVI) Limited ("ZYIL BVI") British Virgin Islands
100%
WIN 100 Wealth Limited ("WIN 100 WEALTH") British Virgin Islands
100%
TOP Solar Fund SPC ("TOP SOLAR FUND") Cayman Islands
100%
WIN 100 Management Limited ("WIN 100 MANAGEMENT") British Virgin Islands
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

WIN100 WEALTH was formed under the laws of the British Virgin Islands on July 21, 2021. WIN100 WEALTH borrowed $13.5 million from TGFL in the form of intra-company loans and invest such amount in financial products. It is a direct subsidiary of ZYIL (BVI) and an indirect subsidiary of TFGL.

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

TOP FINANCIAL was formed under the laws of Singapore on November 28, 2022. TOP FINANCIAL acquired the CMS license from the Monetary Authority of Singapore to carry out regulated activities in Dealing in Capital Market in June 2025. It is a direct subsidiary of ZYPL (BVI) and an indirect subsidiary of TFGL.

TOP Solar was formed under the laws of the Cayman Islands on September 23, 2024. It does not engage in any material operation.

Winrich Trust was formed under the laws of the Hong Kong on July 3, 2025. It does not engage in any material operation.

ZYFS was formed under the laws of the Hong Kong on October 2, 2015. On July 9, 2025, TFGL and ZYNL (BVI) entered into a Share Purchase Agreement with ZYFS and the sole shareholder of ZYFS. The sole shareholder of ZYFS is a company incorporated under the laws of Hong Kong, of which a family member of Ms. Junli Yang, the Chairwoman of the Board of Directors of the Company, and Ms. Yung Yung Lo, the Chief Financial Officer of the Company, hold 71.50% and 8.30% equity interest, respectively. The agreement was negotiated at arm’s length and has been approved by the Audit Committee of the Board of Directors of the Company. Pursuant to the Agreement, ZYNL (BVI) purchased 100% of the equity interest in ZYFS for a total purchase price of HKD500,000 (approximately USD63,750). As a result, ZYFS has become a wholly owned subsidiary of ZYNL (BVI). We plan to provide financial and trust services in Hong Kong through ZYFS. We plan to register with the Companies Registry of Hong Kong as a registered Trust or Company Service Providers (“TCSPs”) to carry out trust or company service business in Hong Kong.

Corporate History

We established ZYSL as a company with limited liability under the laws of Hong Kong and commenced our securities and futures brokerage business after obtaining licenses from the HKSFC on March 4, 2016 and October 18, 2016, respectively. To expand our services into asset management services, we obtained the relevant HKSFC licenses in February 2018 through our subsidiary, ZYCL.

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

In support of our plan to expand our securities and futures brokerage services to additional foreign exchanges, two new investment holding companies, namely ZYAL (BVI) Limited (“ZYAL (BVI)”) and ZYNL (BVI) Limited (“ZYNL (BVI)”), were established, under the laws of the British Virgin Islands on January 7, 2021 and January 20, 2021, respectively. ZYNL (BVI) aims at providing financial services including trust services, investor relations and marketing, and corporation and fund consultancy through acquisition of or obtain of corresponding license. ZYNL (BVI) is actively seeking suitable acquisition targets in order to obtain the relevant licenses. As of the date of this annual report, ZYNL (BVI) does not engage in any material operation.

Furthermore, on January 12, 2021, we incorporated an IT company, namely ZYTL (BVI) Limited (“ZYTL (BVI)”), under the laws of the British Virgin Islands for the purpose of strengthening our online trading platform by either the potential acquisition of a software development company or by independent development. ZYTL (BVI) does not engage in any material operation as of the date of this annual report.

On May 14, 2021, we incorporated WIN100 TECH under the laws of the British Virgin Islands. WIN100 TECH is a Fintech development and IT support company. It provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

On September 9, 2021, the sole shareholder of the Company surrendered 20,000,000 Class A Ordinary Shares of US$0.001 par value each for no consideration. In addition, on September 9, 2021, the sole shareholder of the Company approved and effected an increase of the Company’s authorized share capital from US$50,000, divided into 50,000,000 Class A Ordinary Shares of a par value of US$0.001 per share, to US$150,000, divided into 150,000,000 Class A Ordinary Shares of a par value of US$0.001 per share. All references to Class A Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the surrender of Class A Ordinary Shares by the sole shareholder and the increase of our authorized Class A Ordinary Shares as if these events had occurred at the beginning of the earliest period presented.

On June 3, 2022, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 Class A Ordinary Shares were issued at a price of US$5.00 per share. The gross proceeds received from the initial public offering totaled US$25 million. The Offering closed on June 3, 2022 and the Class A Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

In June 2022, the Company completed its initial public offering of 5,000,000 Class A Ordinary Shares at a price of $5.00 per share. The gross proceeds received from the initial public offering totaled USD 25 million. The Class A Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

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

On June 11, 2025, Zhong Yang Holdings (BVI) Limited transferred 10,000,000 Class A Ordinary Shares to Ms. Junli Yang. On June 24, 2025, the Company held its annual shareholders meeting. All proposals submitted to the shareholders were approved, including (i) the re-designation of 90,000,000 authorized but unissued Class A Ordinary Shares into 90,000,000 Class B Ordinary Shares, resulting in a change to the composition of the Company’s authorized share capital from 990,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares; (ii) the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company to reflect changes relating to the share capital structure, including (a) the inclusion of new provisions permitting the conversion of Class A Ordinary Shares into Class B Ordinary Shares, subject to approval thresholds (including a shareholder vote for conversions exceeding 10 million shares), (b) the clarification that such conversions do not constitute a variation of class rights, (c) the confirmation that Class B Ordinary Shares are not convertible into Class A Ordinary Shares; and (iii) the approval of the conversion of 10,000,000 Class A Ordinary Shares held by Ms. Junli Yang into 10,000,000 Class B Ordinary Shares. On July 15, 2025, Ms. Yang converted all 10,000,000 Class A Ordinary Shares into 10,000,000 Class B Ordinary Shares. Each Class B Ordinary Share is entitled to fifty (50) votes, whereas each Class A Ordinary Share is entitled to one (1) vote. As a result of this conversion, Ms. Yang now holds all of the issued and outstanding Class B Ordinary Shares, representing 94.86% of the total voting power of our company as of the date of this annual report. On July 9, 2025, the Company and ZYNL (BVI) entered into a share purchase agreement with Zhong Yang Financial Services Limited and the sole shareholder of Zhong Yang Financial Services Limited, or ZYHL, pursuant to which ZYHL agreed to sell, convey, assign, transfer and deliver to ZYNL (BVI), and ZYNL (BVI) agreed to purchase from ZYHL, 100% of the equity interest in Zhong Yang Financial Services Limited for a total purchase price of HKD500,000 (approximately USD63,750). ZYHL is a company incorporated under the laws of Hong Kong, of which a family member of Ms. Junli Yang, the Chairwoman of the Board of Directors of the Company, and Ms. Yung Yung Lo, the Chief Financial Officer of the Company, hold 71.50% and 8.30% equity interest, respectively.

Corporate Information

Our principal executive offices are located at 101 Cecil Street, #13-05 Tong Eng Building, Singapore 069533. Our telephone number at this address is +65 6252 8998. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

YCM CPA Inc., the independent registered public accounting firm that issues the audit report for the fiscal year ended March 31, 2025, 2024 and 2023 included in this annual report, is currently subject to PCAOB inspections and the PCAOB is thus able to inspect YCM CPA Inc. YCM CPA Inc. is headquartered in Irvine, California and has not been inspected by the PCAOB, but according to YCM CPA Inc., it will be inspected by the PCAOB on a regular basis. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators or the SEC or Nasdaq applies additional and more stringent criteria, and if PCAOB determines that it is not able to inspect YCM CPA Inc. at such future time, Nasdaq may delist our Class A Ordinary Shares and the value of our Class A Ordinary Shares may significantly decline or become worthless. See “Item 3. Key Information — 3.D. Risk Factors — Risks Relating to Our Class A Ordinary Shares— Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Regulatory Development in the PRC

We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

In connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC, given that (1) our Operating Subsidiaries are incorporated in Hong Kong or the British Virgin Islands and are located in Hong Kong, (2) we have no subsidiary, VIE structure nor any direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). In addition, we have not been asked to obtain such permissions or to complete any filing by any PRC authority or received any denial to do so. However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment by issuers like us. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we inadvertently conclude that certain regulatory permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, and (iii) we are required to obtain such permissions or approvals in the future, but fail to receive or maintain such permissions or approvals, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us, limit our operations, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, may hinder our ability to offer Class A Ordinary Shares to investors in the future and may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

4.B. Business Overview

Overview

Our Operating Subsidiaries operate an online brokerage firm in Hong Kong specializing in the trading of local and overseas equities, futures, and options products. Our clients primarily reside in Asia and the Operating Subsidiaries are currently focusing on expanding our customer base to Southeast Asian investors. Our trading platforms, which our Operating Subsidiaries license from third parties, enable investors to trade approximately more than 100 futures products on multiple exchanges around the world including the member exchanges of Chicago Mercantile Exchange (CME), Hong Kong Futures Exchange (HKFE), The New York Mercantile Exchange (NYMEX), The Chicago Board of Trade (CBOT), The Commodity Exchange (COMEX), Eurex Exchange (EUREX), ICE Clear Europe Limited (ICEU), Singapore Exchange (SGX), Australia Securities Exchange (ASX), Bursa Malaysia Derivatives Berhad (BMD), and Osaka Exchange (OSE). Our continuous efforts focusing on offering value-added services and access to exchanges around the globe, compounded with user friendly experience, have enabled us to become one of the fast-growing online trading platforms for our clients. Our trading volume of futures contracts was 2.97 million trades in fiscal year 2023, 2.27 million trades in fiscal year 2024 and 1.12 million trades in fiscal year 2025. Our total registered customer number increased from 296 as of March 31, 2023 to 329 as of March 31, 2024, and further increased to 355 as of March 31, 2025. In fiscal year 2023, we had 34 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, no account for structured notes subscriber services and 10 accounts for trading solution service. In fiscal year 2024, we had 51 revenue-generating accounts in total, including 15 accounts for futures trading, 27 accounts for securities trading and 9 accounts for trading solution service. In fiscal year 2025, we had 52 revenue-generating accounts in total, including 20 accounts for futures trading, 26 accounts for securities trading, 0 accounts for structured notes subscriber services and 6 accounts for trading solution service.

Our Operating Subsidiaries conduct the futures and stock brokerage business through three trading platforms, Esunny for futures trading and Longbridge for stock trading, all of which were licensed from third parties and can be easily accessed through our application, or APP, software, and websites. The three platforms are designed to empower our clients to enjoy a seamless, efficient, and secure trading platform. The Operating Subsidiaries offer our customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. Given the importance of trading systems in our services, the Operating Subsidiaries strive to continuously enhance our IT infrastructure.

WIN100 Wealth engages in the OTC Derivatives trading services business and considered setting the business. WIN100 Wealth entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients place an order for OTC Derivatives trades on certain stock, WIN100 Wealth places the same order back-to-back with the OTC Derivatives traders for execution and WIN100 Wealth also facilitates client’s OTC Derivatives trading when an offsetting transaction from another client is not available, WIN100 Wealth may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives the potential to generate significant revenues from trading profit if the market develops in favor of company’s position.

Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong. According to the Money Lenders Ordinance, customers shall enter into agreement with Winrich in person and provide their personal information for the “know your client” purposes, or KYC. In fiscal year 2024, 10 customers entered into lending agreements with Winrich. Winrich disbursed loans to customers for a fixed period and charged interest from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period.

During the years ended March 31, 2025, 2024 and 2023, our Operating Subsidiaries provided futures brokerage services and other services (including stock brokerage, options brokerage, consulting services, currency exchange services, structured note subscriber services, margin financing services, OTC derivative trading and loan business). We generate revenues primarily from brokerage fees the Operating Subsidiaries charge clients for executing and/or arranging the trades and transactions for them. Our revenues for the years ended March 31, 2025, 2024 and 2023 were US$3.3 million, US$8.0 million and US$9.7 million, respectively. The commissions on futures brokerage accounted for 55%, 42.1% and 44.6% of the total revenues for the years ended March 31, 2025, 2024 and 2023, respectively. Revenues from the trading solution services accounted for 24.2%, 34.0% and 45.3% of the total revenues for the fiscal year ended March 31, 2025, 2024 and 2023. Revenues from the structured note subscription fees accounted for 0%, 0% and 0% of the total revenues for the fiscal year ended March 31, 2025, 2024 and 2023, respectively. Our Operating Subsidiaries also provide other financial services including stock brokerage, options brokerage, consulting services, currency exchange services, margin financing services, OTC derivative trading and loan business to our clients. Revenues generated from stock brokerage, consulting services, and currency exchange services accounted for 6.9%, 3.5% and 3.0% of total revenues, during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. Revenues generated from margin financing accounted for 4.7% and 3.3% of total revenues during the fiscal years ended March 31, 2025 and 2024 respectively. During the fiscal year ended March 31, 2024, the Operating Subsidiary, Win100 Wealth Limited, launched OTC derivative trading service and Winrich Finance Limited launched loan business. Revenues generated from OTC derivative trading accounted for 4.4% and 1.5% of total revenues, during the fiscal years ended March 31, 2025 and 2024, respectively. Interest income from loan business accounted for 25% and 2.9% of total revenues, during the fiscal years ended March 31, 2025 and 2024, respectively. We did not generate revenue from options trading services for the fiscal years 2025, 2024 and 2023. We did not generate revenue from margin financing services for the fiscal year 2023. Our top five customers accounted for 49%, 36% and 43% of our total revenues for the years ended March 31, 2025, 2024 and 2023.

Our Operating Subsidiaries have achieved substantial growth since the launch of our operation of online brokerage services, as illustrated by the chart below which sets forth the number of futures contracts the Operating Subsidiaries have executed from April 1, 2020 to March 31, 2025, organized by calendar quarter.

The number of futures contracts executed in each period depends on factors including, but not limited to, economic and political conditions, market conditions, pricing of futures contracts, and the clients’ risk appetite.

We intend to leverage our competitive strengths to sustain and grow our business, namely, to provide our clients with fast and reliable access to the financial market through our personalized client services and efficient organizational structure. In particular, we plan to expand our services offering and continue integrating value-added services, including CFD products and services, trust services, investor relations and marketing services, corporation and fund consultancy and asset management services.

Our Revenues Model and Core Services

Overview

During the years ended March 31, 2025, 2024 and 2023, our Operating Subsidiaries provided futures brokerage services and other services (including stock brokerage, options brokerage, consulting services, currency exchange services, structured note subscriber services, margin financing services, OTC derivative trading and loan business). Our revenues were US$3.3 million, US$8.0 million and US$9.7 million for the years ended March 31, 2025, 2024 and 2023, respectively. The commissions on futures brokerage accounted for 55%, 42.1% and 44.6% of total revenues for the years ended March 31, 2025, 2024 and 2023, respectively. Trading solution services fees accounted for 24.2%, 34.0% and 45.3% of total revenues during fiscal year ended March 31, 2025, 2024 and 2023. Revenues from the structured note subscriber services accounted for 0%, 0% and 0% of the total revenues for the fiscal year ended March 31, 2025, 2024 and 2023, respectively. Our Operating Subsidiaries also provide other financial services including stock brokerage, options brokerage, consulting services, currency exchange services, margin financing services, OTC derivative trading and loan business to our clients. Revenues generated from stock brokerage, consulting services, and currency exchange services accounted for 6.9%, 3.5% and 3.0% of total revenues, during the fiscal years ended March 31, 2025, 2024 and 2023, respectively. Revenues generated from margin financing accounted for 4.7% and 3.3% of total revenues during the fiscal years ended March 31, 2025 and 2024, respectively. During the fiscal year ended March 31, 2024, we launched OTC derivative trading service and loan business. Revenues generated from OTC derivative trading accounted for 4.4% and 1.5% of total revenues, during the fiscal years ended March 31, 2025 and 2024, respectively. Interest income from loan business accounted for 25% and 2.9% of total revenues, during the fiscal years ended March 31, 2025 and 2024, respectively. We did not generate revenue from options trading services for the fiscal years 2025, 2024 and 2023. We did not generate revenue from margin financing services for the fiscal year 2023. Our top five customers accounted for 49%, 36% and 43% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

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

Our platform licensed by Esunny allows investors to trade options and futures contracts on our trading platform in 11 member exchanges of CME, HKEX, CBOT, COMEX, NYMEX, EUREX, ICEU, ASX, BMD, OSE, and SGX. Our futures/options brokering services are our main service and our Operating Subsidiaries provide the services to our clients in respect of futures and options products traded on the aforementioned exchanges globally. Investors can also trade stocks listed on the major stock exchanges around the world, including Nasdaq Stock Market, New York Stock Exchange, and Hong Kong Stock Exchange through our platform licensed by Longbridge.

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

As of March 31, 2023, we had 296 registered customer accounts. As of March 31, 2024, we had 329 registered customer accounts. As of March 31, 2025, we had 355 registered customer accounts. Below is the table of the registered customer accounts and active clients segmented by account types as of the dates or for the periods from April 1, 2020 to March 31, 2025, organized by calendar quarter. Active clients are clients for whom we are required to prepare and deliver monthly statement of accounts in respect of the relevant reporting month in accordance with Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules.

Revenues from futures brokerage accounted for 55%, 42.1% and 44.6% of the total revenues for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for fiscal years 2025, 2024 and 2023.

Types of Accounts

Our Operating Subsidiaries offer three types of individual account, corporate account, and omnibus account, depending on the nature of the account owner.

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

For the omnibus accounts, we also perform our KYC procedures to the futures commission merchants by obtaining supporting documents including, among others, Identity credentials and address Proof of Significant Controllers and Directors, Addendum to Agreement for Financial Intermediary, Certificate of Incorporation, Licensing Information, Board Minutes, Company Search Result and Annual Return / Certificate of Incumbency. Omnibus accounts enable the management of trades by more than one person and offer anonymity of the persons in the account. Omnibus accounts are used by futures commission merchants. Transactions within the account are carried out in the name of the broker, protecting the individual identities of the two or more people invested in the omnibus account. The broker managing the omnibus account typically can execute trades on behalf of investors with funds inside the omnibus account. Trades are made in the name of the broker, although trade confirmations and statements are provided to customers within the account.

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

The following table sets forth the range of margin requirement as of March 31, 2025 for major futures products that are traded by our clients (currencies other than US$ are converted into US$ for reference purpose):

	Initial margin (US$)	Maintenance margin (US$)
Index futures
E-Mini Nasdaq-100	24,420	22,200
Hang Seng Index	13,403	10,722
Mini Hang Seng Index	2,680	2,144
Dax	40,163	40,163
Micro E-Mini Nasdaq-100 Index	2,442	2,220
Energy futures
Crude Oil	5,720	5,200
Henry Hub Natural Gas	6,050	5,500
E-Mini Crude Oil	2,860	2,600
Precious metal futures
Gold	14,850	13,500
Copper	7,700	7,000

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

Trading Solution Services

During the fiscal year ended March 31, 2022, we commenced trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charged each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 24.2%, 34.0 and 45.3% of total revenues during the fiscal year ended March 31, 2025, 2024 and 2023.

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

Revenues from stock brokerage, consulting services, and currency exchanges services accounted for 6.9%, 3.5% and 3.0% of total revenues for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Margin Financing Services

Our Operating Subsidiaries launched the margin financing services in 2019. Revenues generated from margin financing accounted for 4.7% and 3.3% of total revenues during the fiscal years ended March 31, 2025 and 2024, respectively. The margin financing services did not generate any revenue as during the year ended March 31, 2023. Clients can trade on margin through our trading platform licensed by Longbridge Whale. The minimum deposit that customers must have to open and maintain a margin account so as to conduct margin trading is currently set at US$2,000. The margin loan or funding is offered by our platform for consolidated account clients. We generate interest income arising from margin financing offered by us to consolidated account clients and earn financing service fees related to the margin financing provided to our customers.

OTC Derivative Trading

OTC Derivative trading was launched in November 2023. Revenues generated from OTC derivative trading accounted for 4.4% and 1.5% of total revenues, during the fiscal years ended March 31, 2025 and 2024, respectively. WIN100 Wealth entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients placed an order for OTC Derivatives trades on certain stock, we placed the same order back-to-back with the OTC Derivatives traders for execution and we also facilitate client’s OTC Derivatives trading when an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client.

Loan Business

Loan business was launched in September 2023. Winrich disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period. For the year ended March 31, 2024, we recognized interest income of USD$0.2 million from loan business, accounting for 2.9% of total revenues. For the year ended March 31, 2025, we recognized interest income of USD$0.8 million from loan business, accounting for 25% of total revenues.

Agreements between ZYSL and Zinvest Global Limited

We have entered into agreements with Zinvest Global Limited (“Zinvest”) for our margin financing business. Below is the summary of the material terms of the agreements with Zinvest Global Limited:

On May 14, 2020, ZYSL signed an agreement with Zinvest. The agreement has an initial term of 12 months. Either party may terminate the agreement at the end of such initial term by giving 30 days prior written notification of termination. If no written notification is given, the agreement will be deemed to have been renewed for a subsequent and recurring twelve-month period, subject to termination by either party at any time by giving 30 days prior written notification of termination. ZYSL may terminate the agreement at any time by giving 30 days prior written notification if Zinvest (i) fails to comply with the agreement and fails to cure such breach within 10 days, or (ii) is prohibited from engaging in securities business for a period of more than 30 days as a result of an administrative or judicial proceeding. Zinvest may terminate the agreement at any time by giving 30 days prior written notification if ZYSL (i) fails to comply with the agreement and fails to cure such breach within 10 days, (ii) is prohibited from engaging in securities business for a period of more than 30 days as a result of an administrative or judicial proceeding or (iii) conducts or participates in any activity, transaction, or conduct which, in Zinvest’s reasonable business judgment, may present a material adverse impact upon Zinvest’s reputation. Pursuant to the agreement, the Company agrees to pay commission fee ranging from 0 to 0.02%. Zinvest also charges the Company for the clearing services and other transaction fees which derived from different products and features. The interest rate for any credit balance is the federal interest rate less 50 basis points or Zinvest’s interest rate (whichever is lower). The interest rate for any debit balance is the federal interest rate plus 100 basis points or Zinvest’s interest rate (whichever is higher). The interest rate for liquidity and value at risk (VAR) charges is 8%.

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

On August 11, 2022, WIN100 Tech entered into a license agreement with Ms. Junli Yang, the Chairwoman of the Board of the Company, to document a non-exclusive, non-sublicensable, and non-transferable license granted by Ms. Yang on May 14, 2021 and for an initial term of 10 years to use a software that supports algorithm trading, order analytics, risk control and technical monitoring which can be integrated with different vendors’ API. WIN100 Tech uses such software to provide trading solutions for clients trading on the world’s major derivatives and stock exchanges. The license agreement will automatically renew for up to 10 additional successive 5-year terms unless earlier terminated. Either party may give the other party written notice of non-renewal at least 30 days prior to the expiration of the then-current term. In addition, either party may terminate the license agreement effective on written notice to the other party, if the other party materially breaches the license agreement, and such breach is incapable of cure or being capable of cure, remains uncured 30 days after the non-breaching party provides the breaching party with written notice of such breach. Furthermore, either party may terminate the license agreement effective immediately upon written notice to the other party, if the other party: (A) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (B) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law; (C) makes or seeks to make a general assignment for the benefit of its creditors; or (D) applies for or has appointed a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business. In consideration for such license, WIN100 Tech agreed to pay Ms. Yang $100 in license fee.

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

Trust Services

We are in progress of establishing our trust services business in Hong Kong to provide family trust solutions, encompassing company formation, trust establishment and trust management. We intend to charge one-off trust establishment fees and annual administrative fees for our trust services in accordance with the trust service agreements that we will enter into with our clients.

Investor Relations and Marketing Services

We are in progress of establishing our investor relations and marketing services business to help companies manage their ongoing relationships with shareholders and market their brand. Through creating a corporate account, our corporate clients can livestream their earnings release and product launch campaigns, post business milestones and advertisements, and interact directly with our users. Therefore, we will be able to provide a direct channel for our corporate clients to communicate with their existing and prospective investors and increase their brand and product awareness.

Corporation and Fund Consultancy

We intend to provide professional advisory services on pre-IPO or funds setup for clients in Hong Kong and other jurisdictions. By providing our advice and expertise, we can safely guide our clients through the dynamics of operating and advancing their business in an environment where there is no predefined answer for management.

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

The Company had a concentration of revenues of 49%, 36% and 43% from the top five customers for the years ended March 31, 2025, 2024 and 2023, respectively. The following table outlines the concentration of each of the top five customers comparing to the Company’s total revenues:

	For the Fiscal Year Ended March 31, 2025 Concentration (%)	For the Fiscal Year Ended March 31, 2024 Concentration (%)	For the Fiscal Year Ended March 31, 2023 Concentration (%)
Largest customer	20%	15%	13%
2nd largest customer	12%	6%	10%
3rd largest customer	6%	6%	8%
4th largest customer	6%	5%	6%
5th largest customer	5%	4%	6%
Total	49%	36%	43%

Our Operating Subsidiaries charge fees and commissions from futures brokerage services based on a fixed rate for each transaction. Such rate is the same among all customers. We also offer trading incentives such as volume rebates from time to time as a promotion.

We have experienced significant growth in both the number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services, and superior user experience. Our total registered customer number increased from 296 as of March 31, 2023, to 329 as of March 31, 2024, and further increased to 355 as of March 31, 2025. In fiscal year 2023, we had 34 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, 0 accounts for structured notes subscriber services and 10 accounts for trading solution service. In fiscal year 2024, we had 51 revenue-generating accounts in total, including 15 accounts for futures trading, 27 accounts for securities trading and 9 accounts for trading solution service. In fiscal year 2025, we had 52 revenue-generating accounts in total, including 20 accounts for futures trading, 26 accounts for securities trading, 0 accounts for structured notes subscriber services and 6 accounts for trading solution service. Our trading volume of futures contracts was 2.97 million trades in fiscal year 2023, 2.27 million trades in fiscal year 2024 and 1.12 million trades in fiscal year 2025.

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

Our Existing Technology and Infrastructure

Our technology and infrastructure are critical to our goal of providing the most user-friendly trading experience to our customers. Since the Company’s inception, we have leveraged three third-party trading platforms – Esunny Morning Star Futures and Options as well as Longbridge Whale– to create an efficient conduit for the global flow of capital across exchanges around the world, while at the same time maintaining competitive fees. We strongly believe in enhancing the technology to adapt to the constantly evolving environment and to increase customer satisfaction by improving customers’ experience and providing smooth transactions. Esunny Morning Star Futures and Options System and Longbridge have agreed to provide application services, support and hosting services to us at a fixed charge over a period of time. The fees charged are independent from the trading volume or our revenues. The contract terms are reviewed and renegotiated annually. See “Item 3. Key Information — 3.D. Risk Factors – Risks Relating to Our Business and Industry – Our Operating Subsidiaries currently conduct our futures and stock brokerage business through trading platforms licensed from third parties. Our reputation, business, financial position, results of operations and cash flows may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative are unavailable or if cost of such alternatives are unfavorable.”

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

As of the date of this annual report, we and our subsidiaries were licensed under the HKSFO to conduct the following regulated activities:

Company	Type of Regulated Activities
ZYSL	Type 1 and 2
ZYCL	Type 4, 5 and 9
Minimum Amount of Paid-Up Share Capital
ZYSL	HK$41,400,000
ZYCL	HK$5,000,000
Minimum Amount of Required Liquid Capital
ZYSL	Higher of HK$3,000,000 or(1)
ZYCL	Higher of HK$3,000,000 or(1)

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

Use of proceeds to fulfill requirements under the Financial Resources Rules

Currently, neither of ZYSL or ZYCL needs to rely on any of the IPO proceeds to fulfill the requirements under the Financial Resources Rules. Nevertheless, ZYSL and ZYCL may use part of the IPO proceeds for its future business development, and its liquidity position under the Financial Resources rules will be strengthened as a result.

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

The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

●	take all reasonable measures to ensure that proper safeguards exist to mitigate the risks of money laundering and terrorism financing, or ML/TF, and to prevent a contravention of any requirement;

●	establish and implement adequate and appropriate anti-money laundering and counter-financing of terrorism systems; consider the characteristics of the products and services that it offers and the extent to which these are vulnerable to ML/TF abuse;

●	consider its delivery/distribution channels and the extent to which these are vulnerable to ML/TF abuse;

●	when assessing the customer risk, consider who their customers are, what they do and any other information that may suggest the customer is of higher risk;

●	be vigilant where the customer is of such a legal form that enables individuals to divest themselves of ownership of property whilst retaining an element of control over it or the business/industrial sector to which a customer has business connections is more vulnerable to corruption;

●	consider risks inherent in the nature of the activity of the customer and the possibility that the transaction may itself be a criminal transaction; and

●	pay particular attention to countries or geographical locations of operation with which its customers and intermediaries are connected where they are subject to high levels of organized crime, increased vulnerabilities to corruption and inadequate systems to prevent and detect ML/TF.

As of the date of this annual report, our operations are run in compliance with the Anti-Money Laundering Guideline.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ZYAL (BVI) Limited	British Virgin Islands

ZYCL (BVI) Limited	British Virgin Islands

ZYFL (BVI) Limited	British Virgin Islands

ZYIL (BVI) Limited	British Virgin Islands

ZYNL (BVI) Limited	British Virgin Islands

ZYPL (BVI) Limited	British Virgin Islands

ZYSL (BVI) Limited	British Virgin Islands

ZYTL (BVI) Limited	British Virgin Islands

ZYXL (BVI) Limited	British Virgin Islands

Zhong Yang Financial Services Limited	Hong Kong

Zhong Yang Securities Limited	Hong Kong

Zhong Yang Capital Limited	Hong Kong

WIN100 Management Limited	British Virgin Islands

WIN100 TECH Limited	British Virgin Islands

WIN100 WEALTH LIMITED	British Virgin Islands

Winrich Finance Limited	Hong Kong

Winrich Trust Limited	Hong Kong

TOP 500 SEC PTY LTD	Australia

TOP ASSET MANAGEMENT PTE.LTD.	Singapore

TOP FINANCIAL PTE.LTD.	Singapore

TOP Solar Fund SPC.	Cayman Islands

The following diagram illustrates the corporate structure of TOP Financial Group Limited and its subsidiaries as of the date of this annual report:

TOP Financial Group Limited ("TOP") or ("TFGL") Cayman Islands
100%
ZYSL (BVI) Limited ("ZYSL BVI") British Virgin Islands
100%
Zhong Yang Securities Limited ("ZYSL") Hong Kong
100%
ZYCL (BVI) Limited ("ZYCL BVI") British Virgin Islands
100%
Zhong Yang Capital Limited ("ZYCL") Hong Kong
100%
ZYAL (BVI) Limited ("ZYAL BVI") British Virgin Islands
100%
TOP 500 Sec Pty Ltd. ("TOP 500") Australia
100%
ZYNL (BVI) Limited ("ZYNL BVI") British Virgin Islands
100%
Zhong Yang Financial Services Limited ("ZYFSL") Hong Kong
20%
Winrich Trust Limited ("WINRICH TRUST") Hong Kong
100%
ZYTL (BVI) Limited ("ZYTL BVI") British Virgin Islands
100%
WIN 100 TECH Limited ("WIN 100 TECH") British Virgin Islands
100%
ZYPL (BVI) Limited ("ZYPL BVI") British Virgin Islands
100%
TOP Financial Pte. Ltd. ("TOP FINANCIAL") Singapore
100%
ZYXL (BVI) Limited ("ZYXL BVI") British Virgin Islands
100%
TOP Asset Management Pte. Ltd. ("TOP ASSET MANAGEMENT") Singapore
100%
ZYIL (BVI) Limited ("ZYIL BVI") British Virgin Islands
100%
WIN 100 Wealth Limited ("WIN 100 WEALTH") British Virgin Islands
100%
TOP Solar Fund SPC ("TOP SOLAR FUND") Cayman Islands
100%
WIN 100 Management Limited ("WIN 100 MANAGEMENT") British Virgin Islands
100%
ZYFL (BVI) Limited ("ZYFL BVI") British Virgin Islands
100%
Winrich Finance Limited ("WINRICH") Hong Kong

4.D. Property, Plant and Equipment

Facilities

Our principal executive office is located at 101 Cecil Street, #13-05 Tong Eng Building, Singapore 069533, where TOP Asset Management Pte. Ltd., our subsidiary, leased approximately 808 square feet of office space. We pay a monthly rent in the amount of S$5,300 (approximately US$4,120), which includes rent, service charge and goods and services tax. We believe that we will be able to obtain adequate facilities on reasonable terms principally through leasing, to accommodate our future expansion plans.

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

Overview

We, through our Operating Subsidiaries, are an online provider of securities and futures trading services founded in Hong Kong by a group of experienced professionals and talents. Our goal is to become the preferred trading platform for Asian investors worldwide. We enable our customers to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (“OSE”). We create value for our customers by providing reliable trading platforms, a user-friendly web and app interface, and 24-hour seamless customer support. Our Operating Subsidiaries generate revenues primarily by charging commission fees on futures transactions at a flat rate for each futures transaction contract and trading solution services fees charged at a fixed rate per transaction with a minimum monthly fee. Currently our customers are mainly high volume and frequency trading institutional and individual investors. We launched over-the-counter (OTC) derivatives business and loan business in the year of 2024. While we terminated OTC derivative business in the year of 2025 due to liquidation of brokers of such business in Hong Kong market. For the years ended March 31, 2025 and 2024, we earned income of US$0.8 million and US$0.2 million from loan business, respectively. For the years ended March 31, 2025, we earned income of US$0.1 million and US$0.1 million from OTC derivatives business, respectively.

Our revenues were US$3.3 million, US$8.0 million, and US$9.7 million for the years ended March 31, 2025, 2024 and 2023, respectively. We, through our Operating Subsidiaries, generated net income of US$1.1 million and US$3.4 million for the years ended March 31, 2024 and 2023, respectively. However, we, through our Operating Subsidiaries, generated net loss of US$6.0 million for the years ended March 31, 2025. The net loss for the year ended March 31, 2025 was primarily affected by a decrease in revenues as a result of the slow-down of the economy in Hong Kong, loss incurred in connection with termination of OTC derivative business and an increase in expenditures for our newly acquired subsidiaries in Australia and Singapore. Our management has anticipated the slow-down economy. To mitigate the macroeconomic risks, our management acquired subsidiaries in Singapore and Australia to diversify our business. We expect that our expenditures on the subsidiaries will produce the Company with ideal returns in the future.

We plan to keep our business growing by expanding our customer base to include retail investors of a wider range of wealth within the Asian communities across the globe, by increasing the products we offer to include securities and futures from a larger number of stock exchanges, and by offering services such as asset management, trust services, investor relations and marketing services, corporation and fund consultancy and contract for difference (“CFD”) products.

Recent Developments

On July 9, 2025, the Company and ZYNL (BVI) Limited (“ZYNL”), a subsidiary of the Company, entered into a Share Purchase Agreement (the “Agreement”) with Zhong Yang Financial Services Limited (the “Target”) and the sole shareholder of the Target (“Seller”). The Seller is a company incorporated under the laws of Hong Kong, of which a family member of Ms. Junli Yang, the Chairwoman of the Board of Directors of the Company, and Ms. Yung Yung Lo, the Chief Financial Officer of the Company, hold 71.50% and 8.30% equity interest, respectively. Pursuant to the Agreement, Seller agreed to sell, convey, assign, transfer and deliver to ZYNL, and ZYNL agreed to purchase from Seller, 100% of the equity interest in the Target for a total purchase price of HKD500,000 (approximately USD63,750). The closing of the transaction is conditioned upon completion of due diligence reviews of the Target and any required regulatory approvals.

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

Our ability to retain existing customers and attract new customers in a cost-effective manner

We consider customer churn rate to be an important indicator of our attractiveness to customers. Our total registered customer number increased from 296 as of March 31, 2023 to 329 as of March 31, 2024, and further increased to 355 as of March 31, 2025. In the year ended March 31, 2023, we had 34 revenue-generating accounts in total, including 12 accounts for futures trading, 12 accounts for securities trading, and 10 accounts for trading solution services. In the year ended March 31, 2024, we had 51 revenue-generating accounts in total, including 15 accounts for futures trading, 27 accounts for securities trading and 9 accounts for trading solution services. In the year ended March 31, 2025, we had 52 revenue-generating accounts in total, including 20 accounts for futures trading, 26 accounts for securities trading and 6 accounts for trading solution services.

Our top five customers accounted for 49%, 36% and 42% of our total revenues for the years ended March 31, 2025, 2024 and 2023, respectively. Our customers are mainly sourced by referral through our shareholders’ expansive and expanding social and professional networks of high-net-worth individuals. Currently, we have not incurred significant spending on marketing activities. To expand our business, we aim to diversify our customer base by attracting smaller retail customers who we can charge higher commission rates. We expect to incur expenses in our promotional efforts through different online and offline media channels to increase the number of customer accounts, which can potentially lead to trading volume and revenues.

We currently pursue a niche market strategy in Hong Kong. We established two subsidiaries in Singapore during 2022 and planned to expand to Southeast Asia as the first step in achieving the final goal of becoming the preferred online trading platforms for Asian investors worldwide, including in the United States. As a relatively young firm new to the market, although we face competition from bigger, better capitalized, and well established companies, including other trading firms and banking institutions, our ability to understand and meet our target customers’ needs, coupled with our strong client relationships, allow us to rise to the challenge. Our ability to continuously provide our customers with low-latency trading platforms and high quality services at competitive prices and the outcome of our advertising and marketing activities will affect whether we can retain our existing customers and attract new customers.

Our ability to earn commissions from brokerage services

We charge commission fees for the brokerage services we offer. Our ability to earn commission fees and interest income largely depends on the number of customers on our trading platforms and their trading volume and the commission rates we charge.

It has become increasingly common for online trading platforms to offer free brokerage services. As a provider of brokerage services on chargeable-only trading platforms, we are confident that we can differentiate ourselves from our competitors, as we offer low-latency trading platforms, a wide range of products from multiple exchanges, and quality customer services, and we maintain good relationships with our customers. Rather than prioritizing cost saving, most of our customers are professional customers seeking quality trading platforms to execute their orders timely and accurately.

We anticipate a future possibility of having to lower our commission rates in order to remain competitive, but we believe that a larger trading volume would make up for the effects of lowered commission rates on our revenues. We also plan to develop new sources of income from asset management and contract for difference (“CFD”) products and services, as we have seen the demand for these services by our customers.

Our ability to effectively improve technology infrastructure

Our technological infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technological infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technological infrastructure and compliance capabilities, we are able to serve more consolidated accounts. We also expect cash segregated for regulatory purposes and payables due to customers on our balance sheet to increase significantly as a result of such growth. We intend to invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

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

Contract for Difference (“CFD”)

We are preparing the launch of CFD products and services in the year of 2025. We expect to generate CFD trading revenues from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, we plan to:

i). charge commissions for all CFD transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 and US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients.

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

Trust Services

We are in progress of establishing our trust services business in Hong Kong to provide family trust solutions, encompassing company formation, trust establishment and trust management. We intend to charge one-off trust establishment fees and annual administrative fees for our trust services in accordance with the trust service agreements that we will enter into with our clients.

Investor Relations and Marketing Services

We are in progress of establishing our investor relations and marketing services business to help companies manage their ongoing relationships with shareholders and market their brand. Through creating a corporate account, our corporate clients can livestream their earnings release and product launch campaigns, post business milestones and advertisements, and interact directly with our users. Therefore, we will be able to provide a direct channel for our corporate clients to communicate with their existing and prospective investors and increase their brand and product awareness.

Corporation and Fund Consultancy

We intend to provide professional advisory services on pre-IPO or funds setup for clients in Hong Kong and other jurisdictions. By providing our advice and expertise, we can safely guide our clients through the dynamics of operating and advancing their business in an environment where there is no predefined answer for management.

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

Besides, as required by the SFO, there must be at least two responsible officers per regulated activity, who will supervise our regulated business and assume greater responsibilities over the SFO compliance. To maintain compliance, we have always maintained two to three experienced responsible officers for each regulated activity. To retain our responsible officers and stay compliant with the availability of responsible officers, we offer attractive remuneration packages and align their interests with the Company’s interests.

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

Our ability to strategically position the risks related to doing business in jurisdictions we operate

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

A substantial part of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the economic conditions in Hong Kong and China which are also sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

To remain competitive in an evolving financial landscape, we have been prepared for the future to adopt forward-thinking strategies, including the establishment of diversifying business activities, expanding alternative investments, and enhancing multi-asset trading capabilities that embrace diversification, technology, and global market trends. We must leverage technology, expand into alternative assets, and adapt to regulatory shifts to future-proof our trading and investment strategies. By aligning with global trends and adopting client-first approach, we can secure long-term growth in a dynamic market.

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Years Ended March 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
Futures brokerage commissions	1,830,241	55.0	3,392,853	42.2	4,312,075	44.6
Trading solution services fees	805,833	24.2	2,728,732	34.0	4,396,207	45.3
Trading gains from OTC derivative business	145,579	4.4	118,974	1.5	-	0.0
Interest income from loan business	832,724	25.0	236,556	2.9	-	0.0
Other service revenues	231,356	6.9	278,883	3.5	294,083	3.0
Trading gains (losses)	(1,419,741)	(42.6)	121,964	1.5	193,926	2.0
Interest income and others	903,264	27.1	1,159,143	14.4	499,111	5.1
Total revenues	3,329,256	100.0	8,037,105	100.0	9,695,402	100.0

Futures brokerage commissions

Futures brokerage commissions represent commission income on futures broking that are charged at a fixed rate for each transaction our customers executed through our online trading platforms, all of which are under the consolidated accounts where the customer information is not disclosed to the third-party brokers. We receive commissions from customers and pay the execution and clearing fees to our clearing brokers. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, the trading method, and the trade volume from the particular customer. Commissions from futures broking make up for most of our revenues, at 55.0%, 42.2% and 44.6% of the total revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Trading solution services fees

Commencing in the year of 2021, we provided trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 24.2%, 34.0% and 45.3%, respectively, of total revenues during the year ended March 31, 2025, 2024 and 2023.

Trading gains from OTC derivative business

In November 2023, we launched OTC derivative business. We subscribed for 50% of the structured note portfolio. According to the agreements among us and other holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 65% of total subscription amount, additional deposit call from the other 50% holders may be triggered, and (iii) in the event the net assets of portfolio is below 55% of subscription amount with no additional deposit being replenish the portfolio is terminated. We terminated the OTC derivative business in the year of 2025. For the year ended March 31, 2025 and 2024, we recognized trading gains from OTC derivatives business of US$0.1 million and US$0.1 million, respectively, accounting for 4.4% and 1.5% of total revenues.

Interest income from loan business

For the year ended March 31, 2024, we launched the loan business to third party customers. The business was approved by the Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period. For the year ended March 31, 2025 and 2024, we recognized interest income of US$0.8 million and US$0.2 million from loan business, accounting for 25.0% and 2.9% of total revenues, respectively.

Other service revenues

Other service revenues represent the revenues generated from rendering other financial services including securities brokerage, consulting services, and currency exchange services. We generally receive subscription fees calculated with reference to the amount subscribed by our clients of the structured products. For the years ended March 31, 2025, 2024 and 2023, other service revenues accounted for 6.9%, 3.5% and 3.0% of total revenues, respectively.

Revenues generated from margin financing accounted for 4.7%, 3.3% and 0% of total revenues during the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for the relevant periods.

Trading gains (losses)

We began proprietary trading in US stocks since March 2020, and trading in HK stocks since January 2021. The trading gains (losses) mainly consist of realized and unrealized gains and losses from investment in US stocks, which are included in Securities owned, at fair value. Trading loss make up for negative 42.6% of total revenues for the year ended March 31, 2025. Trading gains make up for 1.5% and 2.0% of total revenues for the year ended March 31, 2024 and 2023.

Interest income and others

During the year ended March 31, 2025, the interest income was comprised of interest income of $0.3 million charged on our clients who traded US stocks, and interests earned on bank deposits.

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

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Years Ended March 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
Commission expenses	1,336,262	40.1	2,324,277	28.9	2,818,124	29.1
Compensation and benefits	1,746,767	52.5	1,361,327	16.9	1,010,460	10.4
Communications and technology	644,656	19.4	719,579	9.0	775,464	8.0
Occupancy	130,734	3.9	133,304	1.7	124,792	1.3
Travel and business development	57,105	1.7	120,114	1.5	188,963	1.9
Professional fees	586,959	17.6	1,825,913	22.7	1,207,552	12.5
Allowance for expected credit loss	2,679,859	85.3	170,643	2.1	-	0.0
Impairment of long-term investment	256,420	7.7	-	0.0	-	0.0
Other administrative expenses	1,713,738	46.7	394,101	4.9	140,784	1.5
Total expenses	9,152,500	274.9	7,049,258	87.7	6,266,139	64.7

Commission expenses

Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We expect that our commission expenses will increase in absolute amount as we expand our brokerage business and offer more products from securities and futures exchanges around the world. We place orders through broker partners except for orders to the Hong Kong Stock Exchange. Commission expenses accounted for 40.1%, 28.9% and 29.1% of our revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Compensation and benefits

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to retirement fund, and share-based compensation expenses to non-executive directors. Compensation and benefits expenses accounted for 52.5%, 16.9% and 10.4% of our revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Communications and technology

Communications and technology expenses represent fees we paid for the use of third party electronic trading systems, including an online stock trading system, an online futures trading system, and another futures trading system that was a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services. Communications and technology expenses accounted for 19.4%, 9.0% and 8.0% of our revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Occupancy

Occupancy expenses are the rental expenses we paid for our office premises, which accounted for around 3.9%, 1.7% and 1.3% of our revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Travel and business development, Professional fees and Other administrative expenses

Travel and business development expenses include overseas and local travelling, and the entertainment expenses. Professional fees are mainly the service fees for auditing, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Other administrative expenses primarily consist of fees paid to the Stock Exchange of Hong Kong and Chicago Mercantile Exchange, business entertainment expenses, exchange difference, depreciation expense, finance costs and other miscellaneous expenses such as utilities. In the year ended March 31, 2025, we also recorded the one-off expenses we compensated for the losses incurred by our OTC derivatives customers. All of these expenses accounted for 66.0%, 31.2% and 15.9% of our revenues for the years ended March 31, 2025, 2024 and 2023, respectively.

Allowance for expected credit loss

For the year ended March 31, 2025, the Company provided allowance for expected credit loss of approximately $2.6 million on receivables from customers and approximately $0.2 million on loans receivables, respectively. For the year ended March 31, 2024, the Company provided allowance for expected credit loss of approximately $0.2 million on loans receivable. For the year ended March 31, 2023, the Company did not provide allowance for expected credit losses.

Impairment of long-term investment

For the year ended March 31, 2025, the Company provided impairment of approximately $0.3 million against investment in a limited partnership, over which the Company held 20% partnership interest. During the year ended March 31, 2025, the limited partnership make investment in an investee which incurred significant loss for the year of 2025 and presented accumulated loss as of March 31, 2025. The Company assessed that the decline in fair value of long-term investment to be other-than-temporary.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends to our shareholders.

Hong Kong

ZYSL, ZYCL and Winrich are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2025, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL, ZYCL and Winrich are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Results of Operations

Year ended March 31, 2025 compared with year ended March 31, 2024

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2025 and 2024 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Years Ended March 31,
	2025	2024
Revenues
Futures brokerage commissions	$1,830,241	$3,392,853
Trading solution service revenues	805,833	2,728,732
Trading gains from over-the-counter (“OTC”) derivatives business	145,579	118,974
Interest income from loan business	832,724	236,556
Other service revenues	231,356	278,883
Trading gains (losses)	(1,419,741)	121,964
Interest income and other	903,264	1,159,143
Total revenues	3,329,256	8,037,105

Expenses
Commission expenses	1,336,262	2,324,277
Compensation and benefits	1,746,767	1,361,327
Communications and technology	644,656	719,579
Occupancy	130,734	133,304
Travel and business development	57,105	120,114
Professional fees	586,959	1,825,913
Allowance for expected credit loss	2,679,859	170,643
Impairment of long-term investment	256,420	-
Other administrative expenses	1,713,738	394,101
Total expenses	9,152,500	7,049,258

Income (loss) before income taxes	(5,823,244)	987,847
Income tax benefits (expense)	(146,104)	63,692
Net income (loss)	$(5,969,348)	$1,051,539

Revenues

Total revenues decreased by 58.6% from US$8.0 million in year ended March 31, 2024 to US$3.3 million in the year ended March 31, 2025. The decrease was mainly driven by a decrease of US$0.9 million in futures brokerage service revenues, a decrease of US$1.6 million in futures brokerage commission, a decrease of US$1.9 million in trading solution services, and a change from trading gain of US$0.1 million for the year ended March 31, 2024 to a trading loss of US$1.4 million for the year ended March 31, 2025.

Futures brokerage commissions – Futures brokerage commissions decreased by US$1.6 million, or 46.1% from US$3.4 million for the year ended March 31, 2024 to US$1.8 million for the year ended March 31, 2025. The decrease in futures brokerage commission was caused by a decrease in futures contract volume on our platform from 2.27 million for the year ended March 31, 2024 to 1.11 million for the year ended March 31, 2025, despite an increase in average commission rate over trading volumes from US$1.50 for the year ended March 31, 2024 to US$ 1.64 for the same period of 2025.

Trading solution services fees – Trading solution service fees decreased by 70.5% from US$2.7 million for the year ended March 31, 2024 to US$0.8 million for the year ended March 31, 2025. The decrease was mainly because of decreased service requirement from our customers due to underperforming condition in Hong Kong stock market. For the year ended March 31, 2025 and 2024, the Company generated revenues of US$0.8 million and US$2.7 million, respectively, from provision of trading solution services to 6 and 9 customers.

Trading gains from OTC derivatives business – We launched OTC derivative business in the year ended March 31, 2024. However due to liquidation of certain OTC derivative brokers in Hong Kong markets, we determined to terminate such business to prevent further credit losses incurred by our customers. For the years ended March 31, 2025 and 2024, we recognized trading gains of US$0.1 million and US$0.1 million from distribution of dividends from the structured note portfolio.

Interest income from loan business – We launched loan business in the year ended March 31, 2024. We recognized interest income from loan business, using straight-line method. For the year ended March 31, 2025 and 2024, we recognized interest income of US$0.8 million and US$0.2 million from loan business, respectively. The increase in interest income is due to expansion of loan business in the year of 2025. During the year ended March 31, 2025 and 2024, we disbursed loans of US$8.3 million and US$4.0 million, respectively, to customers.

Other service revenues – Other service revenues were stable at US$0.2 million and US$0.3 million in the years ended March 31, 2025 and 2024, respectively.

Trading gains – Trading gains were firstly recognized as proprietary trading business started in March 2020. We had trading losses of US$1.4 million for the year ended March 31, 2025 as compared to trading gains of US$0.1 million in the year ended March 31, 2024, which was mainly driven by the fluctuating market condition of the US stock market.

Interest income and others – Interest income and others decreased from US$1.2 million in the year ended March 31, 2024 to US$0.9 million in the year ended March 31, 2025. The decrease was attributable to decrease in bank interest income with decrease in cash balance.

Expenses

Commission expenses – Commission expenses decreased from US$2.3 million for the year ended March 31, 2024 to US$1.3 million for the year ended March 31, 2025. The decrease in commission expenses was in line with the decrease in futures brokerage commission income for the years ended March 31, 2025 and 2024.

Compensation and benefits – Compensation and benefits increased by 28.3% from US$1.4 million in the year ended March 31, 2024 to US$1.7 million in the year ended March 31, 2025, which was mainly caused by increase of headcount as we employed more staff in our Australia and Singapore offices.

Professional fees – Professional fees decreased by 67.9% from US$1.8 million in the year ended March 31, 2024 to US$0.6 million in the year ended March 31, 2025. The higher professional fees for the year ended March 31, 2024 were primarily due that more professional expenses relating to IPO, including legal expenses and consulting expenses, were expensed in the year ended March 31, 2024.

Allowance for expected credit loss – As compared with allowance for expected credit loss for the year ended March 31, 2024, the allowance for expected credit loss increased by approximately $2.7 million, which was primarily due to allowance of approximately $2.6 million against receivable from customers due to long aging.

Impairment of long-term investment – For the year ended March 31, 2025, the Company provided impairment of approximately $0.3 million against investment in a limited partnership. During the year ended March 31, 2025, the limited partnership make investment in an investee which incurred significant loss for the year of 2025 and presented accumulated loss as of March 31, 2025. The Company assessed that the decline in fair value of long-term investment to be other-than-temporary and provided full impairment against the investment in the limited partnership. For the year ended March 31, 2024, the Company did not provide impairment against long-term investments.

Other administrative expenses – Other administrative expenses increased by 294.3% from US$0.4 million in the year ended March 31, 2024 to US$1.6 million in the year ended March 31, 2025. The increase was primarily because we compensated losses of US$1.5 million incurred by our OTC derivatives customers when we terminated the OTC derivative business.

Income (loss) before income taxes

We had a loss before income taxes of US$5.8 million and an income before income taxes of US$1.0 million in the years ended March 31, 2025 and 2024, respectively. Our operating margin was negative 174.9% and positive 12.3% in the year ended March 31, 2025 and 2024, respectively.

Income tax benefits (expense)

We had income tax expenses of approximately US$0.1 million and income tax benefits of US$63,692 for the year ended March 31, 2025 and 2024, respectively. The change in income tax benefits (expenses) was primarily due to an increase in the onshore profit generated by ZYSL and Winrich Finance in the year ended March 31, 2025.

Net income (loss)

As a result of the foregoing, we reported net loss of US$6.0 million and net income of US$1.1 million for the years ended March 31, 2025 and 2024, respectively.

Year ended March 31, 2024 compared with year ended March 31, 2023

The following table sets forth a summary of our consolidated results of operations for the years ended March 31, 2024 and 2023 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

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

Professional fees – Professional fees increased by 51.2% from US$1.2 million in the year ended March 31, 2023 to US$1.8 million in the year ended March 31, 2024. The increase in professional fees was primarily more professional expenses, such as legal expenses and consulting expenses, was expensed for the year ended March 31, 2024 because these expenses were capitalized before the closing of IPO in June 2022.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31,
	2025	2024
Assets
Cash and cash equivalents	$12,227,380	$25,919,945
Restricted cash	2,947,556	12,777,148
Receivables from broker-dealers and clearing organizations	12,023,559	4,002,982
Receivables from customers	496,823	3,510,142
Loans receivable, net	12,306,331	4,654,635
Loan receivable due from a related party, net	-	1,548,088
Securities owned, at fair value	531,189	946,619
Foreign currency forward contracts	-	468,919
Fixed assets, net	434,024	458,503
Intangible assets, net	64,268	63,890
Right-of-use assets	269,664	59,689
Long-term investments	3,647,784	2,004,204
Deposit for long-term investment	500,000	-
Available-for-sale investments	968,398	991,862
Income tax recoverable	-	78,111
Other assets	382,782	158,106
Total assets	$46,799,758	$57,642,843

Liabilities and shareholders’ equity
Payable to customers	$10,977,549	$10,256,270
Payable to holders of structured notes	-	6,139,179
Income tax payable	67,775	-
Accrued expenses and other liabilities	598,264	651,663
Lease liabilities	270,866	64,826
Total liabilities	11,914,454	17,111,938

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

The total balance of cash, cash equivalents and restricted cash decreased from US$38.7 million as of March 31, 2024 to US$15.2 million as of March 31, 2025, primarily as a result of net cash of US$14.5 million used in operating activities and net cash of US$9.4 million used in investing activities.

Loans receivable

As of March 31, 2025 and 2024, loans receivable consisted for the following:

	As of March 31,
	2025	2024
Receivable due from customers holding US stocks or HK stocks (i)	$610,296	$519,311
Less: allowance for expected credit loss on receivable due from customers holding US stocks or HK stocks	(261,342)	(11,240)
	348,954	508,071
Loans receivable (ii)	11,957,377	4,146,564
	$12,306,331	$4,654,635

(i)	The balance due from customers holding US stocks or HK stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks or HK stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully pay the balance to the Company before they sold these stocks. For the year ended March 31, 2025 and 2024, the Company provided expected credit loss of US$0.2 million and US$11,240 against the receivables due from these customers because the fair value of the stocks were below the receivables due from the customers.

(ii)

Loans receivable arose from loan business, which was approved by Hong Kong Licensing Court under the Money Lenders Ordinance and was launched during the year ended March 31, 2024. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. As compared with the balance as of March 31, 2024, the loans receivable as of March 31, 2025 increased by US$7.8 million, which was a result of the Company’s efforts in expanding customers for the new business. For the year ended March 31, 2025 and 2024, the Company recognized interest income of US$0.8 million and US$0.1 million from the loan business.

As of March 31, 2025, the loans receivables were comprised of principal of US$11.3 million and interest of US$0.7 million, respectively. As of March 31, 2024, the loans receivables were comprised of principal of US$4.0 million and interest of US$0.1 million, respectively.

Receivables from customers

Receivables from customers include the trading solution services fees due from customers once the transactions have been executed and completed. As compared with the balance as of March 31, 2024, the receivables due from trading solution services decreased by 86% to US$0.5 million as of March 31, 2025. The decrease in the balance as of March 31, 2025 was due to (i) the decrease in revenues from trading solution services during the year ended March 31, 2025, and (ii) provision of expected credit loss of approximately $2.6 million against receivable from customers during the year ended March 31, 2025 as a result of long-aging receivable balance.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers, which are repayable on demand subsequent to settlement date. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Generally, our receivables from broker-dealers and clearing organizations change daily depending on various factors, including the trading volume in net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. Our receivables from broker-dealers and clearing organizations increased by 200% from US$4.0 million as of March 31, 2024 to US$12.0 million as of March 31, 2025, mainly due to such daily fluctuations.

Securities owned, at fair value

Securities owned, at fair value, mainly represented investments in both US stocks, all of which are on S&P500 index, and in HK stocks.

Payable to holders of structured notes

Payables to holders of structured notes arise from the OTC derivatives business which was launched in the year ended March 31, 2024. The holders subscribed for structured notes by depositing investment amount to the Company’s account. The payables to holders of structured note represent outstanding payables due to the holders of structured notes, which was calculated by the principal amount plus gains or minus losses arising from the investments in OTC derivatives business. The Company terminated investments in OTC derivative business and settled the outstanding payables to holders of structure notes. As of March 31, 2025 and 2024, we had outstanding payables of US$nil and US$6.1 million due to holders of structured notes, respectively.

Payables to customers

Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers. Our payables to customers change daily depending on various factors, including the trading volume, net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. The balances as of March 31, 2025 and 2024 kept stable at US$11.0 million and US$10.3 million, respectively.

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

As of March 31, 2025, we had US$15.2 million in cash, cash equivalents and restricted cash, out of which US$10.5 million was held in U.S. dollars and the rest was held in Hong Kong dollars and other currencies. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

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

Company	Type of regulated activities governed by the HKSFC	Minimum amount of paid-up capital	Required liquid capital
ZYSL	Type 1 and 2	$5,321,000	$385,609 or (i)
ZYCL	Type 4, 5 and 9	$642,700	$385,609 or (i)

(i)	for company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

As of March 31, 2025 and 2024, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

	For the Years Ended March 31,
	2025	2024	2023

Net cash (used in) provided by operating activities	$(14,471,221)	$17,758,444	$(6,031,451)
Net cash used in investing activities	(9,361,665)	(1,280,187)	(6,542,863)
Net cash provided by financing activities	-	4,389,992	22,500,871
Net change in cash, cash equivalents and restricted cash	(23,832,886)	20,868,249	9,926,557
Effect of exchange rates on cash, cash equivalents and restricted cash	310,729	(17,049)	(37,423)
Cash, cash equivalents and restricted cash, beginning of year	38,697,093	17,845,893	7,956,759
Cash, cash equivalents and restricted cash, end of year	$15,174,936	$38,697,093	$17,845,893

Operating activities

Net cash used in operating activities in the year ended March 31, 2025 was US$14.5 million, as compared to the net loss of US$6.0 million. The difference was primarily attributable to non-cash item of provision of expected credit losses of approximately $2.8 million and impairment of approximately $0.3 million against long-term investment, and changes in operating assets and liabilities including (i) a decrease of US$1.6 million in receivables due from related party customers as a result of collection of our related party customers, (ii) an increase of US$8.0 million in receivables from broker-dealers and clearing organizations, (iii) a decrease of US$6.1 million in payables to customers because we terminated OTC derivative business in the year of 2025.

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

Net cash used in operating activities in the year ended March 31, 2023 was US$6.0 million, as compared to the net profit of US$3.4 million. The difference was primarily attributable to (i) an increase of US$2.6 million in accounts receivable due from customers as a result of increase in revenues from trading solution services and receivables due from customers who held US stocks under the Company’s custodian, (ii) an increase of US$1.5 million in accounts receivable due from a related party who held US stocks under the Company’s custodian, (iii) an increase of US$3.9 million in loans receivable from customers, (iv) an increase of US$1.5 million in securities owned, at fair value as we increased investments, and (v) an increase of US$0.9 million in other assets.

Investing activities

Net cash used in investing activities in year ended March 31, 2025 was US$9.4 million, which was comprised of investments of US$2.4 million in three privately held companies and disbursed loans of US$7.0 million to customers which was a new business launched in the year of 2024.

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

Financing activities

We did not report cash flow provided by or used in financing activities for the year ended March 31, 2025.

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

Futures brokerage commissions

We earn fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. When a customer executes a futures transaction through our platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of our revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. We recognize revenues on a gross basis as we are determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebates as trading incentives to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebate on the commission charge to specific customer with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. No client has reached the target volume in the past 3 years, and no volume rebates offered during the years ended March 31, 2025, 2024 and 2023.

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

Trading gains and losses along with interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the (1) investment in OTC derivative business. We subscribed for 50% of the structured note portfolio. According to the agreements among the holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, we are entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 55% of total subscription amount, and (iii) in the event the net assets of portfolio is below 55% of subscription amount, the portfolio is terminated. We terminated the investment in OTC derivative business in the year ended March 31, 2025; and (2) US common stocks, which are included in Securities owned, at fair value.

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

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of the consolidated financial statements included elsewhere in this report.

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

Inflation

Inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was an increase of 1.4%, 2.0% and 1.7% for fiscal years ended March 31, 2025, 2024 and 2023, respectively. Although we have not been affected by inflation in the past, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Ka Fai Yuen	51	Chief Executive Officer and Director
Yung Yung Lo	43	Chief Financial Officer
Jennifer Hoi Ling Tam	48	Chief Operating Officer
Junli Yang	47	Director (Chairwoman)
Anthony S. Chan	61	Independent Director
Mau Chung Ng	67	Independent Director
Mei Cai	45	Independent Director

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

Jennifer Hoi Ling Tam has served as our Chief Operating Officer since February 1, 2021. She has more than 15 years of marketing and operations experience in the financial service industry. Ms. Tam has been acting as the operation and settlement manager of ZYSL since May 2017. Her activities include monitoring operation and daily settlement, reconciliation, transaction substantiation and records keeping. Her responsibilities also include overseeing all transactions and imply proper procedures to comply with investment policies, internal guidelines, and related regulatory requirements. She worked as a manager of Wealth Management Division for Kaiser Financial Group Company Limited from January 2017 until April 2017 and also served as an assistant manager of Wealth Management Division for Kaiser from July 2016 until January 2017. From April 2012 until September 2016, she worked for MassMutual Asia Limited as an assistant unit manager and she also worked for South China Financial Holdings Limited since September 2006. Ms. Tam received a Bachelor of Business Administration and a Higher Diploma in Business Studies from the Open University of Hong Kong in 2003 and 2001 respectively.

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

Anthony S. Chan has served as a director and as the chairman of our audit committee since May 31, 2022. Mr. Chan is a Certified Public Accountant registered with the State of New York and a seasoned executive with over 35 years of professional experience in auditing, financial reporting and business advisory. Mr. Chan has served as President and Co-founder of CA Global Consulting Inc. since 2014 and as Director of Assurance and Advisory Services of Wei, Wei & Co., LLP, a PCAOB-registered public accounting firm in New York, since February 2020. From November 2021 to November 2024, Mr. Chan served as the Chief Financial Officer of Sharing Services Global Corporation (OTC: SHRG) and from February 2022 to March 2024, Mr. Chan served as the Chief Operating Officer of Alset Inc. (Nasdaq: AEI). From July 2019 to January 2020, Mr. Chan served as the CFO of SPI Energy Co. Ltd. (Nasdaq: SPI). From October 2017 to March 2019, Mr. Chan served as the CFO of Helo Corp. (OTC: HLOC). From September 2013 to November 2015, Mr. Chan served as Executive Vice President, Director and Acting CFO of Sino-Global Shipping America, Ltd. In addition, Mr. Chan was partner at three full-service CPA firms in New York, including UHY LLP (from September 2012 to August 2013), Friedman LLP (from September 2011 to July 2012) and Berdon LLP (from February 2005 to August 2011). Prior to that, he held executive and professional positions at various U.S. based companies including Primedia Inc, National Broadcasting Company, Arthur Anderson, KPMG, and PwC. Mr. Chan holds an MBA in Finance and Investments from Baruch College of the City University of New York, and a Bachelor of Arts in Accounting and Economics from Queens College of the City University of New York.

Mau Chung Ng has served as a director and as the chairman of our compensation committee since May 31, 2022. Mr. Ng has approximately 15 years of experience in the areas of retails financial investment and stock and futures brokerage as a shareholder and director of various companies. He is also experienced in Asian Currency Unit, off-balance-sheet and USD telegraphic transfer. Mr. Ng was awarded an Executive Master of Business Administration by Sun Yat-Sen University in 2011. He graduated from East China Normal University with a postgraduate qualification in International Finance and Chinese Securities Investment in 2004. Mr. Ng is currently a director and executive manager of Lucky Leader Gold Trader Limited. He was the chairperson of Hong Kong Precious Metals Traders Association from 2017 to 2018. Mr. Ng is also now the Honorary Vice-President of Hong Kong Police College (Aberdeen) Staff Club and the Honorary President of the Hong Kong Fire Services Department Community Emergency Responder Honorary Presidents’ Association (Kwai Tsing District).

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

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2025, we paid an aggregate of HK$3,997,885 (US$510,938) as compensation to our directors and executive officers as well as an aggregate of HK$50,770 (US$6,489) contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

For the fiscal year ended March 31, 2024, we paid an aggregate of HK$3,997,885 (US$510,938) as compensation to our directors and executive officers as well as an aggregate of HK$50,770 (US$6,489) contributions to the MPF.

For the fiscal year ended March 31, 2023, we paid an aggregate of HK$2,646,072 (US$339,253) as compensation to our directors and executive officers as well as an aggregate of HK$49,910 (US$6,399) contributions to the MPF.

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

6.D. Employees

We had 18 employees as of March 31, 2025. We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Class A Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 27,068,205 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Each Class B Ordinary Share is entitled to fifty (50) votes, whereas each Class A Ordinary Share is entitled to one (1) vote.

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

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Beneficially Owned		Beneficially Owned		Beneficially Owned
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Junli Yang, Director (Chairwoman)(1)(2)	20,000,000	73.9%	10,000,000	100.0%	520,000,000	98.7%
Ka Fai Yuen, CEO	-	-	-	-		-
Yung Yung Lo, CFO(2)	1,212,000	4.5%	606,000	6.1%	31,512,000	6.0%
Jennifer Hoi Ling Tam, COO	-	-	-	-	-	-
Anthony S. Chan, Independent Director	22,735	*	-	-	22,735	*
Mau Chung Ng, Independent Director	22,735	*	-	-	22,735	*
Mei Cai, Independent Director	22,735	*	-	-	22,735	*
All Directors and Executive Officers as a Group (7 people)	20,068,205	74.1%	10,000,000	100.0%	520,000,000	98.7%

Principal Shareholders holding 5% or more:
Zhong Yang Holdings (BVI) Limited(1)(2)	20,000,000	73.9%	10,000,000	100.0%	10,000,000	98.7%

*	less than 1%

(1)	Represents 20,000,000 Class A Ordinary Shares held by Zhong Yang Holdings (BVI) Limited and 10,000,000 Class B Ordinary Shares directly held by Ms. Junli Yang.

(2)	Zhong Yang Holdings (BVI) Limited is a company incorporated in the British Virgin Islands. Junli Yang owns 82.3% of the equity interest in Zhong Yang Holdings (BVI) Limited. Yung Yung Lo holds 6.06% of the equity interest in Zhong Yang Holdings (BVI) Limited. Ji An holds 8.68% of the equity interest in Zhong Yang Holdings (BVI) Limited. Jian Li, and Hong Chen each owns less than 2% of the equity interest in Zhong Yang Holdings (BVI) Limited. Junli Yang is the sole director of Zhong Yang Holdings (BVI) Limited and has the power to direct the voting and disposition of the Class A Ordinary Shares held by Zhong Yang Holdings (BVI) Limited. Junli Yang may be deemed the beneficial owner of all Class A Ordinary Shares held by Zhong Yang Holdings (BVI) Limited.

(3)	Each Class B Ordinary Share is entitled to fifty (50) votes, whereas each Class A Ordinary Share is entitled to one (1) vote.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Compensation Recovery Policy during the fiscal year ended March 31, 2025.

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

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Before September 2022, we leased premises were leased from Zhong Yang Holdings Limited (the Predecessor Parent Company), which is owned by the same group of shareholders as Zhong Yang Holdings (BVI) Limited. Zhong Yang Holdings Limited has proper authorization from the titleholder to sublease the property. During the fiscal years ended March 31, 2025, 2024 and 2023, we paid rental expenses to the Predecessor Parent Company in the amount of $nil, $nil and $54,510, respectively.

During the year ended March 31, 2025, 2024 and 2023, we generated interest income in the amount of $169,549, $179,217 and $96,801, respectively, from margin financing services, brokerage services, and handling services provided to Mr. Huaixi Yang, an immediate family member of Ms. Junli Yang, the Chairwoman of the Board.

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

On July 9, 2025, the Company and ZYNL (BVI) entered into a share purchase agreement with Zhong Yang Financial Services Limited and the sole shareholder of Zhong Yang Financial Services Limited, ZYHL, pursuant to which ZYHL agreed to sell, convey, assign, transfer and deliver to ZYNL (BVI), and ZYNL (BVI) agreed to purchase from ZYHL, 100% of the equity interest in Zhong Yang Financial Services Limited for a total purchase price of HKD500,000 (approximately USD63,750). ZYHL is a company incorporated under the laws of Hong Kong, of which a family member of Ms. Junli Yang, the Chairwoman of the Board of Directors of the Company, and Ms. Yung Yung Lo, the Chief Financial Officer of the Company, hold 71.50% and 8.30% equity interest, respectively.

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

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “TOP.”

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

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable. We must provide notice of at least five days exclusive of the date service is deemed to take place, stating the place, the day and the hour of the general meeting and the general nature of that business, to such persons who are entitled to receive such notices from the Company. Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 10% of the paid-up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding in aggregate not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved, and in any other case, it shall stand adjourned to the same day in the next week, at the same time and place or to such other time or such other place as the directors may determine, and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present and entitled to vote shall be a quorum. At every meeting, if no director is willing to act as chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the shareholders present shall choose one of their number to be the chairman of the meeting.

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

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, if there be more than two directors shall be two, and if there is only one director shall be one. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid-up capital at the commencement of the winding up, the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may with the like sanction also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall, with the like sanction, think fit, but so that no shareholder will be compelled to accept any shares or other securities upon which there is a liability.

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

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of our amended and restated memorandum and articles of association, we may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. The Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the U.S. Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the repurchase of any share may be paid out of our Company’s profits, or out of the share premium account, or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company. In addition, under the Companies Act and our amended and restated memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in U.S. dollars, Hong Kong dollars and Euro. We have not used any derivative financial instruments to hedge exposure to such risk. Financial instruments held for proprietary trading are denominated in Hong Kong dollars, U.S. dollars and EURO. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our Class A Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Hong Kong dollar as well as between U.S. dollar and EURO because a substantial portion of our operating costs and expenses is effectively denominated in EURO, while our Class A Ordinary Shares will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of March 31, 2025, 2024 and 2023, however management monitors movements in exchange rates closely.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 259441), as amended, including the annual report contained therein, which registered 5,000,000 Class A Ordinary Shares and was declared effective by the SEC on May 31, 2022, for our initial public offering, which completed on June 3, 2022, at an initial offering price of US$5.00 per Ordinary Share. Univest Securities, LLC was the representative of the underwriters.

In connection with the issuance and distribution of the Class A Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$2.16 million, which included US$1.75 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$22.8 million from our initial public offering.

As of the date of this annual report, we have used US$128,000 of the net proceeds received from our initial public offering for management and employee incentives and general corporate purposes, $6 million for investment in financial products, $1.9 million for the development of OTC derivatives business, $5.5 million to facilitate loan business, $4.4 million for capital injection to brokerage business, $0.77 million for company acquisition, and $2.2 million for professional fee, $0.7 million for the development of asset management business. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

The following “Use of Proceeds” information relates to the registered direct offering registered under the Securities Act of 1933, as amended, pursuant to a prospectus supplement to the Company’s registration statement on Form F-3 (File No. 333-273066), which was initially filed with the SEC on June 30, 2023 and declared effective on September 29, 2023. We sold and issued 2,000,000 Class A Ordinary Shares, and warrants to purchase up to an aggregate of 2,000,000 Class A Ordinary Shares at $2.75 per share, subject to adjustments thereunder, including a reduction in the exercise price, in the event of a subsequent offering at a price less than the then current exercise price, to the same price as the price in such offering (the “Warrants”) at a purchase price of $2.50 per Ordinary Share and accompanying Warrant. The Warrants were exercisable immediately upon issuance and expired three (3) months from the date of issuance, at an initial offering price of US$5.00 per Ordinary Share. Univest Securities, LLC acted as the placement agent of this Offering. The registered direct offering was closed on February 14, 2024.

In connection with the issuance and distribution of the Class A Ordinary Shares and Warrants in the registered direct offering, our expenses incurred and paid to others totaled approximately US$610,000, which included US$500,000 for placement agent’s commissions and expense reimbursement. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$4.39 million from the registered direct offering.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of formal policies and procedures for the CECL process, including insufficient estimation and review process, inadequate support for key assumptions and documentation, and deficiencies in quantitative factor adjustments.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2025.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

YCM CPA Inc. was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended March 31, 2025, 2024 and 2023. Audit services provided by YCM CPA Inc. for fiscal years ended March 31, 2025, 2024 and 2023 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by YCM CPA Inc., our independent registered public accounting firm, for the periods indicated.

	Year Ended March 31,
Services	2025	2024	2023
	US$	US$	US$
Audit Fees(1) - YCM CPA Inc.	189,000	189,000	189,000
Total	189,000	189,000	189,000

(1)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

ITEM 16K. Cybersecurity

Our Board of Directors is responsible for reviewing the Company’s cybersecurity risk management and control systems in relation to the financial reporting by the Company, including the Company’s cybersecurity strategy. We maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes. We assess and manage our cybersecurity risks through our Information Technologies (“IT”) Committee, which is integrated by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer presents to our Board of Directors, on a yearly basis, the work carried out on the identification, categorization, and mitigation procedures put in place in relation to the most relevant risks of the company, including cybersecurity risks. In this sense, risks related to cybersecurity have been categorized as “high relevance” for the Company.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of TOP Financial Group Limited (incorporated by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on June 25, 2025)

2.1*	Description of Securities

2.2	Form of Warrant (incorporated by reference to Exhibit 4.1 to our report on Form 6-K filed with the SEC on February 13, 2024)

4.1	Employment Agreement by and between TOP Financial Group Ltd. and Yung Yung Lo dated February 1, 2021 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.2	Employment Agreement by and between TOP Financial Group Ltd. and Jennifer Tam Hoi Ling dated May 22, 2017 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.3	Employment Agreement by and between TOP Financial Group Ltd. and Junli Yang dated August 1, 2019 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.4	Employment Agreement by and between TOP Financial Group Ltd. and Ka Fai Yuen dated April 10, 2017 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.5	Service Level Agreement between TOP Securities Limited and 2GoTrade Limited dated December 12, 2017 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.6	English Translation of the Esunny International Financial Derivatives Trading Analysis System Sales Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated December 13, 2016 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.7	English Translation of the System Operation Service Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated December 13, 2016 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.8	English Translation of the Epolestar Intelligent Platform v9.0 Licensing Service Contract between Zhong Yang Securities Limited and Zhengzhou Esunny Information Technology Co., Ltd. dated May 23, 2017 (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.9	Form of Indemnification Agreement with directors and officers (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

4.10	License Agreement between Junli Yang and WIN100 TECH Limited, dated August 11, 2022 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F filed with the SEC on August 16, 2022)

4.11	Share Purchase Agreement by and among PRO800 Limited, TOP 500 SEC PTY LTD, ZYAL (BVI) Limited and TOP Financial Group Limited, dated August 31, 2022 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on September 1, 2022)

4.12	Share Purchase Agreement by and among Junli Yang, WIN100 WEALTH LIMITED, ZYIL (BVI) Limited and TOP Financial Group Limited, dated February 9, 2023 (incorporated by reference to Exhibit 4.12 to our report on Form 20-F filed with the SEC on June 30, 2023)

4.13	Form of Placement Agency Agreement (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on February 13, 2024)

4.14	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to our report on Form 6-K filed with the SEC on February 13, 2024)

4.15	Service Agreement between Zhong Yang Securities Limited and Long Bridge Technology HK Limited, dated February 28, 2023 (incorporated by reference to Exhibit 4.15 to our report on Form 20-F filed with the SEC on July 30, 2024)

4.16	Share Purchase Agreement by and among Zhong Yang Holdings Limited, Zhong Yang Financial Services Limited, ZYNL (BVI) Limited and TOP Financial Group Limited, dated July 9, 2025 (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on July 21, 2025)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-259441), as amended, initially filed with the SEC on September 10, 2021)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our report on Form 20-F filed with the SEC on June 30, 2023)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of YCM CPA Inc.

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our report on Form 20-F filed with the SEC on July 30, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP Financial Group Limited

By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer and Director

Date: August 13, 2025

TOP FINANCIAL GROUP LIMITED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

TOP Financial Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TOP Financial Group Limited and subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended March 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended March 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ YCM CPA Inc.

We have served as the Company’s auditor since 2022.

PCAOB ID 6781

Irvine, California

August 13, 2025

TOP Financial Group Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2025	2024
Assets
Cash and cash equivalents	$12,227,380	$25,919,945
Restricted cash	2,947,556	12,777,148
Receivables from broker-dealers and clearing organizations	12,023,559	4,002,982
Receivables from customers	496,823	3,510,142
Loans receivable, net	12,306,331	4,654,635
Loan receivable due from a related party, net	-	1,548,088
Securities owned, at fair value	531,189	946,619
Foreign currency forward contracts	-	468,919
Fixed assets, net	434,024	458,503
Intangible assets, net	64,268	63,890
Right-of-use assets	269,664	59,689
Long-term investments	3,647,784	2,004,204
Deposit for long-term investment	500,000	-
Available-for-sale investments	968,398	991,862
Income tax recoverable	-	78,111
Other assets	382,782	158,106
Total assets	$46,799,758	$57,642,843

Liabilities and shareholders’ equity
Payable to customers	$10,097,213	$10,256,270
Payable to customers – a related party	880,336	-
Payable to holders of structured notes	-	6,139,179
Income tax payable	67,775	-
Accrued expenses and other liabilities	598,264	651,663
Lease liabilities	270,866	64,826
Total liabilities	11,914,454	17,111,938

Commitments and contingencies

Shareholders’ Equity

Class A Ordinary shares (par value $0.001 per share, 900,000,000 shares and 900,000,000 shares authorized; 37,044,475 and 37,015,807 shares issued and outstanding at March 31, 2025 and 2024, respectively)	37,046	37,017
Class B Ordinary shares (par value $0.001 per share, 100,000,000 shares and 100,000,000 shares authorized; nil and nil shares issued and outstanding at March 31, 2025 and 2024, respectively)	-	-
Additional paid-in capital	28,976,144	28,903,950
Retained earnings	5,744,465	11,713,813
Accumulated other comprehensive income (loss)	127,649	(123,875)
Total shareholders’ equity	34,885,304	40,530,905

Total liabilities and shareholders’ equity	$46,799,758	$57,642,843

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

Consolidated Statements of Operations and Comprehensive (Loss) Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended March 31,
	2025	2024	2023
Revenues
Futures brokerage commissions	$1,830,241	$3,392,853	$4,312,075
Trading solution service revenues	805,833	2,728,732	4,396,207
Trading gains from over-the-counter (“OTC”) derivatives business	145,579	118,974	-
Interest income from loan business	832,724	236,556	-
Other service revenues	231,356	278,883	294,083
Trading gains (losses)	(1,419,741)	121,964	193,926
Interest income and other	903,264	1,159,143	499,111
Total revenues	3,329,256	8,037,105	9,695,402

Expenses
Commission expenses	1,336,262	2,324,277	2,818,124
Compensation and benefits	1,746,767	1,361,327	1,010,460
Communications and technology	644,656	719,579	775,464
Occupancy	130,734	133,304	124,792
Travel and business development	57,105	120,114	188,963
Professional fees	586,959	1,825,913	1,207,552
Allowance for expected credit loss	2,679,859	170,643	-
Impairment of long-term investment	256,420	-	-
Other administrative expenses	1,713,738	394,101	140,784
Total expenses	9,152,500	7,049,258	6,266,139

Income (loss) before income taxes	(5,823,244)	987,847	3,429,263
Income tax benefits (expense)	(146,104)	63,692	(31,520)
Net income (loss)	(5,969,348)	1,051,539	3,397,743

Other comprehensive income (loss)
Total foreign currency translation adjustment	251,524	(205,352)	115,501
Total comprehensive (loss) income	$(5,717,824)	$846,187	$3,513,244

Earnings (loss) per share:
Basic and diluted	$(0.16)	$0.03	$0.10

Weighted average number of ordinary shares outstanding:
Basic and Diluted	37,031,391	32,278,485	34,165,920

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of March 31, 2022	30,000,000	$30,000	$2,934,595	$7,264,531	$(34,024)	$10,195,102
Issuance of ordinary shares pursuant to initial public offering (“IPO”), net of offering cost	5,000,000	5,000	22,487,840	-	-	22,492,840
Share-based compensation	4,635	5	50,132	-	-	50,137
Repurchase of warrants	-	-	(300,000)	-	-	(300,000)
Net income	-	-	-	3,397,743	-	3,397,743
Foreign currency translation adjustment	-	-	-		115,501	115,501
Balance as of March 31, 2023	35,004,635	$35,005	$25,172,567	$10,662,274	$81,477	$35,951,323
Issuance of ordinary shares pursuant to a private placement, net of offering cost	2,000,000	2,000	4,387,992	-	-	4,389,992
Share-based compensation	11,172	12	48,591	-	-	48,603
Acquisition of net assets under common control	-	-	(705,200)	-	-	(705,200)
Net income	-	-	-	1,051,539	-	1,051,539
Foreign currency translation adjustment	-	-	-		(205,352)	(205,352)
Balance as of March 31, 2024	37,015,807	$37,017	$28,903,950	$11,713,813	$(123,875)	$40,530,905
Share-based compensation	28,668	29	72,194	-	-	72,223
Net loss	-	-	-	(5,969,348)	-	(5,969,348)
Foreign currency translation adjustment	-	-	-		251,524	251,524
Balance as of March 31, 2025	37,044,475	$37,046	$28,976,144	$5,744,465	$127,649	$34,885,304

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$(5,969,348)	$1,051,539	$3,397,743
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	33,904	28,518	25,496
Amortization of right-of-use assets	141,986	115,979	95,449
Allowance for expected credit loss	2,839,907	170,643	-
Impairment of long-term investment	256,420	-	-
Share-based compensation	72,223	48,603	50,137
Unrealized gain from foreign exchange forward contract	-	(468,919)	-
Interest income from loan business	(832,724)	(236,556)	-
Unrealized gain from available-for-sale investments	23,464	8,138	-
Change in operating assets and liabilities:
Receivables from customers	434,315	263,840	(2,550,987)
Loans receivable from customers	(99,054)	3,348,289	(3,855,220)
Receivables from customers – related party	1,554,623	(179,562)	(1,523,259)
Receivables from broker-dealers and clearing organizations	(7,983,468)	(780,485)	(859,053)
Securities owned, at fair value	417,190	1,702,194	(1,453,660)
Other assets	245,047	677	140,566
Payable to customers	587,492	6,701,853	298,172
Payables to holders of structured notes	(6,139,179)	6,139,179	-
Payables to customers – related party	-	-	(56,215)
Accrued expenses and other liabilities	(54,194)	12,483	357,681
Income tax recoverable and payable	146,103	(63,692)	5,869
Lease liabilities	(145,928)	(104,277)	(104,170)
Net cash provided by (used in) operating activities	(14,471,221)	17,758,444	(6,031,451)

Cash flows from investing activities:
Purchases of fixed assets	(3,234)	(6,063)	(86,443)
Purchase of long-term investment in equity investees	(1,900,000)	(1,747,784)	(256,420)
Deposits for long-term investment	(500,000)	-	-
Payments for acquisition of net asset under common control	-	(500,000)	-
Payments of deposits for acquisition of net asset under common control	-	-	(200,000)
Loans made to third parties	-	-	(5,000,000)
Collection of loans from third parties	-	5,000,000	-
Originated loans disbursements to customers	(6,958,431)	(4,026,340)	-
Investment in available-for-sale investment	-	-	(1,000,000)
Net cash used in investing activities	(9,361,665)	(1,280,187)	(6,542,863)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	-	-	22,650,871
Proceeds from issuance of common shares pursuant to a private placement, net of issuance cost	-	4,389,992	-
Payments for repurchase of warrants	-	-	(150,000)
Net cash provided by financing activities	-	4,389,992	22,500,871

Net changes in cash, cash equivalents and restricted cash	(23,832,886)	20,868,249	9,926,557
Cash, cash equivalents and restricted cash, beginning of year	38,697,093	17,845,893	7,956,759
Effect of exchange rates on cash, cash equivalents and restricted cash	310,729	(17,049)	(37,423)
Cash, cash equivalents and restricted cash, end of year	$15,174,936	$38,697,093	$17,845,893

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$12,227,380	$25,919,945	$15,966,421
Restricted cash	2,947,556	12,777,148	1,879,472
Total cash, cash equivalents, and restricted cash	$15,174,936	$38,697,093	$17,845,893

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$327,975	$28,510	$9,858
Accrual of repurchase of warrants	$-	$-	$150,000

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-	$-
Cash paid for taxes, net of refunds	$713	$-	$25,652

The accompanying notes are an integral part of these consolidated financial statements.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

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

Eight subsidiaries, ZYAL (BVI) Limited (“ZYAL (BVI)”), ZYTL (BVI) Limited (“ZYTL (BVI)”), ZYNL (BVI) Limited (“ZYNL (BVI)”), WIN100 Tech Limited (“WIN100 TECH”), ZYPL (BVI) Limited (“ZYPL (BVI)”), ZYXL (BVI) Limited (“ZYXL (BVI)”), ZYIL (BVI) Limited (“ZYIL (BVI)”) and ZYFL (BVI) Limited (“ZYFL (BVI)”) were incorporated under the laws of the British Virgin Islands on January 7, 2021, January 12, 2021, January 20, 2021, May 14, 2021, July 14, 2022, July 14, 2022, November 11, 2022, and November 11, 2022, respectively. These subsidiaries are dormant as of the date of this report, except for WIN100 TECH, which provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

On November 28, 2022, ZYPL (BVI) established Top Financial Pte. Ltd. (“Top Fin”) in accordance with laws and regulations of Republic of Singapore. On the same date, ZYXL (BVI) set up Top Asset Management Pte. Ltd. (“Top AM”) in accordance with laws and regulations of Republic of Singapore. On February 24, 2023, ZYFL established Winrich Finance Limited in accordance with laws and regulations of Hong Kong. On February 9, 2023, the Company, through ZYIL (BVI), purchased 100% equity interest in Win100 Wealth Limited (“Win100 Wealth”) from an entity controlled by the controlling shareholder of the Company. The acquisition of Win100 Wealth was considered to be a business combination under common control. As of the acquisition date, Win100 Wealth had no operating activities and there were no assets or liabilities balance, income or expense, or cash flows in the financial statement of Win100 Wealth. Therefore, there was no financial impact resulting from the acquisition of Win100 Wealth. On March 19, 2024, ZYIL (BVI) established Win100 Management Limited (“Win100 Management”) in accordance with laws and regulations of BVI. On September 23, 2024, ZYIL (BVI) established TOP Solar Fund SPC (“Top Solar”) in accordance with laws and regulations of Cayman Islands.

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from the sole shareholder of Top 500 (the “Seller”) for cash consideration of $700,000. The Seller is a company controlled by Junli Yang, the controlling shareholder of the Company. On closing of acquisition, Top 500 did not meet definition of a business as it had no process or output. The acquisition of Top 500 was considered to be an acquisition of net assets under common control. On the acquisition date, Top 500 recorded minimal net assets deficits of $5,200. The Company recorded a reduction of additional paid-in capital of $705,200 in the acquisition.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

1. Organization and Description of Business (Continued)

TFGL together with its subsidiaries (collectively, the “Company”) are primarily engaged in providing futures brokerage and other financial services in Hong Kong through a trading platform to its customers. The Company generates brokerage commission income by enabling its customer to trade on multiple exchanges around the world.

On October 4, 2024, the Board of the Company approved the reclassification and redesignation of ordinary shares, and adoption of dual-class share capital structure. The details are as follows:

(i)	reclassify all ordinary shares of the Company issued and outstanding into class A ordinary shares of the Company with a par value of US$0.001 each (the “Class A Ordinary Shares”) with one (1) vote per share and with other rights attached to such shares as set forth in the second amended and restated memorandum and articles of association of the Company (the “M&A”) on a one for one basis;

(ii)	redesignate 10,000,000 authorized but unissued ordinary shares of the Company into 10,000,000 class B ordinary shares of the Company with a par value of US$0.001 each (the “Class B Ordinary Shares”) with fifty (50) votes per share and with other rights attached to it in the M&A on a one for one basis; and

(iii)	redesignate the remaining authorized but unissued ordinary shares of the Company into Class A Ordinary Shares on a one for one basis.

On June 24, 2025, the Board of the Company approved the re-designation of 90,000,000 authorized but unissued Class A Ordinary Shares of a par value of US$0.001 each into 90,000,000 authorized but unissued Class B Ordinary Shares of a par value of US$0.001 each and as a consequence of the Share Redesignation, to change the composition of the Company’s authorized share capital from 1,000,000,000 shares, comprising 990,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to 1,000,000,000 shares, comprising 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

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

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) was completed on March 26, 2020 by carrying out a sequence of contemplated transactions, where the Company became the holding company of all entities discussed above.

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

Before and after the Reorganization, the Company, together with its wholly-owned subsidiaries, are ultimately and effectively controlled by the same shareholders. Hence, the Reorganization is considered to be under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

These consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been prepared in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the parent company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

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

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Restricted cash

As of March 31, 2025, the balance of restricted cash represents the bank balance the Company holds on behalf of customers. As of March 31, 2024, the balance of restricted cash represents the bank balance the Company holds on behalf of customers and bank deposits made to an investment bank for OTC derivative business.

For the bank balance the Company holds on behalf of customers, the Company maintains segregated bank accounts with authorized institutions to hold clients’ monies arising from its normal course of business. The segregated clients’ account balance are restricted for client transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance (“HKSFO”). The Company has classified such segregated clients’ account balances as restricted cash.

Securities owned, at fair value

Securities owned, at fair value, mainly investment in common stocks, are recorded at fair value with the resulting realized and unrealized gains and losses reflected in trading gains in the consolidated statements of operations and comprehensive income (loss). Realized gains and losses from securities transactions are recorded on the identified cost basis. All securities transactions and transaction costs are recorded on a trade date basis.

Foreign currency forward contracts

Foreign currency contracts are recorded at fair value in the Company’s consolidated balance sheets and are not designated as hedging instruments. Gains or losses incurred on the remeasurement of the Company’s U.S. dollar denominated investments is recorded in the account of trading gains.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

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

As of March 31, 2025 and 2024, receivables from broker-dealers and clearing organizations consisted of the following:

	As of March 31,
	2025	2024
Receivables from broker-dealers and clearing organizations for futures customer accounts	$9,010,040	$3,739,268
Receivables from broker-dealers and clearing organizations for securities customer accounts	251,759	97,425
Receivables from broker-dealers and clearing organizations for securities proprietary trading	2,761,760	166,289
Total assets	$12,023,559	$4,002,982

Receivables from customers

Receivables from customers include the trading solution services fees and other amounts due from customers once the transactions have been executed and completed. Receivables from customers are recorded net of allowance for expected credit losses. Revenues earned from the futures brokerage service are included in futures brokerage commission, and revenues earned from trading solution services are included in trading solution services income. The amounts receivable from customers that are determined by management to be uncollectible are recorded as expected credit losses in the consolidated statements of operations. For the years ended March 31, 2025, 2024 and 2023, the Company provided allowance of $2,590,291, $nil and $nil for expected credit losses, respectively.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Long-term investments

-	Investment in a joint venture

The Company accounts for the investment in a limited partnership in which the Company holds more than minor equity interest (3% - 5%) under the equity method of accounting.

The Company applies the equity method to account for investment in a limited partnership and other investees, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and comprehensive income (loss). The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. Impairment of $256,420, $nil and $nil was recognized for the years ended March 31, 2025, 2024, and 2023.

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

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive payment is established.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Fixed assets, net

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The useful lives of fixed assets are as follows:

Computer and electronic equipment	3-5 years
Software	3-5 years
Furniture and fixtures	4 years
Investment properties	50 years

As of March 31, 2025 and 2024, the Company had three apartments in Cambodia and accounted for these apartments as investment properties. The Company holds these apartments for the purpose of earning rental revenue and capital appreciation.

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

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of eligibility rights to trade on or through the Stock Exchange of Hong Kong Limited (the “SEHK”). Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Available-for-sale investment

Available for sale investment mainly includes treasury bond. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses were included in interest income in the consolidated statements of operations and comprehensive income (loss) during the period in which the gain or loss was realized.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2025, 2024 and 2023.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

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

At the commencement date of the lease agreement between the Company and the third party lessor, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of March 31, 2025 and 2024.

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

Payables to holders of structured notes

Payables to holders of structured notes arise from the over-the-counter (OTC) derivatives business. The holders subscribed for structured notes by depositing investment amount to the Company’s account. The payables to holders of structured notes represent outstanding payables due to the holders of structured notes, which was calculated by the principal amount plus gains or minus losses arising from the investments in OTC derivatives business.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

a)	Revenue from Contracts with Customers

ASC 606, Revenue from Contracts with Customers (“ASC 606”) establishes principles for reporting information about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which needs to be recognized as assets.

Futures brokerage commissions

The Company earns fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information is not disclosed to the third-party brokers. When a customer executes a futures transaction through the Company’s platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage services is agreed upon and the promised services are delivered to customers. All of the Company’s revenues from contracts with customers are recognized at a point in time. The futures brokerage service cannot be cancelled once it has been executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. The Company recognizes revenue on a gross basis as the Company is determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebate as a trading incentive to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebates on the commission charged to specific customers with large volume transactions. The volume rebate offered to such customers is accounted for as a variable consideration and determined based on the most-likely amount method, which is recognized as a reduction of revenues. For the years ended March 31, 2025, 2024 and 2023, the Company did not offer volume rebates, as no customer achieved the transaction volume threshold required for eligibility.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

Trading solution services fees

The Company provides trading solution services to customers (e.g. individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and other financial products, through both internally and externally developed proprietary investment management software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions to back-office settlement operations. The Company implements the initial installation of such software for each customer and provides hosting services for a period of time, generally two years, as agreed in the contracts. The initial installation is considered as a set-up activity, rather than a promised service to customers, which provides no incremental benefit to customers beyond permitting the access and use of the hosted application. The Company identifies a single performance obligation from its contracts with customers. The Company charges each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate for each transaction executed on the platform with a minimum monthly fee required. The Company recognizes the trading solution services as satisfied over time.

Other service revenues

The Company also provides other financial services, including securities brokerage and currency exchange services, and earns securities brokerage commissions and other revenues, which are recognized when the service is rendered according to the relevant contracts. The Company may offer volume rebate as a trading incentive to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebates on the securities brokerage charged to customers. The volume rebate offered to customers is accounted for as a variable consideration and determined based on the most-likely amount method, which is recognized as a reduction of revenues.

For the years ended March 31, 2025, 2024 and 2023, other revenues accounted for 6.9%, 3.5% and 3.0%, respectively, of total revenues from contracts with customers.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

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

Sources of revenue

The Company has one revenue generating reportable geographic segment under ASC Topic 280 “Segment Reporting” and derives its revenues primarily from its futures brokerage service. The following table presents revenues from contracts with customers, in accordance with ASC Topic 606, by major source:

	For the Years Ended March 31,
	2025	2024	2023
Futures brokerage commissions
Commission on futures broking earned from Hong Kong Exchange	$286,507	$683,186	$718,166
Commission on futures broking from overseas Exchanges	1,543,734	2,709,667	3,593,909
	1,830,241	3,392,853	4,312,075
Trading solution service revenues	805,833	2,728,732	4,396,207
Other service revenues	231,356	278,883	294,083
	$2,867,430	$6,400,468	$9,002,365

b)	Trading gains, interest income and other

Trading gains and losses, interest income from loan business and other interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the (1) investment in OTC derivative business, (2) US common stocks, which are included in Securities owned, at fair value, and (3) foreign exchange forward purchased on the investment accounts in JP Morgan. Regarding the investment in OTC derivative business, the Company subscribed for 50% of the structured note portfolio. According to the agreements among the Company and other holders of structured notes, company gains and losses mainly from (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 55% of total subscription amount, and (iii) in the event the net assets of portfolio is below 55% of subscription amount, the portfolio is terminated.

The Company launched the loan business in 2024. For the years ended March 31, 2025 and 2024, the Company provided the loan business to third party customers. The business was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans.

Interest and other income primarily consist of interest earned on bank deposits.

Commission expenses

Commission expenses related to futures and other financial service transactions are primarily transaction costs paid to broker-dealers. These costs are expensed as incurred.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of March 31, 2025 and 2024.

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

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended March 31, 2025, 2024 and 2023, the Company had no dilutive securities.

Translation of foreign currencies

The functional currency is the U.S. dollar for the Company’s Cayman Islands operations, Hong Kong dollar for Hong Kong subsidiaries’ operations, Australian dollar for the Australian subsidiary’s operation and Singapore dollar for Singapore subsidiaries’ operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of March 31,
	2025	2024
HKD exchange rate for balance sheet items, except for equity accounts	7.7799	7.8259
AUD exchange rate for balance sheet items, except for equity accounts	0.6236	0.6524
SGD exchange rate for balance sheet items, except for equity accounts	1.3445	1.3475

	For the Years Ended March 31,
	2025	2024	2023
HKD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	7.7930	7.8246	7.8389
AUD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	0.6524	0.6579	N/A
SGD exchange rate for items in the statements of income and comprehensive income, and statements of cash flows	1.3380	1.3447	1.3739

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

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

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets included (i) money market funds which were included in cash and cash equivalents, (ii) US treasury notes which were recorded in the account of available-for-sale investment and (iii) securities owned, at fair value.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments. As of March 31, 2025 and for the years ended March 31, 2025, foreign currency forward contracts were categorized in Level 2 of the fair value hierarchy.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

As of March 31, 2025 and 2024, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash, loans receivable, receivables from customers, receivables from broker-dealers and clearing organizations, securities owned, at fair value, payables to customers and payables to holders of structured notes. The carrying amount of cash and cash equivalents, restricted cash, loans receivable, receivables from customers, receivables from broker-dealers and clearing organizations, payables to customers and payables to holders of structured notes approximate their fair values because of the short-term nature of these instruments. Securities owned, at fair value as of March 31, 2025 and 2024, mainly consist of common stock investments and are based upon quoted market price.

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

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Segment reporting

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM’’) for making decisions, allocation of resources and assessing performance.

The Company operates and manages its business as a single operating and reportable segment. The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income (loss) when making decisions about allocating resources and assessing performances of the Company. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

Concentration

For the year ended March 31, 2025, 2 customers accounted for approximately 20% and 12% of the total revenue, respectively. For the year ended March 31, 2024, one customer accounted for approximately 15% of the total revenue, respectively. For the year ended March 31, 2023, two customers accounted for approximately 13% and 10% of the total revenue, respectively.

For the year ended March 31, 2025, 2 brokers accounted for 75% and 18% of the total commission expenses, respectively. For the year ended March 31, 2024, two brokers accounted for approximately 70% and 25% of the total commission expenses, respectively. For the year ended March 31, 2023, two brokers accounted for approximately 76% and 18% of the total commission expenses, respectively.

As of March 31, 2025, the payable balance due to 3 customers accounted for approximately 37%, 27% and 17% of the total balance of payable to customers, respectively. As of March 31, 2024, the payable balance due to four customers accounted for approximately 24%, 22%, 13%, and 13% of the total balance of payable to customers, respectively. As of March 31, 2023, the payable balance due to two customers accounted for approximately 27% and 19% of the total balance of payable to customers, respectively.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

2. Summary of Significant Accounting Policies (Continued)

Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ended March 31, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this standard did not have a material impact on our results of operations, cash flows or financial condition.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

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

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

3. Receivables from customers

As of March 31, 2025 and 2024, receivables from customers consisted of the following:

	As of March 31,
	2025	2024
Receivable due from trading solution services	$3,087,114	$3,510,142
Less: allowance for expected credit loss on receivables from customers	(2,590,291)	-
	$496,823	$3,510,142

As of March 31, 2025 and 2024, the Company assessed the collection from the customers and provided allowance of $2,590,291 and $nil against receivables from customers, respectively.

4. Loans receivable

As of March 31, 2025 and 2024, loans receivable consisted of the following:

	As of March 31,
	2025	2024
Receivable due from customers holding US stocks or HK stocks (i)	$610,296	$519,311
Less: allowance for expected credit loss on receivable due from customers holding US stocks or HK stocks	(261,342)	(11,240)
	348,954	508,071
Loans receivable (ii)	11,957,377	4,146,564
	$12,306,331	$4,654,635

(i)	The balance due from customers holding US stocks or HK stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks or HK stocks through the Company’s platform. The US stocks and HK stocks were under custodian of the Company, and the customers shall fully pay the balance to the Company before they sold these stocks. For the year ended March 31, 2025 and 2024, the Company provided expected credit loss of $249,616 and $11,240 against the receivables due from these customers because the fair value of the stocks were below the receivables due from the customers.

(ii)	For the year ended March 31, 2024, the Company launched loan business, which was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. For the year ended March 31, 2025 and 2024, the Company recognized interest income of $832,724 and $120,421 from the loan business. As of March 31, 2025, the loans receivables were comprised of principal of $11,277,359 and interest of $680,018, respectively. As of March 31, 2024, the loans receivables were comprised of principal of $4,026,819 and interest of $119,745, respectively.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

5. Fixed assets, Net

As of March 31, 2025 and 2024, fixed assets consisted of the following:

	As of March 31,
	2025	2024
Investment properties	$414,943	$412,504
Computer and electronic equipment	49,958	57,130
Software	86,372	85,865
Less: accumulated depreciation	(117,249)	(96,996)
	$434,024	$458,503

Depreciation expense was $33,904, $28,518 and $25,496 for the years ended March 31, 2025, 2024 and 2023, respectively.

6. Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $192 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $19,499, $19,238 and $17,544 for the years ended March 31, 2025, 2024 and 2023, respectively.

7. Fair Value

The following table presents information about the Company’s assets by major category measured at fair value on a recurring basis as of March 31, 2025 and 2024, and indicates the fair value hierarchy of the valuation technique utilized by the Company to determine such fair value.

Assets measured at fair value on a recurring basis as of March 31, 2025 and 2024:

	March 31, 2025
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$531,189	$531,189	$-	$-	$531,189
Foreign currency forward contracts	(50,669)	-	(50,669)	-	(50,669)
US Treasury notes	968,398	968,398	-	-	968,398
Total assets at fair value	$1,448,918	$1,499,587	$(50,669)	$-	$1,448,918

	March 31, 2024
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$946,619	$946,619	$-	$-	$946,619
Money market fund	175,373	175,373	-	-	175,373
US Treasury notes	991,862	991,862	-	-	991,862
Foreign currency forward contracts	468,919	-	468,919	-	468,919
Total assets at fair value	$2,582,773	$2,113,854	$468,919	$-	$2,582,773

There was no transfer between any levels during the years ended March 31, 2025, 2024, and 2023.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

8. Operating lease

As of March 31, 2025, the Company had two non-cancelable office operating lease agreements with third-party lessors, with lease terms ranging between two years and three years. The lease agreements mature from October 2026 through September 2027.  The Company considers the renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	As of March 31,
	2025	2024
Rights of use lease assets	$269,664	$59,689

Operating lease liabilities	$270,866	$64,826

The weighted average remaining lease terms and discount rates for the above operating lease were as follows as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
Remaining lease term and discount rate
Weighted average remaining lease term (years)	2.24	0.61
Weighted average discount rate	5%	5%

During the years ended March 31, 2025, 2024, and 2023, the Company incurred total operating lease expenses of $151,214, $133,304 and $104,557, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2025:

Twelve months ending March 31, 2026	$150,853
Twelve months ending March 31, 2027	113,247
Twelve months ending March 31, 2028	32,974
Less: imputed interest	(14,741)
Present value of lease liabilities	$282,333

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

9. Long-term investments

As of March 31, 2025 and 2024, long-term investments consisted of the following:

	As of March 31,
	2025	2024
Investment in a partnership	$-	$256,420
Investment in cost-method investees	3,647,784	1,747,784
	$3,647,784	$2,004,204

On June 24, 2022, the Company entered into a partnership agreement to invest $256,420 (HKD 2,000,000), for 20% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in biological entities. During the year ended March 31, 2025, the limited partnership make investment in an investee which incurred significant loss for the year of 2025 and presented accumulated loss as of March 31, 2025. The Company assessed that the decline in fair value of long-term investment to be other-than-temporary. As of March 31, 2025, the Company provided full impairment against the investment. As of March 31, 2024, the limited partnership incurred limited operations, and the Company did not record its share of the operating loss of the limited partnership for the years ended March 31, 2024 and 2023. As of March 31, 2024, no significant impairment indicators have been noted in connection with the investment.

During the year ended March 31, 2025, the Company made additional investments of $1,900,000 in two cost-method investees. During the year ended March 31, 2024, the Company made investments of $1,747,784 in three privately held companies, over which the Company owned equity interest of neither has control nor significant influence through investment in ordinary shares. The Company accounted for the investment in these privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuers. These privately held companies just commenced their operations in the year of 2024, and incurred minimal losses through March 31, 2025. For the years ended March 31, 2025 and 2024, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of March 31, 2025 and 2024, the Company did not recognize impairment against the investment security.

During the year ended March 31, 2025, the Company also made an investment deposit of $500,000 in one existing cost-method investee with intension to increase its equity interest in the investee. The investment was closed in April 2025. As of March 31, 2025, the Company recorded the investment deposit in the account of “deposit for long-term investment”.

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

For the year ended March 31, 2023, the Company issued an aggregation of 4,365 ordinary shares to the three directors, and recognized share-based compensation expenses of $50,173 in the account of “compensation and benefits” in the consolidated statements of operations and comprehensive (loss) income.

For the year ended March 31, 2024, the Company issued an aggregation of 11,172 ordinary shares to the three directors, and recognized share-based compensation expenses of $48,603 in the account of “compensation and benefits” in the consolidated statements of operations and comprehensive (loss) income.

For the year ended March 31, 2025, the Company issued an aggregation of 28,668 ordinary shares to the three directors, and recognized share-based compensation expenses of $72,224 in the account of “compensation and benefits” in the consolidated statements of operations and comprehensive (loss) income.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

11. Equity

Ordinary shares

The Company’s authorized share capital is 50,000,000 ordinary shares, par value $0.001 per share. On August 1, 2019, the Company issued 50,000,000 ordinary shares, which issuance was considered as being part of the reorganization of the Company.

On September 9, 2021, the sole shareholder of the Company surrendered 20,000,000 ordinary shares of US$0.001 par value each for no consideration. On September 9, 2021 the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 per share, to US$150,000, divided into 150,000,000 ordinary shares of a par value of US$0.001 per share. The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On October 4, 2024, the Board of the Company approved the reclassification and redesignation of ordinary shares, and adoption of dual-class share capital structure. The details are as follows:

(i)	reclassify all ordinary shares of the Company issued and outstanding into class A ordinary shares of the Company with a par value of US$0.001 each (the “Class A Ordinary Shares”) with one (1) vote per share and with other rights attached to such shares as set forth in the second amended and restated memorandum and articles of association of the Company (the “M&A”) on a one for one basis;

(ii)	redesignate 10,000,000 authorized but unissued ordinary shares of the Company into 10,000,000 class B ordinary shares of the Company with a par value of US$0.001 each (the “Class B Ordinary Shares”) with fifty (50) votes per share and with other rights attached to it in the M&A on a one for one basis; and

(iii)	redesignate the remaining authorized but unissued ordinary shares of the Company into Class A Ordinary Shares on a one for one basis.

On June 24, 2025, the Board of the Company approved re-designate 90,000,000 authorized but unissued Class A Ordinary Shares of a par value of US$0.001 each into 90,000,000 authorized but unissued Class B Ordinary Shares of a par value of US$0.001 each, and as a consequence of the Share Redesignation, to change the composition of the Company’s authorized share capital from 1,000,000,000 shares, comprising 990,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to 1,000,000,000 shares, comprising 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

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

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

11. Equity (Continued)

Ordinary shares (cont’d)

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

For the years ended March 31, 2025, 2024 and 2023, the Company issued an aggregation of 28,668, 11,172 and 4,365 ordinary shares, respectively, to three non-executive directors as part of their compensation. See Note 10 for details.

As of March 31, 2025 and 2024, the Company had 37,044,475 and 37,015,807 Class A Ordinary Shares issued and outstanding, respectively. As of March 31, 2025 and 2024, the Company had no outstanding Class B Ordinary Shares issued and outstanding.

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

As of March 31, 2025 and 2024, the Company had no warrants issued and outstanding.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

12. Income Taxes

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company and Top Solar are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, the Company’s BVI subsidiaries are not subject to tax on income or capital gains.

Hong Kong

ZYSL, ZYCL and Winrich are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the Years Ended March 31, 2025, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL, ZYCL and Winrich are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

The current and deferred portions of the income tax benefits (expense) included in the consolidated statements of operations and comprehensive income (loss) as determined in accordance with FASB ASC 740 are as follows:

	For the Years Ended March 31,
	2025	2024	2023
Current income tax expense	$(146,104)	$63,692	$(31,520)
Deferred income tax expense	-	-
	$(146,104)	$63,692	$(31,520)

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

12. Income Taxes (Continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Company’s income tax expense is shown in the following table:

	For the Years Ended March 31,
	2025	2024	2023
Income tax benefits (expenses) at applicable statutory rate	$960,836	$(162,995)	$(565,828)
Income not subject to tax (2)	(712,770)	89,264	421,297
Income tax of other jurisdictions (3)	29,142	-	30
Nontaxable offshore profit	-	136,655	113,777
Benefit on tax concession (note (1))	192	767	765
Changes in valuation allowance	(423,504)	-	(1,561)
	$(146,104)	$63,692	$(31,520)

(1)	The provision for Hong Kong Profits Tax for 2025 is calculated at 16.5% (2024 and 2023: 16.5%) of the estimated assessable profits for the year, taking into account a reduction granted by the Hong Kong SAR Government of 100% of the tax payable for the year of assessment 2024-25 subject to a maximum reduction of HK$1,500 for each business (2024: a maximum reduction of HK$3,000 was granted for the year of assessment 2023-24 and was taken into account in calculating the provision for 2024, 2023: a maximum reduction of HK$6,000 was granted for the year of assessment 2022-23 and was taken into account in calculating the provision for 2023).

(2)	The Company also has entities domiciled in the British Virgin Islands, but such entities are not subject to income or capital gains taxes.

(3)	Top Fin and Top AM were established in Singapore, which are subject to income tax rate of 17%, and Top 500 was established in Australia, which is subject to income rate of 25%.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

13. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Mr. Huaixi Yang	Immediate family member of Ms. Junli Yang, the Chairwoman of the Board.
PRO800 Limited (“PRO800”)	Wholly owned by Ms. Junli Yang, the controlling shareholder of the Company.
Zhong Yang Holdings Limited	Predecessor Parent Company, owned by the same group of shareholders and determined to be a related party upon the completion of the Reorganization on March 26, 2020
Sunx Global Limited	Predecessor Parent Company owns 95% of Sunx Global Limited and ceased to be a related party of the Company from February 28, 2024
WSYQR Limited	Wholly owned by Mr. Huaixi Yang before April 1, 2023, and ceased to be a related party of the Company from May 24, 2023.
Sincere Creative Investment LPF	Indirect subsidiary owns 20% of Sincere Creative Investment LPF.

b. Related parties transactions

		For the Years Ended March 31,
	Nature	2025	2024	2023
Mr. Huaixi Yang	Gross commission income	$10,204	$-	$1,962
Mr. Huaixi Yang	Handling income	$13,128	$-	$-
Mr. Huaixi Yang	Interest income	$169,549	$179,217	$96,317
WSYQR Limited	Gross commission income	$-	$-	$8,884

On April 12, 2023, the Company, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 SEC PTY LTD (“Top 500”) from PRO800 at cash consideration of $700,000. The Company fully paid the cash consideration by closing date.

c. Balance with related parties

	Nature	March 31, 2025	March 31, 2024

Mr. Huaixi Yang	Receivable due from customers – a related party	$-	$1,548,088
Mr. Huaixi Yang	Payable due to customers – a related party	$880,336	$-

The balance due from Mr. Huaixi Yang represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the related parties shall fully paid the balance to the Company before they sold these stocks. For the years ended March 31, 2025 and 2024, the Company provided expected credit loss of $nil and $159,401 against the receivables due from Mr. Yang because the fair value of the stocks were below the receivables due from Mr. Yang.

TOP Financial Group Limited

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

14. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission that the Company’s subsidiaries were required to maintain as of March 31, 2025 and 2024, and the actual amounts of capital that were maintained.

Capital requirements as of March 31, 2025

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Zhong Yang Securities Limited	$385,609	$7,319,000	$6,933,391	1898%
Zhong Yang Capital Limited	385,609	684,500	$298,891	178%
Total	$771,218	$8,003,500	$7,232,282	1038%

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Zhong Yang Securities Limited	$383,342	$1,273,900	$890,558	332%
Zhong Yang Capital Limited	383,342	636,850	253,508	166%
Total	$766,684	$1,910,750	$1,144,066	249%

15. Subsequent Events

On July 9, 2025, the Company and ZYNL (BVI) Limited (“ZYNL”), a subsidiary of the Company, entered into a Share Purchase Agreement (the “Agreement”) with Zhong Yang Financial Services Limited (the “Target”) and the sole shareholder of the Target (“Seller”). The Seller is a company incorporated under the laws of Hong Kong, of which a family member of Ms. Junli Yang, the Chairwoman of the Board of Directors of the Company, and Ms. Yung Yung Lo, the Chief Financial Officer of the Company, hold 71.50% and 8.30% equity interest, respectively. Pursuant to the Agreement, Seller agreed to sell, convey, assign, transfer and deliver to ZYNL, and ZYNL agreed to purchase from Seller, 100% of the equity interest in the Target for a total purchase price of HKD500,000 (approximately USD63,750). The closing of the transaction is conditioned upon completion of due diligence reviews of the Target and any required regulatory approvals.